      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996

                                                       REGISTRATION NO. 333-3272
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                   VANS, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                              3021                             33-0272893
  (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
   incorporation or organization)       Classification Code Number)            Identification Number)

                           2095 NORTH BATAVIA STREET
                         ORANGE, CALIFORNIA 92665-3101
                                 (714) 974-7414
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               CRAIG E. GOSSELIN
                       VICE PRESIDENT AND GENERAL COUNSEL
                                   VANS, INC.
                           2095 NORTH BATAVIA STREET
                         ORANGE, CALIFORNIA 92665-3101
                                 (714) 974-7414
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                   CRAIG E. DAUCHY                                      BRYANT B. EDWARDS
                    ERIC C. JENSEN                                       LATHAM & WATKINS
                COOLEY GODWARD CASTRO                           633 WEST FIFTH STREET, SUITE 4000
                  HUDDLESON & TATUM                               LOS ANGELES, CALIFORNIA 90071
                 3000 SAND HILL ROAD                                      (213) 485-1234
                BUILDING 3, SUITE 230
             MENLO PARK, CALIFORNIA 94025
                    (415) 843-5000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ---------------------------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------
                                                                                      PROPOSED
                                                                                      MAXIMUM
                                                                 PROPOSED MAXIMUM    AGGREGATE
              TITLE OF SECURITIES                 AMOUNT TO BE    OFFERING PRICE      OFFERING        AMOUNT OF
               TO BE REGISTERED                    REGISTERED      PER SHARE(1)       PRICE(1)     REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value..................    2,990,000         $13.875        $41,486,250       $14,306(2)
- -------------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee under Rule 457(c) of the Securities Act of 1933 based on the average of the high and low sales prices of the Common Stock on the Nasdaq National Market on March 29, 1996.

(2) Previously paid.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY
DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   VANS, INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-3

           ITEM NUMBER AND HEADING IN
         FORM S-3 REGISTRATION STATEMENT                      HEADING IN PROSPECTUS
- -------------------------------------------------  -------------------------------------------
   1. Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Outside Front Cover Page
   2. Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front Cover Page and Outside Back
                                                     Cover Page
   3. Summary Information, Risk Factors, and
        Ratio of Earnings to Fixed Charges.......  Prospectus Summary; Risk Factors
   4. Use of Proceeds............................  Use of Proceeds
   5. Determination of Offering Price............  Not applicable
   6. Dilution...................................  Not applicable
   7. Selling Security Holders...................  Certain Relationship; Principal and Selling
                                                     Stockholders
   8. Plan of Distribution.......................  Outside Front and Inside Front Cover Pages;
                                                     Underwriting
   9. Description of Securities to be
        Registered...............................  Not applicable
  10. Interests of Named Experts and Counsel.....  Legal Matters
  11. Material Changes...........................  Outside Front and Inside Front Cover Pages;
                                                     Prospectus Summary; Risk Factors; The
                                                     Company; Dividend Policy; Capitalization;
                                                     Selected Consolidated Financial Data;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations; Business; Management; Certain
                                                     Relationship; Principal and Selling
                                                     Stockholders; Consolidated Financial
                                                     Statements
  12. Incorporation of Certain Information by
        Reference................................  Incorporation of Certain Documents by
                                                     Reference
  13. Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES
     IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 21, 1996


PROSPECTUS
          , 1996
                                2,600,000 SHARES

                                      LOGO
                                  COMMON STOCK

     Of the 2,600,000 shares of Common Stock being offered hereby (the "Offering"), 2,500,000 are being sold by Vans, Inc. (the "Company"), and 100,000 are being sold by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. The Common Stock is traded on the Nasdaq National Market under the symbol "VANS." On April 15, 1996, the last reported sales price of the Common Stock was $14.00 per share.

      SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
                              PRICE          UNDERWRITING        PROCEEDS        PROCEEDS TO
                              TO THE        DISCOUNTS AND         TO THE         THE SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       STOCKHOLDERS
- ------------------------------------------------------------------------------------------------
Per Share...............         $                $                 $                 $
Total(3)................         $                $                 $                 $
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of this Offering estimated at $470,000, payable by the Company.

(3) A principal stockholder of the Company and its affiliated investment partnership have granted the Underwriters a 30-day option to purchase up to an aggregate of 390,000 additional shares of Common Stock to cover over-allotments, if any. If the option is exercised in full, the Price to the Public, Underwriting Discounts and Commissions and Proceeds to the
    Selling Stockholders will be $          , $          and $          ,
    respectively. See "Principal and Selling Stockholders" and "Underwriting."

     The shares of Common Stock offered hereby are being offered by the several Underwriters when, as and if delivered to and accepted by them, subject to certain conditions, including their right to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment in New York, New York on
or about             , 1996.

DONALDSON, LUFKIN & JENRETTE
       SECURITIES CORPORATION

                             MONTGOMERY SECURITIES

                                                   ROBERTSON, STEPHENS & COMPANY

          VANS and the VANS logo are registered trademarks of the Company. This Prospectus includes other trademarks of the Company and the trademarks of other companies.
                            ------------------------

          IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT
TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

          IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Except as otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, all references to the "Company" refer to Vans, Inc. and its subsidiaries.

                                  THE COMPANY

     Vans, Inc. is a leading designer, manufacturer and distributor of a collection of high quality casual and active-casual footwear for men, women and children, as well as performance footwear for enthusiasts of outdoor sports such as skateboarding, snowboarding and BMX bicycling. The Company was founded in 1966 in Southern California as a domestic manufacturer of vulcanized deck shoes (such as the Authentic(TM)). Today the Company markets its broad footwear line worldwide to a target customer base of 12 to 24 year old young men and women. For the thirty-nine week period ended February 24, 1996, the Company generated sales of $85.4 million. The Company's sales to national accounts increased during this period by 31.2% to $46.0 million, international sales increased by 67.9% to $18.2 million, and sales through the Company's 80 retail stores grew by 20.9% to $21.3 million with a comparable store sales increase of 11.4%.

     The Company has earned a reputation over its 30 year history for quality, performance and value, particularly among participants in alternative sports such as skateboarding and BMX bicycling. As a result of this reputation, the Company has developed a strong brand image which the Company believes represents the individualistic and outdoor lifestyle of its target customer base. The VANS brand image coincides with what the Company believes is a fundamental shift in the attitudes and lifestyles of young people worldwide, characterized by the rapid growth and acceptance of alternative, outdoor sports and the desire to lead an individualistic, contemporary lifestyle. The Company believes that underlying factors influencing young people include: (i) programs broadcast worldwide on networks such as MTV, ESPN and ESPN2; (ii) the growing international distribution and popularity of magazines such as Rolling Stone, TransWorld SKATEboarding, Spin and Details; and (iii) the increased independence and purchasing power of young people worldwide, as evidenced by the estimated 25 million teenagers in the United States who in 1994 spent approximately $89 billion.

     To capitalize on the strength of the VANS brand with young men and women worldwide, the Company has recently repositioned itself from a domestic manufacturer to a marketing-driven company. With a focus on understanding the attitudes, lifestyle and product desires of its target customer base, and by marketing and designing its product line accordingly, the Company believes it is well-positioned to further the growth of the VANS brand in this attractive market.

     Led by a new management team including Walter Schoenfeld, the Company's Chief Executive Officer and the founder of Britannia Sportswear Company, and Gary Schoenfeld, the Company's Chief Operating Officer, the Company has implemented a number of strategic and operational initiatives. In particular, the Company: (i) began sourcing new products from overseas; (ii) leveraged its brand equity with young people into products centered around increasingly popular alternative sports, such as the Company's snowboard boot line, and into products that have a lifestyle orientation, such as the Company's successful International Collection of casual and active-casual shoes; (iii) designed a marketing strategy to promote the VANS brand and stay close to the product desires of its target customers; (iv) restructured its operations which culminated with the July 1995 closing of its underutilized manufacturing facility in Orange, California and the consolidation of the production of its traditional vulcanized shoes at its smaller facility in Vista, California; and
(v) enhanced its management information and inventory control systems to better control costs and increase operational efficiencies. Each of these initiatives has been an important ingredient of the Company's heightened commitment to its customers.

BUSINESS STRATEGY

     The Company's long-term objective is to become a leading lifestyle company offering lines of complementary footwear, apparel and accessory products worldwide that capitalize on the strength of the VANS brand. The Company's operating and growth strategies are aimed at achieving this long-term objective while maintaining the authenticity and credibility of the VANS brand image.

     OPERATING STRATEGY

     The Company seeks to be the brand of choice for lifestyle and alternative sport footwear and related products by continually listening and responding to the product desires of its target customers. The Company's core customers are 12 to 24 year old young men and women who are active enthusiasts of alternative sports and/or on the forefront of fashion and contemporary lifestyle trends. The breadth of the Company's product line is intended to appeal both to these core trendsetters as well as to mainstream customers who similarly identify with the lifestyle image of the VANS brand. The Company's operations are directly tied to this strategy and are intended to provide the necessary framework for staying close to these customers. Key elements of the Company's operating strategy include:

     - Promoting the VANS brand image through grassroots marketing efforts;
     - Providing authentic and design-distinctive products;
     - Focusing domestic distribution through selected national retailers and independent accounts;
     - Selecting international distributors that are skilled at promoting the VANS brand in their local markets;
     - Executing a retail strategy that complements the Company's overall brand strategy;
     - Maintaining flexibility in manufacturing to better respond to customer needs;
     - Executing a well-conceived product testing process to help gauge market acceptance; and
     - Utilizing selective licensing to further promote the VANS brand.

     GROWTH STRATEGY

     The Company's growth strategy is to maximize its long-term opportunities while simultaneously enhancing and protecting its valuable brand image. The Company's growth strategy is focused on:

     - Expanding its product line beyond the Company's core men's footwear styles to include more women's styles as well as related products such as apparel and other accessories;
     - Capitalizing on the growing snowboarding market;
     - Increasing the penetration of its existing domestic account base; and
     - Pursuing a global marketing initiative to increase sales in existing and new international markets.

                                  THE OFFERING

Common Stock offered by the Company........................  2,500,000 shares
Common Stock offered by a Selling Stockholder..............  100,000 shares
Common Stock to be outstanding after this Offering(1)......  12,332,418 shares
Use of Proceeds............................................  For repayment of debt and general corporate purposes. See
                                                             "Use of Proceeds."
Nasdaq National Market Symbol..............................  VANS

- ------------------------
(1) Excludes options to purchase 1,393,209 shares of Common Stock outstanding under the Company's 1991 Long-Term Incentive Plan (the "Incentive Plan"), of which options to purchase an aggregate of 424,987 shares are currently exercisable. Also excludes options to purchase 110,280 shares of Common Stock granted outside of the Incentive Plan, all of which are currently exercisable.
                            ------------------------

     The executive offices of the Company are located at 2095 North Batavia Street, Orange, California
92665-3101. The Company's telephone number is (714) 974-7414.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                              THIRTY-NINE WEEKS ENDED
                                           FISCAL YEARS ENDED MAY 31,       ----------------------------
                                          -----------------------------     FEBRUARY 25,    FEBRUARY 24,
                                           1993       1994       1995           1995            1996
                                          -------    -------    -------     ------------    ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $86,563    $80,476    $88,056       $ 63,470        $ 85,434
Gross profit(1).........................   37,786     31,698     27,716         26,255          33,144
Restructuring costs(2)..................       --         --     30,048             --              --
Earnings (loss) from operations.........    5,785      4,031    (38,418)         3,498           5,347
Interest and debt expense...............   (2,856)    (2,856)    (2,881)        (2,142)         (2,452)
Net earnings (loss).....................    2,709      1,361    (37,135)         1,791           2,634
Per share information(3):
  Primary earnings (loss) per share.....  $  0.28    $  0.14    $ (3.86)      $   0.18        $   0.26
  Fully diluted earnings (loss) per
     share..............................     0.28       0.14      (3.86)          0.18            0.25
  Pro forma earnings (loss) per
     share(4)...........................                          (3.00)                          0.31



                                                                        AS OF FEBRUARY 24, 1996
                                                                       -------------------------
                                                                       ACTUAL     AS ADJUSTED(6)
                                                                       -------    --------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(5)...................................................  $13,856       $ 22,260
Total assets.........................................................   72,709         75,144
Long-term debt, including current portion............................   28,298            450
Total stockholders' equity...........................................   23,452         56,145


                                                                              THIRTY-NINE WEEKS ENDED
                                            FISCAL YEARS ENDED MAY 31,      ----------------------------
                                           -----------------------------    FEBRUARY 25,    FEBRUARY 24,
                                            1993       1994       1995          1995            1996
                                           -------    -------    -------    ------------    ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER OPERATING DATA:
  Net sales by channel:
     National............................  $40,837    $43,744    $50,464      $ 35,039        $ 45,962
     Retail..............................   23,895     22,816     24,643        17,598          21,278
     International.......................   21,831     13,916     12,949        10,833          18,194
                                           -------    -------    -------    ------------    ------------
          Total net sales................  $86,563    $80,476    $88,056      $ 63,470        $ 85,434

- -----------------------------
(1) Fiscal 1995 amount includes a write down of $6.3 million of domestic inventory in the fourth quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(2) In the fourth quarter of fiscal 1995, the Company recognized a charge of $30.0 million related to the closure of its Orange, California manufacturing facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) See Note 2 of Notes to Consolidated Financial Statements for a description of the calculation of net earnings (loss) per common share.


(4) Pro forma earnings (loss) per share for the fiscal year ended May 31, 1995 and the thirty-nine week period ended February 24, 1996 assumes the retirement of debt from the estimated proceeds of the Offering had taken place at the beginning of the period. The computation assumes that approximately 2,217,000 shares and 2,313,000 shares of Common Stock, respectively, would be issued at a net proceeds price of $13.08 per share to retire the $29.0 million and $30.2 million of debt, respectively, and that the after tax (at the statutory rate of 40%) interest expense savings would be $1.7 million and $1.3 million, respectively.


(5) Working capital consists of current assets minus current liabilities.


(6) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

CHANGES IN FASHION TRENDS

     The Company's success is largely dependent on its ability to anticipate the rapidly changing fashion tastes of its customers and to provide merchandise that appeals to their preferences in a timely manner. There can be no assurance that the Company will respond in a timely manner to changes in consumer preferences or that the Company will successfully introduce new models and styles of footwear. Achieving market acceptance for new products may also require substantial marketing and product development efforts and the expenditure of significant funds to create consumer demand. Decisions with respect to product designs often need to be made several months in advance of the time when consumer acceptance can be determined. As a result, the Company's failure to anticipate, identify or react appropriately to changes in styles and features could lead to, among other things, excess inventories and higher markdowns, lower gross margins due to the necessity of providing discounts to retailers, as well as the inability to sell such products through Company-owned retail and factory outlet stores. Conversely, failure by the Company to anticipate consumer demand could result in inventory shortages, which can adversely affect the timing of shipments to customers, negatively impacting retailer and distributor relationships and diminishing brand loyalty. The failure to introduce new products that gain market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations, and could adversely affect the image of the VANS brand name. See "Business-- Product Design and Development," "--Marketing and Promotion" and "--Backlog."

WORKING CAPITAL CONSTRAINTS

     During the last 18 months, the Company has experienced an increase in the level of accounts receivable and been subjected to other significant working capital constraints due to numerous factors, including acceptance and sales of its products, the timing and manufacturing of orders, the seasonality of its business and payment terms extended to its retailers and by its suppliers. During the thirty-nine week period ended February 24, 1996, working capital constraints were one of several factors which adversely impacted sales to the Company's national accounts. The Company believes that the application of the net proceeds of this Offering to repay debt should alleviate these constraints to a significant extent. However, there can be no assurance that, particularly in the event of continued growth in sales, the factors discussed above or other factors would not cause the Company to experience cash flow constraints, which could have a significant adverse effect on the Company's results of operations. In particular, to the extent the Company increases its sales to international distributors or to certain national accounts, the longer payment terms provided to such customers are expected to increase the levels of the Company's accounts receivable and could therefore affect the Company's ability to finance its operations. The level of accounts receivable of the Company increased significantly in absolute dollars and as a percentage of sales during the thirty-nine week period ended February 24, 1996 as compared to the comparable prior fiscal period. The Company may need to seek additional financing to support its growth in the future; however, there can be no assurance that such financing will be available on terms acceptable to the Company, or at all. In addition, the Company has recently entered into a financing and handling arrangement with Ssangyong (U.S.A.), Inc. ("Ssangyong U.S.A.") to provide for financing and distribution of snowboard boots. Such agreement expires on March 28, 1997 and there can be no assurance that the relationship with Ssangyong U.S.A. will be successful or that the agreement will be renewed. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

     Footwear Industry

     The athletic and casual footwear industry is highly competitive. The Company competes with a number of domestic and foreign manufacturers of footwear. Many of the Company's competitors, such as Nike, Inc., Reebok International Ltd., adidas AG and Fila Holding SpA, have significantly greater financial resources than the company, have more comprehensive lines of product offerings, compete with the Company in the Far East for manufacturing sources and spend substantially more on product advertising than the Company. In addition, the general availability of offshore shoe manufacturing capacity allows for rapid expansion by competitors and new entrants in the footwear market. In addition, in the casual footwear market, the Company competes with a number of companies, such as Airwalk, Converse Inc. and Stride Rite Corporation (Keds), many of which may have significantly greater financial and other resources than the Company.

     Snowboard Boot Industry

     The Company is a relatively new entrant in the snowboard boot business. Although the Company has experienced growth in sales of its line of snowboard boots, it faces significant competition, most notably from Airwalk and Burton Snowboards, Inc., the industry leaders. Snowboarding is a relatively new sport and there can be no assurance that it will continue to grow at the rate experienced in recent years, or that its popularity will not decline. Moreover, the market for snowboards is characterized by image-conscious consumers. The failure by the Company to accurately predict and target future trends or to maintain its progressive image could have a material adverse effect on its snowboard boot sales. The Company believes that its future success in the snowboard boot market will depend, in part, on its ability to introduce innovative, well-received products, and there can be no assurance that it will do so. See "Business--Competition."

DEPENDENCE ON FOREIGN MANUFACTURERS

     Approximately 64% of the Company's shoes and 100% of the Company's snowboard boots sold during the thirty-nine week period ended February 24, 1996 were manufactured by independent suppliers located in South Korea. The Company anticipates that its reliance on offshore manufacturers will increase, primarily due to increasing sales of its International Collection and the Company's snowboard boot line. The Company does not have contracts with its foreign footwear manufacturing sources. The Company currently uses six manufacturers for the production of its shoes, three manufacturers for the production of snowboard boots and one manufacturer for the production of both shoes and snowboard boots. One manufacturer accounted for approximately 52% of all third party shoes manufactured during the thirty-nine week period ended February 24, 1996, and the Company believes this manufacturer accounts for approximately 40% of all third party shoes which are currently being manufactured for the Company. In addition, the Company may in the future use manufacturers outside of South Korea. There can be no assurance that the Company will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, errors in complying with product specifications, inability to obtain sufficient raw materials, insufficient quality control, failure to meet production deadlines or increases in manufacturing costs. In addition, if the Company's relationship with any of its manufacturers were to be interrupted or terminated, the Company would be required to locate alternative manufacturing sources. The establishment of new manufacturing relationships involves numerous uncertainties, and there can be no assurance that the Company would be able to obtain alternative manufacturing sources on terms satisfactory to the Company. Should a change in its suppliers become necessary, the Company would likely experience increased costs, as well as substantial disruption and resulting loss of sales. In addition, the Company utilizes two international sourcing agents who assist the Company in selecting and overseeing third party manufacturers, ensuring quality, sourcing fabrics and monitoring quotas and other trade regulations. The loss or reduction in the level of services from either of such agents could significantly affect the ability of the Company to efficiently source products from South Korea, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sourcing and Manufacturing."

     Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, changing economic conditions, expropriation, nationalization, the imposition of tariffs, import and export controls and other non-tariff barriers (including quotas) and restrictions on the transfer of funds, environmental regulation and other changes in governmental policies. There can be no assurance that such factors will not materially adversely affect the Company's business, financial condition and results of operations. See "Business--Sourcing and Manufacturing." While the Company's transactions with international suppliers and distributors are accounted for in

United States dollars, and the Company does not engage in currency hedging, currency fluctuations could adversely affect the Company in the future.

     All Company products manufactured overseas and imported into the United States are subject to duties collected by the United States Customs Service. Customs information submitted by the Company is subject to review by the Customs Service. The Company is unable to predict whether additional United States Customs duties, quotas or other restrictions may be imposed on the importation of its products in the future. The enactment of any such duties, quotas or restrictions could result in increases in the cost of such products generally and might adversely affect the sales or profitability of the Company.

MANAGEMENT OF GROWTH

     The Company intends to pursue an aggressive growth strategy through expanded marketing and promotion efforts, more frequent introductions of products, broader lines of casual and performance footwear and snowboard boots as well as apparel and other accessories and increased international market penetration. To the extent the Company is successful in increasing sales of its products, a significant strain may be placed on its financial, management and other resources. The Company's future performance will depend in part on its ability to manage change in both its domestic and international operations and will require the Company to attract, train, manage and retain management, sales, marketing and other key personnel. In addition, the Company's ability to manage its growth effectively will require it to continue to improve its operational and financial control systems and infrastructure and management information systems. There can be no assurance that the Company will be successful in such efforts, and the inability of the Company's management to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sales and Distribution" and "Management."

RELIANCE ON CERTAIN CUSTOMERS

     During the thirty-nine week period ended February 24, 1996, the Company's net sales to its five largest national retail customers accounted for approximately 38% of total net national account sales and 21% of total net sales. During the thirty-nine week period ended February 24, 1996, the Company's net sales to its five largest international distributors accounted for approximately 78% of total international distributor sales and 17% of total net sales. Although the Company has long-term relationships with many of its customers, the Company's national and other retail customers do not have contractual obligations to purchase the Company's products. While the Company's international distributors are generally contractually obligated to make minimum purchases, there can be no assurance that such distributors will meet such minimum purchase requirements. The loss of or significant decrease in business from any of the Company's major national retail or international distribution customers could have a material adverse effect on its business, financial condition and results of operations. See "Business--Sales and Distribution."

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The footwear industry is characterized by significant seasonality of net sales and results of operations. Historically, the Company's business has been moderately seasonal, with the largest percentage of sales realized in the first and fourth fiscal quarters (March through August), the "Spring and Summer" and "Back to School" months. In addition, because snowboarding is a winter sport, sales of the Company's snowboard boots have historically been strongest in the first and second fiscal quarters. As the Company increases its international sales and experiences changes in its product mix, it expects that its quarterly results will vary from historical trends. As a result of these and other factors, the Company anticipates that a higher portion of its overall fiscal year revenues will be recognized in the first fiscal quarter. Therefore, the results of operations of any quarter may not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition to seasonal fluctuations, the Company's operating results fluctuate on a quarter-to-quarter basis as a result of holidays, weather and the timing of large shipments of footwear. The Company's operating margins also fluctuate according to product mix, cost of materials and the mix between wholesale and retail channels. Given these factors, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts. Historically, the Company has shipped a large portion of its products late in the quarter. Consequently, the Company may not learn of sales shortfalls until late in any particular fiscal quarter, which could result in an immediate and adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

TRADE CREDIT RISK

     The Company's results of operations are affected by the timely payment for products by national accounts, independent retailers, international distributors and other customers. Particularly as the Company increases sales to independent retailers, including snowboard boot retailers, the Company's bad debt risk may increase. Although the Company's bad debt expense has not been material to date, no assurance can be given that it will not increase relative to net sales in the future or that the Company's current reserves for bad debt will be adequate. Any significant increase in the Company's bad debt expense relative to net sales could adversely impact the Company's net income and cash flow, and could adversely affect the Company's ability to pay its obligations as they become due.

DEPENDENCE ON KEY INDIVIDUALS

     The Company's future success is highly dependent on the services of its management team. The Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer have all been hired in the last 12 months. The loss of the services of these individuals or any of the Company's other officers could have a material adverse effect on the Company's business. Each executive officer of the Company is currently subject to an employment agreement. However, the Company believes that the market for key personnel in the industries in which it competes is highly competitive. There can be no assurance that the Company will be able to attract and retain key personnel with the skills and expertise necessary to manage the Company's business, both in the United States and abroad. See "Management."

ECONOMIC CYCLICALITY

     Certain economic conditions affect the level of consumer spending on the products offered by the Company, including, among other things, general business conditions, interest rates, taxation and consumer confidence in future economic conditions. The Company and the footwear and apparel industry in general are highly dependent on the economic environment and discretionary levels of consumer spending that affect not only the consumer, but also distributors and retailers of the Company's products. As a result, the Company's results of operations may be materially adversely affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. In addition, a significant portion of the Company's revenues come from sales in California, including sales through the Company's retail stores. A decline in the economic conditions in California could materially adversely affect the Company's business, financial condition and results of operations.

RELIANCE ON THIRD PARTY TECHNOLOGY

     The Company currently licenses certain proprietary technology and the right to produce snowboard boots for a step-in boot binding system from Switch Manufacturing ("Switch"). Such license expires December 31, 1997 and is non-exclusive, except that Switch may not enter into license agreements with the two snowboard boot market leaders measured by sales in 1994. The loss of the Switch license, failure by Switch to renew such license or the termination of the Company's limited exclusivity could adversely impact the Company's competitive position in the snowboard boot market. In addition, failure by Switch to receive a patent on its binding system, or patent litigation regarding such system, could significantly reduce the value to the Company of its relationship with Switch. In that regard, the Company has been advised that Switch has been sued for patent infringement by Mark Raines, Gregory Deeney and Preston Binding Company ("Preston"), a division of Ride, Inc. ("Ride"). The suit alleges that the Switch binding system infringes the patent of a binding system developed by Messrs. Raines and Deeney which was subsequently assigned to Preston. Switch has responded to the suit by filing an answer denying such allegations and a complaint against Preston and

Ride seeking a declaratory judgment of patent non-infringement and damages for alleged bad faith allegations of patent infringement.

     Additionally, the Company has been advised by Switch that K2 Corporation ("K2") has notified Switch that, in its opinion, Switch's binding system infringes certain allowed claims in a U.S. patent application filed by K2. To the Company's knowledge, no litigation has commenced in this matter.

     The Company has not been named as a defendant in the Preston suit or threatened with litigation in either of the foregoing matters; however, there can be no assurance that the Company will not be named in the Preston suit or any potential litigation which might arise between Switch and K2, and there can be no assurance as to the outcome of the litigation between Switch and Preston and Ride or any potential litigation between Switch and K2. In the event Switch is found liable in the Preston suit or in any suit that may be filed by K2, the Company may be unable to use the Switch step-in boot binding system, which could adversely impact the Company's competitive position in the snowboard boot market.

RISKS ASSOCIATED WITH SPECIALIZED MATERIALS

     The Company's success is largely dependent on its ability to anticipate the rapidly changing fashion tastes of its customers and to provide merchandise that appeals to their preferences in a timely manner. In response to recent consumer demand, the Company has begun selling footwear that uses certain specialized fabrics, instead of the traditional materials used by the Company such as leather and canvas. There can be no assurance that the Company will be able to obtain on a timely basis an adequate supply of such fabrics, which could result in the Company's inability to meet consumer demand. Further, there can be no assurance that footwear produced with such material will have performance and durability comparable to the Company's traditional footwear. The failure of footwear using such fabrics to perform to customer satisfaction could result in a higher rate of customer returns and could adversely affect the image of the VANS brand name, which could have a material adverse effect on the Company's business and results of operations. See "Business -- Product Design and Development."

PRODUCT LIABILITY

     The Company's snowboard boots are often used in relatively high-risk recreational settings. Consequently, the Company is exposed to the risk of product liability claims in the event that a user of such boots is injured in connection with such use. In many cases, users of the Company's boots may engage in imprudent or even reckless behavior while using such products, thereby increasing the risk of injury. The Company maintains general liability insurance (which includes product liability coverage) and excess liability insurance coverage in an amount the Company believes to be sufficient. However, there can be no assurance that such coverage will be sufficient, will continue to be available on acceptable terms, will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage, or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's financial condition and results of operations.

VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has fluctuated substantially since the Company's initial public offering in August 1991. There can be no assurance that the market price of the Common Stock will not continue to fluctuate significantly. Future announcements concerning the Company or its competitors, quarterly variations in operating results, the introduction of new products or changes in product pricing policies by the Company or its competitors, weather patterns that may be perceived to affect the demand for the Company's products, changes in earnings estimates by analysts or changes in accounting policies, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

RISK OF WORKERS' COMPENSATION CLAIMS

     The Company has self-insured for workers' compensation claims since July 1, 1992. The Company is liable for claims up to $250,000 per incident and maintains insurance for claims in excess of this amount. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. At May 31, 1994 and 1995, the Company had accrued approximately $1,511,000 and $1,540,000, respectively, for these claims. The Company has not been required to pay any material amounts for workers' compensation claims since it began self-insuring. There can be no assurance, however, that workers' compensation claims will not increase in the future. An increase in the number of claims or the dollar amount of individual claims could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that excess-coverage insurance will remain available on terms satisfactory to the Company, or at all. The loss of excess coverage insurance as a result of a large number of claims or for other reasons could materially adversely affect the Company.

ACQUISITION-RELATED RISKS

     From time to time, the Company evaluates and considers the acquisition of businesses involved in activities or with product lines that are compatible to those of the Company. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. Moreover, there can be no assurance that the anticipated benefits of an acquisition will be realized. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect the Company's business, financial condition, results of operations or stock price.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 12,332,418 shares of Common Stock outstanding, all of which will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company, as that term is defined under Rule 144 under the Securities Act. McCown De Leeuw & Co. ("MDC"), MDC/JAFCO Ventures, an investment partnership affiliated with MDC ("MDC/JAFCO"), and all of the officers and directors of the Company holding an aggregate of 1,991,325 shares (assuming no exercise of the Underwriters' over-allotment option) have agreed with the Underwriters that they will not, directly or indirectly, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, pledge, contract to sell or otherwise dispose of any Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) or other securities of the Company that are substantially similar to the Common Stock or grant any options or warrants to purchase Common Stock or similar securities, for a period of 120 days after the date of this Prospectus, subject to certain limited exceptions (the "Lock-Up Period"). See "Underwriting." Following the expiration of the Lock-Up Period, all of such shares will be freely tradeable, subject to the provisions of Rule 144. Such sales could adversely affect the prevailing market prices for the Company's Common Stock. MDC and MDC/JAFCO are also entitled to demand and piggyback registration rights with respect to the 1,870,414 shares of Common Stock they currently own. The exercise of such registration rights could have a material adverse effect on the market price of the Company's Common Stock.

ANTI-TAKEOVER EFFECTS

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock (of which 1,500,000 shares have been designated Series A Junior Preferred Stock) and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's stockholders. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, Common Stock. The Company has no current plans to issue shares of Preferred Stock. Additionally, the Board of Directors has adopted a Stockholder Rights Plan pursuant to which the holders of the Common Stock on March 8, 1994 received a dividend distribution of one Series A Junior Preferred Stock purchase right for every share of Common Stock owned by them (a "Right"). The Rights are exercisable upon the occurrence of certain transactions (such as a proposed acquisition of the Company) and entitle the holder to acquire additional shares of Common Stock of the Company or the acquiror at a price equal to 50% of the then current market price of such stock. The Rights could have the effect of deterring tender offers or takeover attempts. Other provisions of the Company's charter and bylaws may also have the effect of delaying or deterring a change in control of the Company. See Note 12 of Notes to Consolidated Financial Statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares being offered by the Company hereby, based on the assumed public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $32.7 million. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company plans to use: (i) $25.6 million of the net proceeds to repay the outstanding principal amount of the Company's 9.6% senior notes due August 1, 1999 (the "Senior Notes"), including accrued interest and a make whole amount resulting from the prepayment of the Senior Notes; (ii) $4.6 million of the net proceeds to repay amounts outstanding under a secured line of credit (the "Secured Line of Credit") with Bank of the West (the "Bank") which currently bears interest at 8.25% per annum; and (iii) the remaining net proceeds for general corporate purposes, including increased working capital for the financing of inventory and accounts receivable. Pending such uses, the Company intends to invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing instruments.

     The Company intends to utilize the improved liquidity which will result from the reduction of debt under the Secured Line of Credit to reduce amounts outstanding under an unsecured revolving credit facility (the "Unsecured Credit Facility") with Ssangyong Corporation, a South Korean corporation ("Ssangyong"), as such amounts become due over the ensuing 60 days. Assuming full utilization of the Unsecured Credit Facility, amounts outstanding thereunder bear interest at an effective rate of 14.8% per annum. Interest on amounts outstanding under the Unsecured Credit Facility is calculated on the full maturity period regardless of when payment is received within the 60 day term of each loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Annual principal payments of $5.8 million are due on the Senior Notes on August 1, 1996, 1997 and 1998, with the remaining balance plus accrued interest due on August 1, 1999. As a result of the repayment in full of the Senior Notes with a portion of the net proceeds of this Offering, the Company will recognize, during the quarter in which the repayment occurs, an extraordinary pre-tax loss on early extinguishment of debt of approximately $1.9 million ($1.1 million after tax). The Secured Line of Credit accrues interest at the Bank's prime rate and is due on July 1, 1997. As of February 24, 1996, the amounts outstanding under the Senior Notes and the Secured Line of Credit were $23.2 million and $4.6 million, respectively. The Company used the amounts borrowed under the Secured Line of Credit to make a $5.8 million principal payment on the Senior Notes on August 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "VANS." The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock as reported on the Nasdaq National Market.

                                                                              PRICE RANGE OF
                                                                               COMMON STOCK
                                                                              --------------
                                                                              HIGH       LOW
                                                                              ----       ---
FISCAL YEAR ENDED MAY 31, 1994:
 1st   Quarter............................................................    $ 8  1/2   $ 5 3/4
  2nd.. Quarter............................................................     7          3  /16
  3rd.. Quarter............................................................     6  3/4     4 1/2
  4th.. Quarter............................................................     7  1/8     4 1/2
FISCAL YEAR ENDED MAY 31, 1995:
  1st.. Quarter............................................................   $ 6  7/8   $ 4 3/8
  2nd.. Quarter............................................................     8  1/4     5 7/8
  3rd.. Quarter............................................................     8  1/4     5 7/8
  4th.. Quarter............................................................     7          3 1/8
FISCAL YEAR ENDED MAY 31, 1996:
  1st.. Quarter............................................................   $ 7  3/8   $ 4 1/4
  2nd.. Quarter............................................................     8  3/8     5 5/8
  3rd.. Quarter............................................................    13  3/4     6 7/8
  4th.. Quarter (through April 15, 1996)...................................    15         11 7/8

     On April 15, 1996, the last reported sales price on the Nasdaq National Market for the Company's Common Stock was $14.00 per share. As of April 1, 1996, there were 179 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock. The Company presently intends to retain its earnings to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of the Secured Line of Credit and the agreements governing the Senior Notes prohibit the payment of such dividends without the consent of the Bank and the holders of the Senior Notes.

                                 CAPITALIZATION

     The following table sets forth the short-term borrowings and the total capitalization of the Company at February 24, 1996, and as adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                        AS OF FEBRUARY 24, 1996
                                                                       -------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                       -------       -----------
                                                                            (IN THOUSANDS)
Short-term borrowings................................................  $ 5,953         $ 5,953
                                                                       ========           ====
Long-term debt, including current portion:
  Long-term credit facility..........................................  $ 4,648         $    --
  Senior notes.......................................................   23,200              --
  Capital lease obligations..........................................      450             450
                                                                       --------           ----
          Total long-term debt.......................................   28,298             450
Stockholders' equity:
  Preferred stock, $.001 par value, 5,000,000 shares authorized
     (1,500,000 shares designated as Series A Junior Participating
     Preferred Stock), none issued and outstanding...................       --              --
  Common stock, $.001 par value, 20,000,000 shares authorized,
     9,730,917 and 12,332,418 shares issued and outstanding actual
     and adjusted, respectively(1)...................................       10              12
  Additional paid-in capital.........................................   47,357          80,048
  Accumulated deficit................................................  (23,915)        (23,915)
                                                                       --------           ----
          Total stockholders' equity.................................   23,452          56,145
                                                                       --------           ----
               Total capitalization..................................  $51,750         $56,595
                                                                       ========           ====

- ------------------------
(1) Excludes options to purchase 1,393,209 shares of Common Stock outstanding under the Incentive Plan, of which options to purchase an aggregate of 424,987 shares are currently exercisable. Also excludes options to purchase 110,280 shares of Common Stock granted outside of the Incentive Plan, all of which are currently exercisable.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to the Company's consolidated statements of operations for each of the years in the three-year period ended May 31, 1995, and with respect to the Company's consolidated balance sheets as of May 31, 1994 and 1995, are derived from financial statements of the Company which are included in this Prospectus and which have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report included herein. The data set forth with respect to the Company's consolidated balance sheet as of May 31, 1993 has been derived from audited financial statements which are not included or incorporated by reference herein. The consolidated statements of operations data for the thirty-nine week periods ended February 25, 1995 and February 24, 1996, and the consolidated balance sheet data as of February 24, 1996, have been derived from unaudited condensed consolidated financial statements included herein and reflect, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for any interim period are not necessarily indicative of results to be expected for the full fiscal year. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein.

                                                                                      THIRTY-NINE WEEKS ENDED
                                                 FISCAL YEARS ENDED MAY 31,        -----------------------------
                                              --------------------------------     FEBRUARY 25,     FEBRUARY 24,
                                               1993        1994         1995           1995             1996
                                              -------     -------     --------     ------------     ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...................................  $86,563     $80,476     $ 88,056       $ 63,470         $ 85,434
Cost of sales...............................   48,777      48,778       60,340         37,215           52,290
                                              -------     -------     --------        -------          -------
  Gross profit(1)...........................   37,786      31,698       27,716         26,255           33,144
Operating expenses:
  Selling and distribution..................   15,773      16,099       19,355         12,842           17,518
  Marketing, advertising and promotion......    5,406       3,899        5,439          3,559            5,817
  General and administrative................    8,217       5,509        8,291          4,607            3,645
  Restructuring costs(2)....................       --          --       30,048             --               --
  Provision for doubtful accounts...........      964         519        1,360            518              245
  Amortization of intangibles...............    1,641       1,641        1,641          1,231              572
                                              -------     -------     --------        -------          -------
    Total operating expenses................   32,001      27,667       66,134         22,757           27,797
                                              -------     -------     --------        -------          -------
    Earnings (loss) from operations.........    5,785       4,031      (38,418)         3,498            5,347
Interest income.............................      183         174           82             81               59
Interest and debt expense...................   (2,856)     (2,856)      (2,881)        (2,142)          (2,452)
Other income................................      911         712        1,622          1,549            1,436
                                              -------     -------     --------        -------          -------
    Earnings (loss) before income taxes.....    4,023       2,061      (39,595)         2,986            4,390
Income tax expense (benefit)................    1,314         700       (2,460)         1,195            1,756
                                              -------     -------     --------        -------          -------
    Net earnings (loss).....................  $ 2,709     $ 1,361     $(37,135)      $  1,791         $  2,634
                                              =======     =======     ========        =======          =======
Per share information(3):
  Primary earnings (loss) per share.........  $  0.28     $  0.14     $  (3.86)      $   0.18         $   0.26
  Fully diluted earnings (loss) per share...     0.28        0.14        (3.86)          0.18             0.25

- -----------------------------
(1) Fiscal 1995 amount includes a write down of $6.3 million of domestic inventory in the fourth quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(2) In the fourth quarter of fiscal 1995, the Company recognized a charge of $30.0 million related to the closure of its Orange, California manufacturing facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) See Note 2 of Notes to Consolidated Financial Statements for a description of the calculation of net earnings (loss) per common share.

                                                                 AS OF MAY 31,             AS OF
                                                          ---------------------------   FEBRUARY 24,
                                                           1993      1994      1995         1996
                                                          -------   -------   -------   ------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital(1)....................................  $23,882   $25,873   $ 9,735     $ 13,856
  Total assets..........................................   96,252    97,204    73,066       72,709
  Long-term debt, including current portion.............   29,000    29,000    29,533       28,298
  Total stockholders' equity............................   55,518    57,155    20,264       23,452

                                                                                      THIRTY-NINE WEEKS ENDED
                                                 FISCAL YEARS ENDED MAY 31,        -----------------------------
                                              --------------------------------     FEBRUARY 25,     FEBRUARY 24,
                                               1993        1994         1995           1995             1996
                                              -------     -------     --------     ------------     ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER OPERATING DATA:
  Net sales by channel:
    National................................  $40,837     $43,744     $ 50,464       $ 35,039         $ 45,962
    Retail..................................   23,895      22,816       24,643         17,598           21,278
    International...........................   21,831      13,916       12,949         10,833           18,194
                                              -------     -------     --------        -------          -------
      Total net sales.......................  $86,563     $80,476     $ 88,056       $ 63,470         $ 85,434

- -----------------------------
(1) Working capital consists of current assets minus current liabilities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risk and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed hereunder, in "Risk Factors" and "Business," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     Vans, Inc. is a leading designer, manufacturer and distributor of a collection of high quality casual and active-casual footwear for men, women and children, as well as performance footwear for enthusiasts of outdoor sports such as skateboarding, snowboarding and BMX bicycling. The Company is the successor to Van Doren Rubber Company, Inc., a California corporation that was founded in 1966 ("VDRC"). VDRC was acquired by the Company in February 1988 in a series of related transactions for a total cost (including assumed liabilities) of $74.4 million (the "Acquisition"). The Acquisition resulted in the recognition of approximately $48.0 million of goodwill by the Company (the "Acquisition Goodwill"). VDRC was merged with and into the Company in August 1991 at the time of the Company's initial public offering.

     Prior to fiscal 1995, the Company manufactured all of its footwear at two domestic manufacturing facilities located in Southern California. As part of the Company's strategic redirection, in the first quarter of fiscal 1995 the Company began to source from South Korea its line of casual and performance footwear known as the International Collection. The success of the International Collection created a domestic manufacturing overcapacity problem for the Company which contributed to an overstock in domestic inventories. In the second quarter of fiscal 1995, the Company increased the inventory valuation allowance from $324,772 to approximately $600,000 in order to help mitigate the risks associated with increased inventory balances. In the third quarter of fiscal 1995, the Company took steps to adjust its U.S. production; however, customer demand for the International Collection continued to grow. In the fourth quarter of fiscal 1995, it first became apparent that domestic manufacturing workforce reductions would not be sufficient to address the increase in orders for the International Collection and the decrease in demand for domestically-produced footwear, and the Company determined that a plant closure would be required. Therefore, on May 30, 1995 the Board of Directors voted to close its Orange, California manufacturing facility (the "Orange Facility") and in July 1995, the Company closed the Orange Facility. Accordingly, the Company recognized restructuring costs of $30.0 million in the fourth quarter of fiscal 1995. Of that amount: (i) $20.0 million represented a write-off of the goodwill allocated to the manufacturing know-how associated with the Orange Facility (the "Orange Facility Goodwill"); and (ii) $10.0 million represented restructuring costs to close the Orange Facility. All remaining U.S. production of the Company was shifted to the Company's smaller Vista, California manufacturing facility (the "Vista Facility").

     The Company is attempting to sell the Orange Facility and anticipates that, if such sale is consummated, its administrative personnel will be primarily relocated to space near the Company's City of Industry, California distribution center. The Company is in preliminary negotiations with several potential buyers of the Orange Facility. The Company cannot currently estimate when such negotiations may result in a purchase agreement, if at all. The expected cost of disposal of the Orange Facility is estimated at approximately $300,000 which consists primarily of a 6% sales commission and legal fees. As of February 24, 1996, the property held for sale is recorded at its estimated net realizable value of $4,687,000, inclusive of an estimated loss reserve of $3,271,000. The Company believes that the property is fairly stated at its lower of cost or market.

     In the fourth quarter of fiscal 1995, the Company wrote-down $6.3 million of inventory. The write-down of inventory consisted of $4.5 million of domestically-produced finished goods and $1.8 million of raw material inventory. Such inventory became impaired as a result of the following events which occurred in the fourth quarter of fiscal 1995: (i) the expanding sales of the International Collection; (ii) the slowing of sales of domestically-produced footwear and related price erosion and discounting; (iii) the decrease in domestic production as a result of the above and the subsequent closure of the Orange Facility; and (iv) the discontinuance of certain domestically-produced product.

     Management of the Company, with the assistance of outside valuation consultants, calculated the amount of the Orange Facility Goodwill based on an analysis of the Company's business at the date of the Acquisition. At that time, the Company's strategy was one of manufacturing efficiency, and the Company's reputation was based on fast-turn, made-to-order manufacturing. The Company's fixed assets as of the date of the Acquisition were primarily deployed to manufacture footwear, and the Company's chain of retail stores served as outlets for the footwear manufactured at the Orange Facility.

     Based on this analysis, and a similar analysis of the other components of the Acquisition Goodwill (trademarks and dealer relationships), management determined that approximately 53% of such Acquisition Goodwill should have been allocated to the manufacturing know-how associated with the Orange Facility at the date of the Acquisition. The unamortized portion of the Orange Facility Goodwill at May 31, 1995 was $20.0 million, and was written-off in connection with the closure of the Orange Facility. See Notes 2 and 3 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain consolidated statements of operations data expressed as a percentage of net sales. The table and the discussion below should be read in conjunction with the financial statements and the notes thereto that appear elsewhere in this Prospectus.

STATEMENTS OF OPERATIONS:

                                              FISCAL YEARS ENDED MAY          THIRTY-NINE WEEKS ENDED
                                                        31,                -----------------------------
                                             -------------------------     FEBRUARY 25,     FEBRUARY 24,
                                             1993      1994      1995          1995             1996
                                             -----     -----     -----     ------------     ------------
Net sales..................................  100.0%    100.0%    100.0%        100.0%           100.0%
Cost of sales..............................   56.3      60.6      68.5          58.6             61.2
                                             -----     -----     -----         -----            -----
  Gross profit.............................   43.7      39.4      31.5          41.4             38.8
Operating expenses:
  Selling and distribution.................   18.2      20.1      22.0          20.3             20.5
  Marketing, advertising and promotion.....    6.3       4.8       6.2           5.6              6.8
  General and administrative...............    9.5       6.9       9.4           7.3              4.3
  Restructuring costs......................     --        --      34.1            --               --
  Provision for doubtful accounts..........    1.1       0.6       1.5           0.8              0.3
  Amortization of intangibles..............    1.9       2.0       1.9           1.9              0.7
                                             -----     -----     -----         -----            -----
     Total operating expenses..............   37.0      34.4      75.1          35.9             32.6
                                             -----     -----     -----         -----            -----
     Earnings (loss) from operations.......    6.7       5.0     (43.6)          5.5              6.2
Interest income............................    0.2       0.2       0.1           0.1              0.1
Interest and debt expense..................   (3.3)     (3.5)     (3.3)         (3.4)            (2.9)
Other income...............................    1.1       0.9       1.8           2.5              1.7
                                             -----     -----     -----         -----            -----
     Earnings (loss) before income taxes...    4.7       2.6     (45.0)          4.7              5.1
Income tax expense (benefit)...............    1.5       0.9      (2.8)          1.9              2.1
                                             -----     -----     -----         -----            -----
     Net earnings (loss)...................    3.2%      1.7%    (42.2)%         2.8%             3.0%
                                             =====     =====     =====         =====            =====

THIRTY-NINE WEEKS ENDED FEBRUARY 24, 1996 COMPARED TO THIRTY-NINE WEEKS ENDED FEBRUARY 25, 1995

     NET SALES

     Net sales increased 34.6% to $85.4 million in the first thirty-nine weeks of fiscal 1996 from $63.5 million in the first thirty-nine weeks of fiscal 1995. The sales increase was primarily driven by the Company's product line expansion through the introduction of the International Collection and snowboard boots which represented new markets and product lines for the Company, as well as increased sales through each of the Company's three distribution channels.

     Domestic and international sales of the International Collection increased from approximately $9.4 million, or 14.8% of net sales, for the first thirty-nine weeks of fiscal 1995 to approximately $47.4 million, or 55.5% of net sales, for the first thirty-nine weeks of fiscal 1996, and sales of the Company's recently introduced line of snowboard boots increased from approximately $276,000 for the first thirty-nine weeks of fiscal 1995, or 0.4% of net sales, to approximately $7.1 million, or 8.3% of net sales, for the comparable current fiscal period.

     Sales to national accounts for the first thirty-nine weeks of fiscal 1996 increased 31.2% to $46.0 million, compared to $35.0 million for the comparable period in fiscal 1995. Increased volume of sales to existing accounts were primarily responsible for the increase. Sales to national accounts were relatively even in the third fiscal quarter of the period, compared to the same period of the previous year due to: (i) the Company's working capital constraints, which forced the Company to delay purchases of International Collection goods in the period (see "--Liquidity and Capital Resources"); (ii) the generally soft national retail environment that existed during the third fiscal quarter; and (iii) the existence of a relatively large amount of close-out sales in the third quarter of fiscal 1995, which resulted from the Company's inventory imbalance between domestic and foreign-produced footwear. See "--Overview." The Company did not experience a similar amount of close-out sales in the third quarter of fiscal 1996.

     Sales to international distributors increased 67.9% to $18.2 million for the first thirty-nine weeks of fiscal 1996 from $10.8 million for the same period of fiscal 1995. Increased sales to Germany, France, Canada and the United Kingdom were the principal reasons for the increase.

     Sales through the Company's 80-store retail chain (as of February 24, 1996) increased 20.9% to $21.3 million for the first thirty-nine weeks of fiscal 1996, as compared to $17.6 million for the first thirty-nine weeks of fiscal 1995. Comparable store sales (sales at stores open one year or more) increased 11.4% from the prior period. Comparable store sales increased for each of the Company's three store types (conventional mall and freestanding stores, factory outlet stores and clearance stores).

     GROSS PROFIT

     Gross profit increased 26.2% to $33.1 million in the first thirty-nine weeks of fiscal 1996 from $26.3 million in the first thirty-nine weeks of fiscal 1995. As a percentage of net sales, gross profit decreased to 38.8% for the first thirty-nine weeks of fiscal 1996 from 41.4% for the comparable period a year ago. Margins were adversely impacted by: (i) the operation of the Orange Facility for the first two months of fiscal 1996, as required by the Federal Worker Adjustment and Retraining Notification Act, after announcing the closure of such facility (see "--Overview"); (ii) the ramp-up of production at the Vista Facility due to the transfer of production from the Orange Facility (see "--Overview"); (iii) a significant shift in the sales mix of the Company's distribution channels towards lower gross margin sales to international distributors who absorbed certain operating expenses which would otherwise be absorbed by the Company; (iv) a shift in product mix to lower gross margin snowboard boots; and (v) increased discounts offered to customers who booked orders either 120 days or 150 days in advance under the Company's new futures program. These decreases were partially offset by the higher gross margins associated with sales of International Collection footwear throughout all of the Company's distribution channels.

     EARNINGS FROM OPERATIONS

     Earnings from operations increased 52.9% to $5.3 million in the first thirty-nine weeks of fiscal 1996 from $3.5 million in the first thirty-nine weeks of fiscal 1995. As a percentage of net sales, earnings from operations were relatively even at 6.3% for the first thirty-nine weeks of fiscal 1996 versus 5.5% for the comparable period in fiscal 1995. Operating expenses increased 22.2% to $27.8 million in the first thirty-nine weeks of fiscal 1996 from $22.8 million in the first thirty-nine weeks of fiscal 1995.


     Selling and distribution. Selling and distribution expenses increased 36.4% to $17.5 million in the first thirty-nine weeks of fiscal 1996 from $12.8 million in the first thirty-nine weeks of fiscal 1995, primarily due to: (i) increased distribution expenses related to the operation of the Company's City of Industry distribution facility, which did not exist in the first thirty-nine weeks of fiscal 1995; (ii) increased commissions to independent sales representatives due to increased sales of national accounts; and (iii) costs of increased personnel in the Company's design group.

     Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 63.4% to $5.8 million in the first thirty-nine weeks of fiscal 1996 from $3.6 million in the first thirty-nine weeks of fiscal 1995 due to increased expenses to support the Company's sales growth and the introduction of the Company's new snowboard boot line.



     General and administrative. General and administrative expenses decreased from $4.6 million in the first thirty-nine weeks of fiscal 1995 to $3.6 million in the first thirty-nine weeks of fiscal 1996 primarily due to decreased cost of personnel and reduced fees for executive searches.



     Provision for doubtful accounts. Provision for doubtful accounts decreased to $245,000 for the first thirty-nine weeks of fiscal 1996 from $518,000 for the first thirty-nine weeks of fiscal 1995 primarily due to the recording of a provision in fiscal 1995 related to the settlement of the Company's account with its distributor for Mexico. See "Fiscal Year 1995 as Compared to Fiscal Year 1994--Provision for doubtful accounts."



     Amortization of intangibles. Amortization of intangibles decreased from $1.2 million for the first thirty-nine weeks of fiscal 1995 to $572,000 for the first thirty-nine weeks of fiscal 1996 due to the write-off of the Orange Facility Goodwill on May 31, 1995. See "--Overview."


     OTHER INCOME


     Other income for the first thirty-nine weeks of fiscal 1996 was comprised primarily of royalty income and sublease income. Other income decreased $113,000 to $1.4 million in the first thirty-nine weeks of fiscal 1996 from the first thirty-nine weeks of fiscal 1995, due to the absence of a one-time benefit of $572,000 of litigation recovery received in the second quarter of fiscal 1995, partially offset by an increase in royalty income. Such litigation related to the Company's claims against the bankruptcy estate of Drexel Burnham Lambert Inc. ("Drexel"). The claims alleged that, in connection with the Acquisition, Drexel had defrauded the Company into issuing shares of its Common Stock to a Drexel affiliate.


     INTEREST AND DEBT EXPENSE

     Interest and debt expense increased by $310,000 to $2.5 million in the first thirty-nine weeks of fiscal 1996 from the first thirty-nine weeks of fiscal 1995, due to higher levels of secured and unsecured debt. These increases were partially offset by the lower interest expense resulting from the repayment of $5.8 million of principal of the Senior Notes made on August 1, 1995. The Company believes that interest and debt expense will substantially decrease in the short-term since the proceeds of this Offering will be used to repay the Senior Notes and the Secured Line of Credit. See "Use of Proceeds." However, future long-term interest and debt expense levels will be dependent on the Company's future liquidity needs. See "--Liquidity and Capital Resources."

     INCOME TAX EXPENSE

     Income tax expense increased to $1.8 million for the first thirty-nine weeks of fiscal 1996 from $1.2 million for the comparable period of the prior fiscal year, as a result of increased earnings.

FISCAL YEAR 1995 AS COMPARED TO FISCAL YEAR 1994

     NET SALES

     Net sales increased 9.4% to $88.1 million in fiscal 1995 from $80.5 million in fiscal 1994. In the first quarter of fiscal 1995, the Company began importing the International Collection. The sales increase experienced in fiscal 1995 is primarily attributed to sales of this new line of footwear. See "--Overview."

     Sales to national accounts increased 15.4% from $43.7 million in fiscal 1994 to $50.5 million in fiscal 1995. Sales to large national chains, such as Kinney, Foot Locker, and Mervyn's, continued to increase during the year. At the same time, new national and regional customers were developed, further expanding the VANS brand name and generating increased sales.

     International sales decreased 6.9% in fiscal 1995 to $12.9 million from $13.9 million in fiscal 1994. Increases in sales to Japan, Germany and England were not sufficient to offset the continuing decline in sales to Mexico and Canada, which fell from an aggregate of $6.1 million in fiscal 1994 to an aggregate of $1.5 million in fiscal 1995.

     Sales through the Company's 79 retail stores (as of May 31, 1995) increased 8.0% to $24.6 million in fiscal 1995 from $22.8 million in fiscal 1994. Comparable store sales (stores open one year or more) increased approximately 1.0% for fiscal 1995, the first positive year-to-year comparison since fiscal 1992. Comparable store sales per square foot in fiscal 1995 increased to $224 from $221 in fiscal 1994. The Company opened four new mall and five new factory outlet stores in fiscal 1995, while closing eight locations as part of its ongoing program to eliminate underperforming stores. The increase in retail sales in fiscal 1995 is primarily attributed to the Company's strategy of focusing on mall and factory outlet stores, which had comparable store increases of 10.1% and 8.5%, respectively, for the year.

     GROSS PROFIT

     Gross profit was $27.7 million in fiscal 1995 as compared to $31.7 million in fiscal 1994. As a percentage of net sales, gross profit decreased to 31.5% in fiscal 1995 from 39.4% in fiscal 1994. As previously discussed, the rapid growth in demand for foreign-sourced products experienced in fiscal 1995 caused an imbalance in inventories and domestic production overcapacity. Gross profit was primarily impacted by: (i) an approximately $6.3 million write-down of domestic inventory in the fourth quarter to realign inventories; and (ii) under-absorption in the Company's domestic manufacturing plants in the fourth quarter due to production overcapacity. These factors were partially offset by increased margins on foreign-sourced products. Due to the impact of the fourth quarter charges, a year-to-year comparison of gross profit contribution by sales channel is not meaningful.

     EARNINGS (LOSS) FROM OPERATIONS

     Losses from operations were $38.4 million in fiscal 1995 compared to earnings of $4.0 million in fiscal 1994. Operating expenses increased 139.0% to $66.1 million in fiscal 1995 from $27.7 million in fiscal 1994. Operating expenses were primarily impacted by the restructuring costs of $30.0 million recognized in the fourth quarter of fiscal 1995. See "-- Overview."


     Selling and distribution. Selling and distribution expenses increased 20.2% from $16.1 million in fiscal 1994 to $19.4 million in fiscal 1995 primarily due to: (i) the cost of opening the Company's new City of Industry distribution center; and (ii) increased personnel, travel expenditures and sales commissions associated with the sales increase described above and the introduction of new product lines.



     Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 39.5% to $5.4 million in fiscal 1995 from $3.9 million in fiscal 1994 due to increases in such expenses to support the sales growth described above and the introduction of new product lines.



     General and administrative. General and administrative expenses increased 50.5% to $8.3 million in fiscal 1995 from $5.5 million in fiscal 1994 primarily due to: (i) $850,000 in separation payments in connection with the departure of two senior executives; and (ii) increases in consulting, legal and executive search fees.



     Provision for doubtful accounts. Provision for doubtful accounts increased from $519,000 in fiscal 1994 to $1.4 million in fiscal 1995. Of this increase, $441,000 was attributable to the portion of accounts receivable deemed to be uncollectible and $400,000 was to settle the Company's account with Marathon Sports (U.S.A.), Inc. ("Marathon"), its distributor in Mexico. In the third quarter of fiscal 1995 it became apparent to the Company that the full amount of the Marathon receivable was not collectible. Economic conditions in Mexico were in decline and the Mexican peso was losing value, making it more difficult for Marathon to collect payment for shoes they were selling. As a result, the Company entered into an agreement with Marathon whereby Marathon, in full satisfaction of its obligations to the Company: (i) paid the Company $600,000 upon execution of a new distribution agreement; (ii) executed a promissory note for $275,000, guaranteed by the owners of Marathon and secured by a deed of trust on their personal residence; and (iii) returned 50,000 pairs of shoes to the Company.


     Other Income


     Other income (comprised primarily of litigation recovery, royalty income and sublease income) increased $910,000 to $1.6 million in fiscal 1995 from $712,000 in fiscal 1994, primarily due to a one-time benefit of $572,000 of litigation recovery received in the second quarter of fiscal 1995. Such litigation related to the Company's claims against the bankruptcy estate of Drexel. The claims alleged that, in connection with the Acquisition, Drexel had defrauded the Company into issuing shares of its Common Stock to a Drexel affiliate.


     INCOME TAX EXPENSE (BENEFIT)

     Income taxes decreased from an expense of $700,000 in fiscal 1994 to a benefit of $2.5 million in fiscal 1995 primarily as a result of the fiscal 1995 loss. See "--Overview" and Note 9 of Notes to Consolidated Financial Statements.

FISCAL YEAR 1994 AS COMPARED TO FISCAL YEAR 1993

     NET SALES

     Net sales decreased 7.0% to $80.5 million in fiscal 1994 from $86.6 million in fiscal 1993. During fiscal 1994 new fashion-forward products, introduced early in the year, began to gain consumer acceptance in the marketplace, particularly in the Company's women's business, which increased approximately 29.0% on a year-to-year basis.

     Sales to national accounts increased 7.1% to $43.7 million in fiscal 1994 from $40.8 million in fiscal 1993. The increase was primarily attributed to sales to the Company's top ten accounts, which improved by 38.1% during the fiscal year, reflecting the increasing acceptance of the Company's product line by major retailers.

     International sales in fiscal 1994, including direct sales to Mexico, decreased 36.3% to $13.9 million in fiscal 1994 from $21.8 million in fiscal 1993. Continued softness in the Company's Mexico and Canadian business was attributed to the rationalization of excess inventory by its competitors. Other export sales for the year were comparable to sales for fiscal 1993, and sales to Japan remained strong, increasing 24.7% from $3.5 million in fiscal 1993 to $4.4 million in fiscal 1994.

     Sales through the Company's 77-store retail chain (as of May 31, 1994) decreased 4.5% to $22.8 million in fiscal 1994 from $23.9 million in fiscal 1993. Comparable store sales (stores open one year or more) were down 2.3% for the year, but reflected an improving trend each quarter. Comparable store sales per square foot decreased to $221 in fiscal 1994 from $226 in fiscal 1993. Comparable mall store sales during the year, however, moved from a decrease of 20.9% for the first quarter of the year to an increase of 2.2% for the fourth quarter, and the Company's new factory store outlets generally performed above expectations. The Company opened nine new stores during fiscal 1994, all of which were mall stores or factory outlets, and closed 10 stores during fiscal 1994 as part of its ongoing program to eliminate underperforming stores.

     GROSS PROFIT

     Gross profit was $31.7 million in fiscal 1994 compared to $37.8 million in fiscal 1993. As a percentage of net sales, gross profit decreased to 39.4% in fiscal 1994 from 43.7% in fiscal 1993. Gross profit continued to be impacted by:
(i) the higher cost of new, more complex fashion-forward products, which tend to result in a higher variable cost per pair; (ii) the shift in the Company's customer base to larger wholesale accounts that receive larger discounts; (iii) a shift in product mix to lower margin shoe styles; (iv) a more aggressive promotion strategy adopted by the Company to stimulate sales; (v) unabsorbed overhead due to lower run-rates at both of the Company's domestic manufacturing facilities; and (vi) shifts in the sales mix of the Company's distribution channels. The gross profit on shoes sold in Company-owned retail stores decreased in fiscal 1994 to 56.1% from 61.5% in fiscal 1993. The gross margin on shoes sold through the Company's other distribution channels decreased to 32.8% in fiscal 1994 from 38.8% in fiscal 1993. The Company estimates that, after deducting the selling and distribution expenses applicable to each distribution channel from the corresponding gross margin, the gross profit contribution from Company-owned retail stores decreased to 3.2%
in fiscal 1994 from 15.7% in fiscal 1993. At the same time, the contribution to gross profit from the Company's other distribution channels decreased to 23.6% in fiscal 1994 from 28.1% in fiscal 1993.

     EARNINGS FROM OPERATIONS

     Earnings from operations were $4.0 million in fiscal 1994 compared to $5.8 million in fiscal 1993. As a percentage of net sales, earnings from operations decreased from 6.7% in fiscal 1993 to 5.0% in fiscal 1994. Operating expenses decreased 13.5% to $27.7 million in fiscal 1994 from $32.0 million in fiscal 1993.


     Selling and distribution. Selling and distribution expenses were relatively flat on a year-to-year basis.



     Marketing, advertising and promotion. Marketing, advertising and promotion expenses decreased 27.9% from $5.4 million in fiscal 1993 to $3.9 million in fiscal 1994, reflecting the Company's overall expense reduction program.



     General and administrative. General and administrative expenses decreased 33.0% from $8.2 million in fiscal 1993 to $5.5 million in fiscal 1994, reflecting: (i) the Company's program to reduce overall expenses; (ii) a provision that was established in the third quarter of fiscal 1993 in connection with an investigation of the Company's employment practices by the Immigration and Naturalization Service; and (iii) costs associated with the opening of the Vista Facility in fiscal 1994.



     Provision for doubtful accounts. Provision for doubtful accounts decreased from $964,000 in fiscal 1993 to $519,000 in fiscal 1994 due to expenses of approximately $525,000 in the third quarter of fiscal 1993 for the bankruptcy action of a major account.


     OTHER INCOME


     Other income in fiscal 1994 was comprised primarily of royalty income. Other income decreased $199,000 to $712,000 in fiscal 1994, from $911,000 in fiscal 1993, primarily due to the absence of a one-time benefit of $265,000 of litigation recovery received in the second quarter of fiscal 1993. Such litigation recovery was related to a judgment from a trademark infringement lawsuit.


     INCOME TAX EXPENSE

     Income tax expense decreased to $700,000, or 34.0% of earnings before income taxes, in fiscal 1994, compared to $1.3 million, or 32.7% of earnings before income taxes, in fiscal 1993. Income tax expense decreased due to: (i) a decrease in earnings from operations; (ii) non-cash compensation deductions of $538,000 on incentive stock options recognized for tax purposes in fiscal 1991 and for which no income tax benefit was originally recorded; and (iii) a research and development tax credit for the design of the Vista Facility.

LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOWS

     The Company finances its operations with a combination of cash flow from operations and borrowings. The Company experienced an outflow of cash from operating activities of $4.2 million during the first thirty-nine weeks of fiscal 1996, compared to an outflow of cash of $2.7 million for the same period in fiscal 1995. The cash used in operations was primarily the result of: (i) an increase in net accounts receivable to $18.4 million at February 24, 1996 from $12.6 million at May 31, 1995, as described below; (ii) an increase in inventory to $17.5 million at February 24, 1996 from $17.0 million at May 31, 1995, as described below; (iii) an increase in prepaid expenses; and (iv) decreases in the restructuring cost accrual, accounts payable, accrued interest and accrued workers' compensation. Cash used in operations was partially offset by the decrease in income taxes receivable and an increase in income taxes payable.

     The increase in accounts receivable was primarily due to: (i) the increase in net sales the Company experienced during the first thirty-nine weeks of fiscal 1996 and the timing of such sales; (ii) sales of snowboard boots to specialty retailers which have longer payment terms than the Company's traditional distribution channels; and (iii) increased sales to accounts in the Eastern United States which receive payment terms of an additional 15 days.

     The increase in inventories was primarily due to: (i) an increased number of finished goods held for sale at the Company's retail stores in order to improve in-stock selection and availability; (ii) an increased average cost of finished goods resulting from a product mix shift to include higher cost snowboard boots; and (iii) an increased number of International Collection shoes needed to support increased sales volume. These increases in inventory were partially offset by a decrease in the Company's work-in-process inventory and a decrease in domestically-produced footwear in connection with the closing of the Orange Facility. See "--Overview."

     The Company had a net outflow of cash from investing activities of $1.2 million during the first thirty-nine weeks of fiscal 1996, compared to an outflow of cash of $2.5 million for the same period in fiscal 1995, due to an increase in capital expenditures. Capital expenditures for the first thirty-nine weeks of fiscal 1996 primarily consisted of: (i) the ramp-up of production at the Vista Facility in connection with the Company's restructuring (see "--Overview"); (ii) the opening of two new retail mall stores and five new factory outlet stores; and (iii) the remodeling of three existing mall stores.

     The Company had a net inflow of cash from financing activities of $2.6 million during the first thirty-nine weeks of fiscal 1996, compared to an inflow of cash of $1.7 million for the same period in fiscal 1995. The cash provided by financing activities was primarily the result of $4.6 million of proceeds from the Secured Line of Credit and $3.3 million of proceeds from the Unsecured Credit Facility. See "--Borrowings." Cash provided by financing activities was partially offset by the repayment of $5.8 million of the principal amount of the Senior Notes on August 1, 1995.

     The Company experienced an outflow of cash from operating activities of $4.2 million in fiscal 1995, compared to an inflow of cash from operations of $4.0 million and $11.2 million in fiscal 1994 and 1993, respectively. Cash used in operations in fiscal 1995 was the result of the net loss incurred, net of non-cash items, primarily the goodwill write-off, depreciation and amortization and restructuring costs; and increases in inventories, income taxes receivable and deferred income taxes. Cash used in operations in fiscal 1995 was partially offset by a decrease in other assets and increases in accounts payable. Cash provided by operations in fiscal 1994 was primarily the result of net earnings and increases in accrued payroll and related expenses and decreases in income taxes receivable and deferred taxes, offset by increases in accounts receivable and inventories and a decrease in accounts payable. Cash provided from operations in fiscal 1993 was primarily the result of net earnings and increases in accounts payable and accrued workers' compensation benefits, and decreases in marketable securities and inventories, offset by increases in income taxes receivable and deferred income taxes and decreases in accrued payroll and related expenses, accrued bonuses and income taxes payable.

     The Company had a net outflow of cash from investing activities for each of the three years ended May 31, 1995, principally due to capital expenditures.

     The Company had a net inflow of cash from financing activities in each of the three years ended May 31, 1995, primarily due to net proceeds from the issuance of Common Stock in all three years and, in fiscal 1995, proceeds from short-term borrowings.

     BORROWINGS

     The Secured Line of Credit was established in July 1995, and, as amended, permits the Company to borrow amounts up to the lesser of 80% of eligible accounts receivable or $10 million. The Company pays interest on the debt incurred under the Secured Line of Credit at the prime rate established by the Bank from time to time. The Company has the option to pay interest at a rate tied to the LIBOR rate. Under the agreement establishing the Secured Line of Credit, as amended, the Company must maintain certain financial covenants and is prohibited from paying dividends or making any other distribution without the Bank's consent. Debt incurred under the Secured Line of Credit is due and payable on July 1, 1997. At February 24, 1996, the Company had drawn down $4.6 million under the Secured Line of Credit (on such date, the prime rate was 8.25% per annum). The Company intends to repay the outstanding balance under the Secured Line of Credit with the net proceeds from this Offering. See "Use of Proceeds."

     The Unsecured Credit Facility with Ssangyong is used to support the purchase of footwear. The interest rate on debt incurred under the Unsecured Credit Facility increases based on the amount of debt incurred. Assuming full utilization of the Unsecured Credit Facility, the Company will pay an effective interest rate of 14.8% per annum. Balances under the Unsecured Credit Facility are due within 60 days from the date of incurrence. Interest on amounts outstanding under the Unsecured Credit Facility is calculated on the full maturity period regardless of when payment is received within the 60 day term of each loan. The Unsecured Credit Facility expires on April 26, 1997. Pursuant to an amendment to the agreement with Ssangyong, the Unsecured Credit Facility was increased from $4.0 to $6.0 million. The Company intends to utilize the improved liquidity that will result from payment of the outstanding balance due under the Secured Line of Credit with the net proceeds from this Offering to repay balances outstanding under the Unsecured Credit Facility as they become due. See "Use of Proceeds."

     The Company recently obtained an additional secured credit facility from Ssangyong U.S.A. whereby Ssangyong U.S.A. will finance the Company's purchases of snowboard boots (the "Snowboard Boot Facility"). Under the Snowboard Boot Facility, Ssangyong U.S.A. will purchase, transport, warehouse, ship and collect payment for the snowboard boots, and will be reimbursed for the sum of: (i) its out-of-pocket costs incurred in connection with the foregoing (the "Ssangyong Costs"); (ii) interest on the Ssangyong Costs at the prime rate established by Citibank N.A. from time to time; and (iii) a handling fee equal to 3.5% of the F.O.B. price of the boots purchased. The Snowboard Boot Facility is secured by a first priority security interest in the boot inventory and the accounts receivable resulting from sales thereof, and a second priority security interest in the Company's general intangibles. At no time may the sum of: (i) the outstanding balance of the Ssangyong Costs, plus (ii) aggregate outstanding letters of credit under the Snowboard Boot Facility, minus letters of credit opened by the Company's foreign distributors, exceed $7 million. The Snowboard Boot Facility expires on March 28, 1997.

     At February 24, 1996, the Company had outstanding $23.2 million principal amount of the Senior Notes. Interest on such Senior Notes is payable on February 1 and August 1 of each year. On August 1, 1995, the Company paid the first installment of principal of the Senior Notes of $5.8 million, along with $1.4 million accrued interest. On February 1, 1996, the Company paid $1.1 million of accrued interest. Equal additional installments of principal are due on August 1, 1996, 1997 and 1998, with remaining principal plus accrued interest due on August 1, 1999. The agreements governing the Senior Notes restrict the Company's ability to declare dividends and require the Company to maintain certain financial covenants. The Senior Notes are secured by a first priority security interest in the Company's general intangibles and equipment. Additionally, the Note holders have the right to place a Deed of Trust on the Orange Facility to further secure the Senior Notes. The Company intends to repay the Senior Notes with the proceeds from this Offering. As a result of the repayment in full of the Senior Notes, the Company will recognize, during the quarter in which the repayment occurs, an extraordinary pre-tax loss on early extinguishment of debt of approximately $1.9 million ($1.1 million after tax). See "Use of Proceeds." As of May 31, 1995, as a result of the $20.0 million goodwill write-off and $10.0 million of restructuring costs in the fourth quarter of fiscal 1995 in connection with the closure of the Orange Facility, and the $6.3 million inventory write-down in the fourth quarter of fiscal 1995, the Company was not in compliance with certain financial covenants of the Senior Notes and a bank agreement which expired in July 1995. The holders of the Senior Notes and the bank waived the default so that the Company was in compliance with the Senior Notes and the debt agreement as of May 31, 1995. Effective as of February 24, 1996, the Company, the Bank and the holders of the Senior Notes amended the agreements governing the Secured Line of Credit and the Senior Notes to modify the Fixed Charge Coverage Ratio covenant under both agreements.

     CURRENT CASH POSITION

     The Company's cash position was $561,000 as of February 24, 1996, exclusive of approximately $680,000 of long-term marketable securities included in other assets in the consolidated balance sheet which secures a bond maintained by the Company in connection with its self-insured workers' compensation plan. The Company's cash position has, in the past 18 months, been partially impacted by the increased working capital requirements caused by the rapid sales growth of the imported International Collection. These working capital constraints, in turn, adversely impacted sales to the Company's national accounts in the third quarter of fiscal

1996 because the Company had previously committed a significant portion of its available funds to support increased international sales which were placed earlier in the quarter than national sales. See "Risk Factors--Working Capital Constraints" and "--Results of Operation--Thirty-Nine Weeks Ended February 24, 1996 Compared to Thirty-Nine Weeks Ended February 25, 1995--Net Sales." Because the International Collection is imported, there are greater timing differences between the payment for goods and the receipt of cash from sales of such goods than if produced domestically. Additionally, because payment terms in the ski and snow industry are longer than the Company's traditional distribution channels, there are even greater timing differences between payment for the Company's new line of snowboard boots and the receipt of cash from sales of such boots.


     The Company anticipates that the application of the net proceeds from this Offering to repay debt should alleviate the Company's working capital constraints to a large extent for the next 12 months. In addition, the Company will attempt to increase the amount available under the Secured Line of Credit, however, there can be no assurance that it will be successful in doing so. See "Use of Proceeds." For the next 24 months, the Company believes that cash from operations together with borrowings from its Secured Line of Credit and other credit facilities should be sufficient to meet its working capital needs. If this Offering is not completed, the Company will require other financing to support its growth and satisfy the Company's other cash requirements. There can be no assurance that such financing will be available, or that if it is available, it will be on terms acceptable to the Company. See "Risk Factors--Working Capital Constraints."


     CAPITAL EXPENDITURES

     For the thirty-nine week period ended February 24, 1996, the Company's capital expenditures were $1.9 million. In the remainder of fiscal 1996, the Company plans to open three new factory outlet stores at an estimated aggregate cost of $250,000. The Company does not anticipate a significant increase in the level of capital expenditures in fiscal 1997.

RECENT ACCOUNTING PRONOUNCEMENT

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company plans to continue to measure compensation cost of employee stock option plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and starting in fiscal 1997, to make pro forma disclosures of net earnings and earnings per share as if the fair value method prescribed by SFAS No. 123 had been applied.

SEASONALITY

     The footwear industry is characterized by significant seasonality of net sales and results of operations. Historically, the Company's business has been moderately seasonal, with the largest percentage of sales realized in the first and fourth fiscal quarters (March through August), the so-called "Spring and Summer" and "Back to School" months. In addition, because snowboarding is a winter sport, sales of the Company's snowboard boots have historically been strongest in the first and second fiscal quarters. As a result of the Company's strategic redirection and the expansion of the Company's product line and international distribution channels, the Company believes that quarterly results in the future may vary from historical trends. Because of these and other factors, the Company anticipates that a higher portion of its overall fiscal year revenues will be recognized in the first fiscal quarter. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter-to-quarter as a result of the timing of holidays, weather, timing of shipments, product mix, cost of materials and the mix between wholesale and retail channels. Because of such fluctuations, the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts. See "Risk Factors -- Seasonality and Quarterly Fluctuations."

                                    BUSINESS

OVERVIEW

     Vans, Inc. is a leading designer, manufacturer and distributor of a collection of high quality casual and active-casual footwear for men, women and children, as well as performance footwear for enthusiasts of outdoor sports such as skateboarding, snowboarding and BMX bicycling. The Company was founded in 1966 in Southern California as a domestic manufacturer of vulcanized deck shoes (such as the Authentic(TM)). Today the Company markets its broad footwear line worldwide to a target customer base of 12 to 24 year old young men and women. For the thirty-nine week period ended February 24, 1996, the Company generated sales of $85.4 million. The Company's sales to national accounts increased during this period by 31.2% to $46.0 million, international sales increased by 67.9% to $18.2 million, and sales through the Company's 80 retail stores grew by 20.9% to $21.3 million with a comparable store sales increase of 11.4%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has earned a reputation over its 30 year history for quality, performance and value, particularly among participants in alternative sports such as skateboarding and BMX bicycling. As a result of this reputation, the Company has developed a strong brand image which the Company believes represents the individualistic and outdoor lifestyle of its target customer base. The VANS brand image coincides with what the Company believes is a fundamental shift in the attitudes and lifestyles of young people worldwide, characterized by the rapid growth and acceptance of alternative, outdoor sports and the desire to lead an individualistic, contemporary lifestyle. The Company believes that underlying factors influencing young people include: (i) programs broadcast worldwide on networks such as MTV, ESPN and ESPN2; (ii) the growing international distribution and popularity of magazines such as Rolling Stone, TransWorld SKATEboarding, Spin and Details; and (iii) the increased independence and purchasing power of young people worldwide, as evidenced by the estimated 25 million teenagers in the United States who in 1994 spent approximately $89 billion.

     To capitalize on the strength of the VANS brand with young men and women worldwide, the Company has recently repositioned itself from a domestic manufacturer to a marketing-driven company. With a focus on understanding the attitudes, lifestyle and product desires of its target customer base, and by marketing and designing its product line accordingly, the Company believes it is well-positioned to further the growth of the VANS brand in this attractive market.

     Led by a new management team including Walter Schoenfeld, the Company's Chief Executive Officer and the founder of Britannia Sportswear Company, and Gary Schoenfeld, the Company's Chief Operating Officer, the Company has implemented a number of strategic and operational initiatives. In particular, the Company: (i) began sourcing new products from overseas; (ii) leveraged its brand equity with young people into products centered around increasingly popular alternative sports, such as the Company's snowboard boot line, and into products that have a lifestyle orientation, such as the Company's successful International Collection of casual and active-casual shoes; (iii) designed a marketing strategy to promote the VANS brand and stay close to the product desires of its target customers; (iv) restructured its operations which culminated with the July 1995 closing of its underutilized Orange Facility and the consolidation of the production of its traditional vulcanized shoes at its smaller Vista Facility; and (v) enhanced its management information and inventory control systems to better control costs and increase operational efficiencies. Each of these initiatives has been an important ingredient of the Company's heightened commitment to its customers.

BUSINESS STRATEGY

     The Company's long-term objective is to become a leading lifestyle company offering a complementary array of footwear, apparel and accessory products worldwide by capitalizing on the strength of the VANS brand name. The Company's operating and growth strategies are aimed at achieving this long-term objective while maintaining the authenticity and credibility of the VANS brand image.

     OPERATING STRATEGY

     The Company seeks to be the brand of choice for lifestyle and alternative sport footwear by continually listening and responding to the product desires of its target customers. The Company's core customers are 12 to 24 year old young men and women who are active enthusiasts of alternative sports and/or on the forefront of fashion and contemporary lifestyle trends. The breadth of the Company's product line is intended to appeal both to these core trend setters as well as to mainstream customers who similarly identify with the lifestyle image of the VANS brand. The Company's operations are directly tied to this strategy and are intended to provide the necessary framework for staying close to these customers. Key elements of the Company's operating strategy include:

     - Promote the VANS Brand Image through Grassroots Marketing Efforts. The Company promotes its brand image through a grassroots marketing effort that includes the sponsorship of alternative sporting and entertainment events, sports teams and individual athletes. An example of one of the Company's event sponsorships is the "VANS Warped Tour '96," a festival planned for this summer that will combine concerts with a skateboarding contest in approximately 40 cities throughout the United States, Canada, Europe and Japan. In addition, the Company sponsors over 100 of the world's top athletes in skateboarding, snowboarding and BMX bicycling. The Company believes its event sponsorships and athletic endorsements reinforce the Company's authenticity and credibility with its core customer base and can generate valuable media exposure on networks such as MTV and ESPN2, as well as in alternative sport and lifestyle magazines. The Company believes this media coverage increases the overall awareness of the VANS brand image among its broader target market worldwide. The VANS image is further enhanced through print and advertising campaigns which depict youthful, active lifestyles and attitudes and have been carried on networks such as MTV and Prime Sports, on outdoor billboards and in magazines such as Rolling Stone, TransWorld SKATEboarding, TransWorld SNOWboarding, Spin and Details. The Company's grassroots marketing approach enables it to stay close to its core target customers, while promoting the VANS brand globally as the choice for alternative sport and active lifestyle footwear.

     - Provide Authentic and Design-Distinctive Products. The Company designs and develops high quality products that embody the VANS image. The Company's performance and casual footwear products incorporate distinctive fabrics, cutting-edge styles and colors and dependable construction designed to appeal to outdoor sports enthusiasts seeking performance footwear and to other more mainstream consumers seeking footwear that represents youth, individuality and independence. The Company believes the technical features of its skate performance shoes and snowboard boots as well as the Company's Signature Skate Shoe Series, a line endorsed by top alternative sport athletes worldwide, reinforce the authenticity and credibility of the VANS brand name.

     - Distribute through Selected National Retailers and Independent
       Accounts. The Company sells its products through carefully selected national retailers, including Foot Locker, Kinney Shoe Corporation, Nordstrom, Inc., J.C. Penney Company, Inc., Gadzooks, Inc., and Mervyn's. Recently, the Company has significantly expanded its business with new and existing accounts, including R.H. Macy & Co., The Bon Marche, Journey's and Foot Action, Inc. The Company also sells its products through independent retailers such as skateboard and surf shops to maintain its authenticity and stay close to its core customer base. The Company believes that it is strengthening its relationships with these national and independent retailers through: (i) the introduction and expansion of the International Collection; (ii) more frequent availability of new stock keeping units to keep inventory fresh; (iii) maintenance of the quality image of its retail account base; and (iv) and the quality of its products and timeliness of deliveries. The Company generated $46.0 million in national sales for the thirty-nine week period ended February 24, 1996, representing an increase of 31.2% over the comparable period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     - Select International Distributors that Build the VANS Brand
       Name. Recognizing significant opportunities internationally, the Company has recently upgraded and expanded its international distributor base. New distributors have been added in four of the Company's five largest export markets in addition to six new distributors covering 30 countries in Central and South America, Southeast Asia, Eastern Europe and the Middle East. The Company has focused on selecting and maintaining relationships with distributors who understand both how to build the VANS brand as well as the tastes and preferences of their local markets. The Company generated $18.2 million of international sales for the thirty-nine week period ended February 24, 1996, representing a 67.9% increase over the comparable period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     - Execute a Retail Strategy that Complements the Company's Overall Brand Strategy. The Company's 81 retail stores (comprised of 55 conventional mall and free standing stores, 21 factory outlet stores and 5 clearance stores), which are concentrated in Southern California, provide it with an important outlet for slower moving inventory and a forum to test new products and obtain feedback from customers. Comparable store sales increases have exceeded 10% in each of the last four quarters ended February 24, 1996, and for the thirty-nine week period ended February 24, 1996, sales through the Company's retail stores increased to $21.3 million, representing a 20.9% increase over the comparable period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     - Maintain Flexibility in Manufacturing to Enhance Market
       Responsiveness. Central to the success of the Company's operating strategy is the ability to respond quickly to changing trends within its target market. The Company believes it minimizes lead times and capital expenditures and maximizes quality and product variety by utilizing a combination of third-party foreign manufacturers and its own domestically located facility. With relatively short lead times (8-12 weeks) and the ability to manufacture in small lots in South Korea, the Company believes that it can generally keep its inventory fresh by adding the latest designs to its offering mix while eliminating slower moving styles.

     - Execute Well-Conceived Product Testing Process. The Company has recently developed a product testing process to stay close to its customers and gauge product acceptance in the marketplace. In addition to placing new products and samples in its own retail stores, the product testing process includes: (i) previewing product at trade shows with independent and specialty retailers who then provide the Company with initial consumer reactions to new products placed in their stores; (ii) testing products and new concepts with selected national accounts; and (iii) conducting its "first edition" test program in which the Company chooses and introduces one new style roughly every six to eight weeks for distribution on a preview basis to a group of key independent retailers and several of the Company's retail stores.

     - Utilize Selective Licensing. The Company believes that selective licensing of the VANS name and trademarks for use on non-footwear product lines, such as apparel and accessories, has provided an opportunity to promote the VANS brand while significantly reducing capital outlays and operating expenses. The Company has the right to approve the design, manufacturing specifications, advertising and distribution of its licensed products and maintains a practice of evaluating its licensing arrangements to ensure consistent presentation of the VANS brand.

     GROWTH STRATEGY

     The Company has developed a growth strategy that it believes will maximize its long-term opportunities while simultaneously enhancing and protecting its valuable brand image. The Company's growth strategy is focused on: (i) expanding its product-line beyond the Company's core men's footwear styles to include more women's styles, as well as related products, such as apparel and other accessories; (ii) capitalizing on the growing snowboarding market; (iii) increasing the penetration of its existing domestic account base; and (iv) pursuing a global marketing initiative to increase sales in existing and new international markets.

     - Expand the VANS Product Line

          - Women's and Youth's Footwear. The Company's traditional footwear products have expanded from a line of basic, vulcanized style shoes to a collection of lifestyle fashions, including a line of women's contemporary lifestyle footwear. In the second quarter of fiscal 1996, the Company expanded its International Collection to include a line of women's fashion styles through the introduction of casual-athletic shoes in innovative materials such as vinyl, satin and patent leather. The Company intends to continue to broaden its customer base and believes that one of its next logical extensions is to provide more products in youth's sizes targeted at 8 to 12 year olds whose families are already purchasing VANS products.

          - Apparel and Accessories. Leveraging off the Company's growing reputation for fashion-forward designs and high-quality products, the Company intends to increase its production and distribution of brand-name apparel and accessories. These products may include T-shirts, sweatshirts, shorts, caps, backpacks and other accessories to be distributed in geographic locations where the Company does not have existing licensing agreements. In addition, the Company may produce and distribute alternative sports apparel, such as snowboarding outerwear. The Company currently has all of the international rights outside of Japan and Italy to produce and distribute its own apparel, and all of the domestic and international rights to develop and distribute alternative sports apparel, such as snowboarding outerwear.

     - Capitalize on the Growing Snowboarding Market. The Company entered the snowboard boot market approximately 18 months ago and believes that today it is among the top four market share leaders worldwide based on the number of snowboard boots sold. The Company believes that a substantial growth opportunity exists in the snowboarding market and believes it is well-positioned to increase its market share of the snowboard boot market. According to the National Sporting Goods Association ("NSGA"), the number of snowboarding participants increased from 1.2 million in 1992 to 2.1 million in 1994. American Demographers estimates that the number of snowboarding participants in the United States will total 4.8 million by the year 2000. Recently, the Company entered into a licensing agreement with Switch Manufacturing to utilize Switch's innovative and convenient step-in boot binding system. Switch is a leading manufacturer of snowboard boot bindings and the Company believes its affiliation with Switch reinforces the Company's credibility among snowboard boot customers, further establishing the Company's position in the snowboard boot market. See "Risk Factors--Reliance on Third Party Technology." The Company has increased the number of snowboard boots offered from five styles in the 1995/1996 season to 11 styles in the 1996/1997 season. The Company believes further opportunities exist to leverage its brand into snowboarding apparel and accessories.

     - Increase Penetration of Existing National Retail and Independent Accounts. Building upon the Company's operating strategy described above, the Company believes significant growth opportunities exist within its current national account base. The Company intends to grow its account base through its broadened product line which it believes will enable it to increase: (i) the number of stores for which its existing national and regional chains purchase products; and (ii) the number of stock-keeping units sold through each store.

     - Expand Internationally by Increasing Penetration of Existing Markets and Entering New Markets. International markets represent a substantial area of growth for the Company since the Company believes that many of its target customers of 12 to 24 year olds around the world similarly identify with the lifestyles of their counterparts in the United States. The Company intends to continue its international expansion through a global marketing initiative designed to increase VANS brand awareness worldwide. This marketing strategy includes: (i) increasing the number of international alternative sport and entertainment event sponsorships;
       (ii) more extensive touring abroad by the Company's internationally recognized athletes and alternative sports teams; (iii) generating media coverage in international markets through increased participation in promotional activities; (iv) previewing products at international trade shows; and (v) working with international distributors who understand their local markets and providing them with sales tools and promotional materials to enable them to effectively market the VANS brand.

INDUSTRY OVERVIEW

     The Company's target customer segment is believed to have very favorable demographics. American Demographics magazine estimates that in 1995 there were approximately 29 million teenagers in the United States alone. This number is expected to increase to approximately 35 million by 2010, representing one of the fastest growing population segments. In addition, these target customers have substantial and increasing purchasing power. In 1994, teenagers spent an estimated $89 billion, of which $57 billion was money they earned themselves. Underscoring the importance of brand image, teenage boys participating in an American Demographics study responded that brand name mattered more in purchasing sneakers than when buying jeans, soft drinks or fast food.

     According to industry sources, the domestic athletic footwear market is estimated to be $8.1 billion (wholesale) in 1996. The Company's shoes compete in the casual-athletic and alternative sport segments of the athletic footwear market, which are estimated to grow more quickly than traditional athletic footwear in 1996. See "Competition."

     Because of its historical involvement with sports, such as skateboarding and BMX bicycling, the Company believes it is well-positioned to capitalize on the growth in the alternative sport category, particularly with its line of snowboarding boots. In 1994 and 1995, surveys conducted by the Sporting Goods Manufacturing Association indicated snowboarding was ranked in the top eight "hottest" new sports. Between 1992 and 1994, the estimated number of snowboarding participants increased from 1.2 million to 2.1 million, representing a compound annual growth rate of 32.3%, and an industry report estimates that the number of snowboarding participants in the United States will be approximately 4.8 million by the year 2000. The Company believes that similar growth rates are being experienced in the other major international markets as well, making snowboarding one of the fastest growing sports in the world. In addition to its growth potential, another factor which makes this sport an attractive market segment is the amount of money spent on snowboarding-related equipment. As alternative sports such as snowboarding, skateboarding, hiking and mountain biking continue to become more mainstream, the Company believes that demand for outdoor performance shoes and boots is likely to increase as well.

MARKETING AND PROMOTION

     The Company's global marketing strategy is to further enhance the image and awareness of the VANS brand by associating its products with the sports, music, fashion and contemporary lifestyle trends established by young people in the U.S. and abroad. The Company's core customers are 12 to 24 year olds in the forefront of trends in alternative sports and contemporary lifestyles, while much of the Company's sales volume is driven by its broader target market of mainstream customers who desire to live a lifestyle consistent with the VANS brand.

     The Company markets its brand through the sponsorship of alternative sport and entertainment events, print and television advertising and alternative sport athletic endorsements. In addition, point-of-purchase merchandising used by the Company's national accounts and international distributors, as well as the design of the Company's retail stores and factory outlets, further promote the VANS brand.

     As part of the Company's growth strategy and global marketing initiatives, the Company has increased its marketing, advertising and promotion expenditures to $5.8 million in the first thirty-nine weeks of fiscal 1996 from $3.6 million in the first thirty-nine weeks of fiscal 1995.

     ALTERNATIVE SPORTS AND ENTERTAINMENT EVENT SPONSORSHIPS

     The Company's marketing and promotion strategy includes the sponsorship of alternative sporting and entertainment events. The Company believes these events and sponsorships reinforce the Company's authenticity and credibility with its core customer base and create significant brand loyalty among participants in these sports. Through these sponsorships, the Company has received media coverage on networks such as MTV, ESPN2 and Fox, and in alternative sport and contemporary lifestyle magazines. The Company believes this media coverage is seen or read by its broader target market throughout the world and increases overall awareness of the VANS brand name.

     Among the events and activities the Company has sponsored are the 1995 World Championships of Skateboarding (with The Hard Rock Cafe), skateboard contests such as the Venice Street Grind, Battle of the Bay and Slam City Pro, the Brooklyn Bridge Skate Ramp, the Wild Women's Snowboarding Camp, the National Bike League and the American Bike League. The Company also sponsors snow, skate and surf videos and "demo days" at ski and snowboard resorts around the country and in Japan, and participates in college campus tours organized by magazines such as Spin and Details.

     This summer, the Company will be the exclusive title sponsor of the "VANS Warped Tour '96." This event is scheduled to visit approximately 40 top young adult markets throughout the U.S., Canada, Europe and Japan. The tour is intended to be an affordable daytime lifestyle, music and sports festival for teenagers and young adults, with skateboarding, biking and climbing events, retailer booths, video games, prize giveaways and performances by emerging alternative bands. It will also feature an amateur skateboarding competition in selected locations, with the winners being invited to participate in the 1996 World Championships of Skateboarding, which will again be sponsored by the Company and The Hard Rock Cafe. The tour will be promoted through local radio, print, poster and flyer distribution, supplemented by national promotion via television, print and the Internet. The Company plans to compile a "VANS Warped Tour '96" CD, featuring the bands performing on the tour, to be used as a gift with a VANS product purchase. The tour and the CD promotion are designed to coincide with the "Back to School" season.

     ATHLETIC ENDORSEMENTS

     As with event sponsorship, the Company believes the endorsement of alternative sports teams and individual athletes reinforces the Company's authenticity and credibility with its core customers and creates significant brand loyalty among participants. The Company's sponsored athletes aid in the design of the Company's shoes, make promotional appearances, wear the Company's products exclusively and increase overall consumer awareness of the VANS brand. The Company supports its sports marketing with print and television advertising featuring its sponsored athletes.

     The Company sponsors over 100 of the world's top male and female athletes through the VANS Skateboarding Team, the VANS Snowboarding Team and the VANS BMX Team. Selected members of the VANS teams include:

     Skateboarding

     Steve Caballero -- Big Air World Title Holder, Signature Pro Model
     Mike Carroll -- Skater of the Year, Thrasher, 1994, Signature Pro Model Salman Agah -- Skater of the Year, Thrasher, 1993, Signature Pro Model Simon Woodstock -- 2nd Place Street Champion Holder, Munster
     Competition/1995

     Snowboarding

     Jamie Lynn -- World Champion, 2nd Place Big Air, Innsbruck, Austria/1996, Signature Pro Model
     Shaun Palmer -- World Champion 1988-89, 15 year competitor, Signature Pro Model
     Circe Wallace -- Recognized Top Five Female Snowboarder: TransWorld SNOWboarding
     Rachel Furiel -- #1 Place Senior Women's Pipe USASA Nationals, 1996

     BMX Bicycling

     Pete Loncarevich -- Top BMX rider

     John Purse -- National Bike League, #1 Pro BMX, #2 American Bike League,
     1996

     Kiyomi Waller -- #1 ABA Pro 24 Cruiser, 1996

     PRINT AND TELEVISION ADVERTISEMENTS

     The VANS alternative sports image is enhanced by print and advertising campaigns which depict youthful, contemporary lifestyles and attitudes and are carried on networks such as MTV, Prime Sports and ESPN2, on billboards and in magazines such as TransWorld SKATEboarding, Thrasher and TransWorld SNOWboarding. The Company promotes its lifestyle image through advertisements in a number of magazines that appeal to its target customer group, including Rolling Stone, BMX Plus, BAM, Spin, Vibe, Option, Bikini, and Details. In addition, the Company selectively advertises in widely circulated fashion and lifestyle magazines, such as Seventeen, Elle, and YM. The Company develops much of its advertising in-house, which the Company believes allows it to respond more quickly and with a greater degree of creative and cost control.

     WORLD WIDE WEB SITE

     Since September 1995, the Company has marketed its products and image through its interactive home page on the World Wide Web to customers who directly access the Internet. The Web site includes a product catalog, photos, interviews, sound and video clips of bands who wear VANS products, profiles and interviews with members of the Company's sports teams, information on Company-sponsored events, celebrities who wear VANS products and the Company's history.

PRODUCT DESIGN AND DEVELOPMENT

     The Company's product design and development efforts are centered around leading edge trends in the youth culture, including such areas as alternative music and outdoor sports, television, movies and clothing. The Company's products are then designed and refined based on consumer and retailer feedback through multiple product reviews. The Company's designers work to monitor subtle changes in the music, sports, media and fashions which appeal to the Company's core customers.

     The Company traditionally designs and merchandises three lines of footwear products per year for the annual Spring, "Back to School" and Holiday seasons. The standard product development cycle takes approximately one year from design concept through production and rollout. However, in response to changes in trends or consumer demand, the Company will develop new products for immediate introduction (in as little as 1-2 months) or accelerate the planned release of new designs. The product design cycle begins by understanding the consumer, which is accomplished through a study of current trends in clothes, magazines and markets both by the design staff and through the use of market forecasting services. The design team then typically develops three or four themes based on this marketing analysis and produces product concept boards for the review of management and the sales and marketing staff. The design team then refines the designs, prepares specification sheets and orders samples. The Company's design staff works with sales and marketing personnel as well as with the Company's alternative sports teams and athletes in all aspects of this design process. One or more cycles of prototype products are reviewed by the design team and focus groups composed of the target consumers, and the design team may eliminate some designs based on the feedback received. Key retailers, sales representatives and distributors typically will also review the line prior to the final preparation of specifications and samples. The product is then typically reviewed again by key retailers and additional changes may be made prior to the presentation of the products at trade shows to a broader range of retailers. Product previews have proven critical to the manufacturing process by providing indications as to whether a new design will be successful and therefore produced. Product lines are released in multiple deliveries over the course of a season and product life cycles vary from as short as one season (3-6 months) to 2-3 years or more.

PRODUCTS

     The Company produces a wide variety of casual, active-casual and performance footwear products and snowboard boots, all of which are designed to appeal to alternative sport enthusiasts seeking performance footwear and mainstream consumers seeking footwear that represents youth, individuality and independence. The average retail prices for the Company's footwear products range from $20 to $65 for casual and performance footwear, and from $140 to $250 for snowboard boots. The Company also offers a variety of apparel and accessories bearing the VANS brand name through its own retail stores as well as through licensing arrangements with third parties.

     The Company's shoes and snowboard boots can generally be categorized by the manufacturing process used. The Company's International Collection line primarily consists of its foreign-sourced shoes manufactured through a cold-cured process in which the upper and sole are sewn and cemented together. This manufacturing process allows for the combination of a number of different outsoles, fabrics and styles. The Company's domestically produced shoes, including the traditional VANS deck shoes, are vulcanized, a manufacturing process utilizing heat and pressure that binds the sole and upper together.

     MEN'S FOOTWEAR

     Casual and Casual Skate. The Company's casual and casual skate line includes many styles within the International Collection, a wide variety of cold-cured suede, leather and canvas shoes, as well as traditional slip-on and laced canvas vulcanized footwear. The styles are offered in a wide variety of colors, fabrics, designs and outsoles. Some of the Company's casual and skate-influenced styles are the Razor(TM), Fracture(TM), Wally(TM), Rail(TM), Old Skool(TM), Era(TM), Mel(TM) and the Authentic(TM).

     Performance Skate. Throughout its 30-year history, the VANS brand name has long been associated with skateboarding. The Company's performance skate line of footwear is designed to provide skaters with the style and technical features they demand. The Company offers performance skate shoes in a variety of colors and styles with many of the same features described above as well as double and triple stitching for durability, padded tongues and collars and grippy gum rubber bottoms. The Company offers a Signature Skate Shoe Series and works with top skaters, such as Steve Caballero and Salman Agah, to develop high performance skate footwear. The Company believes the identification of its shoes with top skaters helps to increase sales of its performance footwear. Some of the Company's performance skate shoes are the Fairlane(TM), Ratz(TM) and Pudge(TM), as well as the Lo Cab(TM), Half Cab(R), Mike Carroll(TM) and Salman Agah(TM) signature shoes.

     WOMEN'S FOOTWEAR

     The Company's footwear products for women include casual, fashion-oriented products within the International Collection (introduced in the second quarter of fiscal 1996), and traditional deck shoes. Many of the products in the women's line incorporate fundamental features of the Company's skate shoes with fashion-conscious styles, colors and fabrics. The core line of women's footwear includes active-casual suede, leather, nylon, canvas, vinyl and patent leather sport and casual shoes in a wide variety of colors. The line includes vulcanized, flat or heeled shoes, as well as cemented, skate-oriented, cup-soled shoes. Some of the Company's women's shoes include the Lucy(TM), Ethel(TM), Jinx(TM), Nice(TM) and Croodle(TM).

     SNOWBOARD BOOTS

     For the 1996/1997 season, the Company has expanded its snowboard boot line to include 11 styles offering unique combinations of a number of technical innovations at various price points. Featured in this season's line are: (i) five styles of lighter weight linerless boots; (ii) four styles which are compatible with the Switch Autolock(TM) system, an innovative and convenient step-in boot binding system; and (iii) three styles designed specifically for women.

     In the 1995/1996 season, the Company offered five styles of snowboard boots, including the Lemming(TM), a lightweight linerless boot, and the Voltaire(TM), its first Switch-compatible boot. In the 1995/1996 season, the Company sold approximately 95,000 pairs of boots. In the 1994/1995 season, the first season in which the Company sold snowboard boots, the Company offered two boot styles and sold approximately 4,000 pairs of boots.

     The Company believes that the Switch step-in binding system is currently the most proven and accepted version of the new step-in binding systems, and believes that its licensing arrangement with Switch further enhances the Company's credibility and reputation in the snowboard boot market. Step-in bindings provide added convenience by reducing the amount of time required to mount and dismount the board before and after each run. See "Risk Factors--Reliance on Third Party Technology."

     SANDALS

     In the last quarter of fiscal 1995, the Company began offering a limited number of stylish leather and nubuck sandals. The Company believes sandals represent a logical product line extension and are consistent with the VANS image. The Company has recently changed manufacturers for its sandals and may engage third party designers to further develop the line. Current sandals offered by the Company include the Monk(TM), Caesar Sport(TM) and Mahatma(TM).

     APPAREL AND ACCESSORIES

     The Company offers certain apparel and accessories at its Company-owned retail stores, including T-shirts, hats, backpacks, shorts, sweatshirts, socks and wallets. Most products carry the VANS brand logo and are designed to appeal to the styles and trends of the Company's target consumer group. Products sold in the Company's stores are designed by the Company and manufactured by third parties. In addition, the Company has selectively licensed its trademarks to certain distributors. See "-- Licensing."

SALES AND DISTRIBUTION

     The Company has three primary distribution channels for its products: (i) national sales through national and regional retailers, as well as independent specialty stores, including skate and surf shops; (ii) international sales through selected distributors for 53 countries; and (iii) sales through Company-operated retail and factory outlet stores.

     NATIONAL SALES

     The Company sells its products through approximately 3,500 active accounts, including Foot Locker, Kinney Shoe Corporation, Nordstrom, Inc., J.C. Penney Company, Inc., Gadzooks, Inc. and Mervyn's. Recently, the Company has significantly expanded its business with certain new and existing accounts, including R.H. Macy & Co., Inc., The Bon Marche, Journey's and Foot Action, Inc. The Company also sells its products through independent retailers such as skateboard and surf shops to maintain its authenticity and to stay close to its core customers. The Company intends to execute its growth strategy through marketing and product development in order to further increase sales through its existing accounts.

     The Company strives to maintain the integrity of the VANS image by controlling the distribution channels for its products based on criteria which include the retailer's image and ability to effectively promote the Company's products. The Company works with its retailers to display, stock and sell a greater volume of the Company's products.

     The Company's distribution strategy is to differentiate the product offerings of independent speciality stores and larger national accounts through the breadth of its product lines and the staggered release of certain products. The expansion of the Company's product line has also enhanced the Company's ability to distribute its products through a larger number of major accounts while maintaining variety across these accounts. In addition, the Company staggers the release of certain products to select independent retailers or national accounts to test product acceptance, as well as to increase the variety of products offered. As an example, the Company generally releases its new performance skate shoes to independent accounts 60 days before making them more broadly available.

     The Company sells products to its national accounts primarily through independent sales representatives. Several of the Company's larger accounts are managed by Company officers and sales executives. The Company typically engages its independent sales representatives pursuant to agreements with terms ranging from one to three years in length. Compensation of independent sales representatives is generally limited to commissions on sales.

     INTERNATIONAL SALES

     The Company believes that a significant opportunity exists for increased sales of its products to existing international markets, and, to a more limited extent, expansion into new international markets. The Company believes that because of the global reach of music, fashion, media and alternative sports, the styles and trends among the Company's target customer group internationally are similar in many ways to those in the United States. The Company currently sells its products to distributors for resale in 65 foreign countries, with its five largest markets for the thirty-nine week period ended February 24, 1996 being Germany, Japan, France, Canada and the United Kingdom. As a result of the Company's improved product line, increased acceptance domestically, a recently upgraded distributor base and a global marketing strategy designed to reinforce the VANS brand image, the Company experienced international sales growth of 67.9% overall and 47.7% in its top five international markets in the first thirty-nine weeks of fiscal 1996 as compared to the same period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company's international distributors receive a discount on the wholesale price of the Company's footwear products and are granted the right to resell such products in defined territories, usually a country or group of countries. Distribution agreements generally are exclusive, restrict the distributor's ability to sell competing products, have a term of one to three years, provide a minimum sales threshold which increases annually, and generally require the distributor to spend up to 5% of its revenues on marketing. The Company receives payment from all its distributors in United States dollars.

     RETAIL SALES

     The Company currently operates 81 retail stores, 74 of which are located in California. The Company's retail stores are divided into three store groups, including conventional mall and freestanding stores, factory outlet stores and clearance stores. Currently, the number of stores in each store group is 55, 21 and 5, respectively. The Company's retail stores carry a wide variety of the Company's footwear products, along with apparel and accessory items, most of which bear the VANS brand name and logo. Sales of all items other than footwear accounted for approximately 7.0% of total retail store sales in the first thirty-nine weeks of fiscal 1996 as compared to 3.9% in the comparable period of fiscal 1995.

     The average retail store is between approximately 1,000 to 2,000 square feet, with average sales for stores open all of fiscal 1995 of approximately $313,000. A typical Company store is open seven days a week, for an average of ten hours per day, and has two or three employees in the store during business hours. The Company sells factory seconds and discontinued shoes at discounted prices through factory outlets and clearance stores. The Company opened seven new factory outlets in fiscal 1995 and has opened an additional five factory outlets during the first thirty-nine weeks of fiscal 1996. The Company continually works to upgrade the design and layout of its retail stores as part of its overall marketing plan and remodels older stores as its resources permit to further promote the VANS brand image. The Company intends to open new factory outlet stores only in the leading outlet centers throughout the country. The Company does not intend to significantly increase the number of its other retail stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     DISTRIBUTION FACILITIES

     Domestic distribution of products is centralized in the Company's approximately 127,000 square foot distribution center in the City of Industry, California. Upon receipt from overseas manufacturers, the Company's products are inspected, sorted, packaged and shipped to retail accounts in the United States and abroad. While foreign-sourced footwear for domestic accounts is generally shipped to the City of Industry facility, such footwear for international sales is typically shipped directly from the Company's overseas manufacturers to its international distributors. In addition, the Company's recent snowboard boot financing arrangement with Ssangyong U.S.A. provides for Ssangyong U.S.A. to administer the warehousing and shipping of snowboard boots through March 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Borrowings."

     MANAGEMENT INFORMATION SYSTEMS

     During the first thirty-nine weeks of fiscal 1996, the Company significantly upgraded its management information capabilities. This included the redesign of its order entry system and implementation of an enhanced order processing and a warehouse management system. The Company is currently implementing a Distribution Requirements Planning program (DRP) and is in the process of selecting an automated shipping program. Additionally, the Company is in the process of upgrading its Company-wide payroll system as well as investing in updated point-of-sale technology at its retail stores. All of these improvements are designed to improve operational efficiencies and allow the Company to better track its sourcing, distribution and customer service processes.

SOURCING AND MANUFACTURING

     Historically, the Company manufactured its products at two Company-operated domestic manufacturing facilities. In fiscal 1995, in connection with the Company's strategic redirection, the Company shifted a significant portion of its manufacturing to independent manufacturers located in South Korea to produce the International Collection, which can only be manufactured in significant commercial quantities abroad.

     The Company sources the International Collection and snowboard boots from ten contractors in South Korea. During the first thirty-nine weeks of fiscal 1996, approximately 64% of the Company's shoes and 100% of the Company's snowboard boots were manufactured offshore by third party manufacturers. The Company utilizes two sourcing agents in South Korea who assist the Company in selecting and overseeing third party contractors, ensuring quality, sourcing fabrics and monitoring quotas and other trade regulations. The Company's production staff and independent sourcing agents together oversee all aspects of manufacturing and production. As is common in the industry, there are no agreements between the Company and any of its contractors or suppliers, however, the Company believes that its relationships with its contractors and suppliers are good. The Company anticipates that its reliance on offshore manufacturers and the importation of its products will increase primarily due to increasing sales of the International Collection and the Company's snowboard boot line. In addition, the Company may in the future source its products through manufacturers outside of South Korea. See "Risk Factors--Dependence on Foreign Manufacturers."

     The Company manufactures vulcanized footwear at its 90,400 square foot Vista Facility. The Vista Facility allows the Company to produce a broader line of its vulcanized footwear products for its retail stores as well as its domestic and international accounts. The Vista Facility was established in 1992 to apply integrated cellular manufacturing techniques to the traditional method of shoemaking. These new techniques have led to the reduction of manufacturing cycle times at the Vista Facility from nine days to three, with cycle times for some of the Company's most popular styles reduced to one day. The Company currently operates two shifts a day at the Vista Facility. Manufacturing generally operates on a five-day week, although Saturday shifts are common during periods of peak production, primarily in the Spring and "Back To School" seasons. The Company has recently implemented an incentive bonus plan for employees at its Vista Facility which provides for a monthly bonus payment based on achieving certain production quality and quantity standards.

     The Company's quality control program is designed to ensure that all goods bearing its trademarks meet the Company's standards. With respect to products manufactured by independent contractors, the Company develops and inspects prototypes of each product prior to manufacture by such contractors, establishes fittings based on the prototype, inspects samples and, through its employees or sourcing agents, inspects materials prior to production. The Company or its sourcing agents inspect the final product prior to shipment to the Company's City of Industry distribution center. With respect to licensed products, the Company oversees the quality control programs of its licensees and regularly inspects samples of their products.

     A wide range of materials are used in the domestic and offshore production of the Company's footwear. The Company has not experienced a significant manufacturing delay caused by the unavailability of raw materials, however, there can be no assurance that difficulties in obtaining raw materials, particularly specialized materials used in certain women's shoes, will not arise in the future or that any such difficulties would not have a material adverse effect on the Company's business. To date, the Company has not experienced any significant safety or health problems from the use or handling of these raw materials.

     Dependence on international manufacturers subjects the Company to the general conditions and risks of doing business internationally, including reduction in the availability of production capacity, errors in complying with product specifications, inability to obtain sufficient raw materials, insufficient quality control, failure to meet production deadlines or increases in manufacturing costs. The Company cannot predict whether the conditions under which it currently does business abroad will remain favorable or whether any events will occur which could adversely affect the availability of independent offshore manufacturing on terms satisfactory to the Company. Although the Company believes that it could develop alternative sources of supply for the products obtained from its present suppliers outside the United States, there can be no assurance that such alternative sources would be available on terms satisfactory to the Company, or at all. See "Risk Factors--Dependence on Foreign Manufacturers."

LICENSING

     The Company has licensed certain of its trademarks for apparel and accessory products where the Company believed such arrangements would promote the VANS brand name and image consistent with the Company's overall marketing and promotion plan.

     Currently, the Company has license agreements with six third party licensees. The licensees have the exclusive right to manufacture and sell certain products under the Company's trademarks in specified territories. The licenses provide for a royalty payment to the Company and typically establish minimum annual royalty amounts. In the United States, the Company's license agreement covers caps, wovens (shorts), shirts and socks. In Japan, the Company's license agreements cover footwear, caps, sports bags, snowboards, apparel, watches and sunglasses. In Germany, the license agreement covers a variety of bags and, in Italy, the Company's license agreement covers apparel. The Company is generally permitted to sell its licensed products through its retail stores and its distributors. The Company's licenses have varying expiration dates, and are generally extendable at the option of the licensee, provided certain conditions have been met.

     The Company believes additional opportunities exist to increase sales of apparel and accessories bearing the VANS brand name and intends to expand the product line in the future. The Company believes its licensing arrangements to date have allowed it to best use its current resources while promoting a consistent image for the VANS name worldwide. By moving to bring the apparel and accessory business in-house, as appropriate, the Company believes it will be able to enhance the designs of its casual apparel and accessories, as well as to develop a line of functional apparel appropriate for use in alternative sports, such as snowboarding.

COMPETITION

     The athletic and casual footwear industry is highly competitive. The Company competes with a number of domestic and foreign manufacturers of footwear. Many of the Company's competitors, such as Nike, Inc., Reebok International Ltd., adidas AG and Fila Holding SpA, have significantly greater financial resources than the Company, have full lines of product offerings, compete with the Company in the Far East for manufacturing sources and spend substantially more on product advertising than the Company. The general availability of offshore shoe manufacturing capacity allows for rapid expansion by competitors and new entrants in the footwear market. In the casual footwear market, the Company competes with a number of companies, such as Airwalk, Converse Inc. and Stride Rite Corporation (Keds), many of which may have significantly greater financial and other resources than the Company.

     The Company is a relatively new entrant in the snowboard boot business. Although the Company has experienced strong initial sales of its line of snowboard boots, it faces strong competition from well-established competitors, most notably Airwalk and Burton Snowboards, Inc., the domestic industry leaders. Snowboarding is a relatively new sport and there can be no assurance that it will continue to grow at the rate experienced in recent years, or that its popularity will not decline. Moreover, the market for snowboards is characterized by image-conscious consumers. The failure by the Company to accurately predict and target future trends or to maintain its progressive image could have a material adverse effect on its snowboard boot sales. The Company believes that its future success in the snowboard boot market will depend, in part, on its ability to introduce innovative, well-received products, and there can be no assurance of its ability to do so.

     The Company competes primarily on the basis of brand image, design, price, performance, quality, style and color selection and manufacturing and delivery performance. While the Company believes that it generally competes favorably with respect to such factors, any failure to do so could have a material adverse impact on the Company's business, financial condition and results of operations.

BACKLOG

     As of April 1, 1996, the Company's backlog of orders for delivery in the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997 was approximately $34.6 million, as compared to approximately $16.0 million as of April 1, 1995. The Company's backlog amounts exclude orders from the Company's retail stores. The Company has recently expanded its futures program which offers the Company's national accounts a discount for placing orders early. In addition, increased international sales have contributed to backlog as such sales typically have longer lead times. The Company's backlog also depends upon a number of other factors, including the timing of trade shows, during which a significant percentage of the Company's orders are received, the timing of shipments, product mix of customer orders and the amount of in-season orders. As a result of these and other factors, period-to-period comparisons of backlog may not necessarily be meaningful.

     In addition, the Company has historically shipped less than all orders in its backlog and a large portion of its products late in the quarter. As a result, the Company may not learn of sales shortfalls until late in any particular fiscal quarter, which could result in an immediate and adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     The Company holds trademarks, copyrights and patents on its products, brand names and designs which the Company believes are material to its business. The Company has made federal, state and international filings with respect to its material intellectual property, and intends to keep these filings current. The Company believes that its rubber "Off the Wall(R)" sole design, the VANS trademark, and the logo incorporating the VANS trademark are significant to its business as they have been in use for many years and have gained acceptance among consumers and in the footwear industry. In the United States, the Company has 20 trademark registrations and 17 pending applications. In addition, the Company has approximately 91 trademark registrations and 124 applications in over 50 other countries. The Company is aware of potentially conflicting trademark claims in the United States, as well as certain countries in Europe, South America and the Far East, and is currently engaged in, or contemplating trademark opposition or other legal proceedings, with respect to these claims. There can be no assurance that the Company will be able to use all of its trademarks in any of the jurisdictions where conflicts exist. The Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement both in the United States and internationally, including through the use of cease and desist letters, administrative proceedings and lawsuits.

ENVIRONMENTAL MATTERS

     In the ordinary course of business, the Vista Facility generates a small amount of hazardous waste which is stored on-site and transported off-site by registered waste haulers for disposal at permitted disposal facilities. The Company holds permits from local jurisdictions for discharging waste water, storing hazardous materials, emitting air pollutants, and operating an air pollution control system and certain other machinery. The Company believes that it is in substantial compliance with all applicable rules and regulations of federal, state and local environmental regulatory agencies.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Set forth below is information regarding directors, executive officers and key employees of the Company as of April 1, 1996.

              NAME                 AGE                 POSITION WITH THE COMPANY
- ---------------------------------  ---   ------------------------------------------------------
George E. McCown.................  60    Chairman of the Board
David E. De Leeuw................  51    Vice Chairman of the Board
Walter E. Schoenfeld.............  65    Vice Chairman of the Board, President and Chief
                                         Executive Officer
Gary H. Schoenfeld...............  33    Director, Executive Vice President and Chief Operating
                                           Officer
Robert H. Camarena...............  30    Vice President--Distribution and Logistics
Gary L. Dunlap...................  51    Vice President--Management Information Systems
Marc A. Gold.....................  34    Vice President--Sales, Eastern Division
Craig E. Gosselin................  36    Vice President--General Counsel and Secretary
Gordon C. (Butch) Lee, Jr. ......  38    Vice President--Sales, Western Division
Neal R. Lyons....................  39    Vice President--Retail Stores
William C. Mann..................  52    Vice President--Foreign Sourcing
Sari K. Ratsula..................  31    Vice President--Design and Product Development
Steven J. Van Doren..............  40    Vice President--Private Label and Promotions
Kyle B. Wescoat..................  44    Vice President--Chief Financial Officer
Charles C. Kupfer................  34    Controller
Lisa M. Douglas..................  36    Director
Wilbur J. Fix....................  68    Director
Kathleen M. Gardarian............  50    Director
Robert B. Hellman, Jr............  36    Director
Peter M. Husting.................  61    Director
Philip H. Schaff, Jr. ...........  75    Director
James R. Sulat...................  45    Director

     George E. McCown has served as Chairman of the Board since February 1988. From February until July 1988, he served as President/Chief Executive Officer. Mr. McCown was co-founder and has been a managing general partner of MDC Management Company, the general partner of McCown De Leeuw & Co. ("MDC"), since 1984. MDC is a significant stockholder of the Company. See "Principal and Selling Stockholders." He also serves as Chairman of the Board and a director of BMC West Corporation, a publicly traded corporation, and is a director of Specialty Paperboard, Inc., a publicly traded corporation, Nimbus CD International, a publicly traded corporation, and several other MDC portfolio companies. Mr. McCown received a B.S. from Stanford University and an M.B.A. from Harvard University.

     David E. De Leeuw became Vice Chairman of the Board and Chief Financial Officer in February 1988. He became Secretary in July 1988 and resigned as Chief Financial Officer in June 1991. He resigned as Secretary in May 1993. Mr. De Leeuw was co-founder and has been a managing general partner of MDC Management Company, the general partner of MDC, since 1984. MDC is a significant stockholder of the Company. See "Principal and Selling Stockholders." Mr. De Leeuw also serves as a director of Specialty Paperboard, Inc., a publicly traded corporation, Nimbus CD International, a publicly traded corporation, and several other MDC portfolio companies. Mr. De Leeuw received a B.A. from Lafayette College and an M.B.A. from Columbia University.

     Walter E. Schoenfeld has been a director since August 1991 and has served as President and Chief Executive Officer since May 1995. He previously held that position from July 1993 to September 1994. From April 1993 to July 1993, he served as Acting President and Chief Executive Officer. Mr. Schoenfeld has been a Vice Chairman of the Board since March 1993. Mr. Schoenfeld has served as Chairman of the Board of Schoenfeld Group Ltd., a private consulting and investment company, since 1987, and as Chairman of the Board of Access Long Distance Telephone Company since 1991. From 1983 to 1987, he was Chairman of the Board and Chief Executive Officer of Schoenfeld Neckwear Company, a leading neckwear company. Mr. Schoenfeld founded Britannia Sportswear Company in 1971 and served as Chairman of the Board and Chief Executive Officer of Schoenfeld Industries, Inc., its parent company, from 1971 until the sale of the company. He is a limited partner of a partnership affiliated with MDC, which partnership does not hold any stock of the Company. Mr. Schoenfeld is the father of Gary H. Schoenfeld, a director and Executive Vice President and the Chief Operating Officer of the Company. Mr. Schoenfeld received a B.B.A. from the University of Washington.

     Gary H. Schoenfeld has served as Executive Vice President and Chief Operating Officer since September 1995 and as a director since November 1995. Prior to joining the Company, Mr. Schoenfeld was a partner of MDC. During his employment with MDC from July 1988 to August 1995, Mr. Schoenfeld was a director of five MDC-affiliated companies, and has been involved with the Company since 1989. Prior to joining MDC, Mr. Schoenfeld was employed for two years by David
H. Murdock, a private financier, and was involved in a variety of projects with Brittania Sportswear Company, including offshore sourcing operations in Hong Kong. Mr. Schoenfeld is a director of Fitness Holdings, Inc., an MDC portfolio company. Mr. Schoenfeld is the son of Walter E. Schoenfeld, the Company's President and Chief Executive Officer. Mr. Schoenfeld received a B.A. from the University of California at Los Angeles and an M.B.A. from Stanford University.

     Robert H. Camarena has been Vice President--Distribution and Corporate Logistics since February 1996. Prior to that time, from May 1995 to February 1996, Mr. Camarena was Director of Distribution and Corporate Logistics. Prior to joining the Company, Mr. Camarena was General Manager of Silver America and Vice President of Operations of OroAmerica, Inc. from May 1992 to May 1995. From May 1991 to May 1992, Mr. Camarena was Director of Distribution of Cecil Saydah Co.

     Gary L. Dunlap has been Vice President--Management Information Systems since May 1995. Prior to joining the Company he was Vice President--Information Services for OroAmerica, Inc. from March 1992 to April 1995, and held the same position at Berkshire Properties & Development from July 1985 to March 1992. Mr. Dunlap received a B.S. from Lycoming College.

     Marc A. Gold has been Vice President--Sales, Eastern Division since June 1994. Mr. Gold became Eastern Regional Sales Manager of the Company in July 1993, with responsibility for sales to both national chains and independent retailers doing business in the Eastern United States. Prior to joining the Company, Mr. Gold was employed by L.A. Gear Inc. from 1987 to 1993 in various sales positions, eventually becoming a National Accounts Manager.

     Craig E. Gosselin has been Vice President--General Counsel since July 1992. He became Secretary in May 1993. He was an Assistant Secretary of the Company from February 1988 to May 1993. From March 1990 to June 1992, Mr. Gosselin was a Partner of the law firm of Cooper & Dempsey. Mr. Gosselin received a B.B.A. from Loyola Marymount University and a J.D. from Southwestern University School of Law.


     Gordon C. (Butch) Lee, Jr. has been Vice President--Sales, Western Division since June 1994. From June 1993 to June 1994, Mr. Lee was Western Regional Sales Manager of the Company, with responsibility for sales to independent retailers in the Western United States. From November 1990 to May 1993, Mr. Lee was National Sales Manager of the Company, with responsibility for all sales to independent retailers in the United States. Mr. Lee has been employed in numerous capacities at the Company since 1980. Mr. Lee is the son of Gordon C. Lee, a founder of the predecessor of the Company.


     Neal R. Lyons has been Vice President--Retail Stores since February 1995. Prior to joining the Company, Mr. Lyons was Director of Stores for Reebok from June 1994 to February 1995. From September 1989 to June 1994, he was President of Midlantic Footwear, a large-scale footwear and apparel organization and a division of Intershoe Inc.

     William C. Mann has been Vice President--Foreign Sourcing since June 1994. Mr. Mann has over 30 years experience in the footwear industry, with a particular emphasis on foreign sourcing. He founded

Items International Inc., a manufacturer of private label footwear, in 1978, and eventually formed Airwalk as a division of Items International. Mr. Mann served as President of Airwalk from 1986 to 1992.

     Sari K. Ratsula has been Vice President--Design and Product Development since June 1994. She has been employed by the Company since 1989, and has been involved in all facets of the design and development of the Company's product line, ultimately becoming Director of Product Development, a position she held from 1991 to June 1994. Ms. Ratsula received an M.S. from the Helsinki School of Economics and Business Administration.

     Steven J. Van Doren has been a Vice President since May 1990. He is currently primarily responsible for the Company's private label and promotional efforts. Mr. Van Doren has been employed by the Company in various capacities since the formation of the predecessor of the Company in 1966. Mr. Van Doren is the son of Paul Van Doren, a founder of the predecessor of the Company.

     Kyle B. Wescoat has served as Vice President--Chief Financial Officer since February 1996. From November 1995 to February 1996, Mr. Wescoat served as Assistant to the President of Equity Management Inc., a marketing services company that specializes in brand extension licensing. From January 1994 to October 1995, Mr. Wescoat was Chief Financial Officer of Shirmar Corporation, an industrial products company. From August 1990 to January 1994, Mr. Wescoat served as Chief Financial Officer of PLC Leather, a manufacturer, wholesaler and importer of women's fashion accessories. Mr. Wescoat received a B.S. from Drexel University and an M.B.A. from the University of Michigan.

     Charles C. Kupfer has served as Controller since September 1994. From July 1995 to December 1995 he was Acting Chief Financial Officer of the Company. He served as Assistant Controller of the Company from August 1992 until September 1994. Prior to joining the Company, Mr. Kupfer was employed by KPMG Peat Marwick LLP. Mr. Kupfer received a B.A. from the University of California at Irvine and a second B.A. from the California State University at Fullerton.

     Lisa M. Douglas has been a director since November 1995. Ms. Douglas is President of Nufitness Corporation, a producer of fitness-related television, audio, visual aids and wellness programs. Prior to founding Nufitness in 1991, Ms. Douglas was Director of Corporate Sales for Koala Blue, a women's sportswear manufacturer. Ms. Douglas currently serves on the Board of the Steering Committee of the Associates of Cedars-Sinai Medical Center and the Douglas Family Foundation.

     Wilbur J. Fix has been a director since February 1993. He is Vice Chairman of Access Long Distance Telephone Company and Chairman of the Board of Fix Management Group. From 1980 to 1993, Mr. Fix was Chairman of the Board and Chief Executive Officer of The Bon Marche, a Seattle-based chain of department stores which was acquired by Campeau Corporation in 1986. Mr. Fix ultimately became Senior Vice President of Allied Stores Corporation, the parent company of The Bon Marche, and a member of the Boards of Directors of Allied Stores Corporation and Federated Stores Inc. He is a limited partner of a partnership affiliated with MDC, which partnership does not hold any Common Stock of the Company. Mr. Fix is a member of the Board of Directors of Savi, a privately-held retailer of ready-to-wear apparel, Access Long Distance Telephone Company, BMC West Corporation, a publicly traded corporation, and Thrifty Foods of Burlington, Inc. Mr. Fix received a B.A. from the University of Washington.

     Kathleen M. Gardarian has been a director since December 1994. Since 1988, she has been the owner and President of Qualis International, Inc., an international trading and distribution company. Ms. Gardarian is a founding Trustee and Board member of the World Business Academy, an international network of business executives, and is on the Advisory Boards of The Gorbachev U.S.A. Foundation and The Institute of Ecolonomics. She is also on the Board of Red Rose Collection Inc., a nationwide catalog company, and the Institute of Transpersonal Psychology in Palo Alto, California. Ms. Gardarian received a B.A. from the University of California at Los Angeles.

     Robert B. Hellman, Jr. has been a director since December 1993. Mr. Hellman has been associated with MDC since 1987, becoming a partner in 1991. MDC is a significant stockholder of the Company. See "Principal and Selling Stockholders." Mr. Hellman is a member of the Board of Directors of BMC West Corporation, a publicly traded corporation, Nimbus CD International Inc., Pelican Companies, Inc. and

International Data Response Corporation. Mr. Hellman received a B.A. in Economics from Stanford University, an M.S. in Economics from the London School of Economics and an M.B.A. from Harvard University.

     Peter M. Husting has been a director since June 1995. He is a consultant to Eaglemark Financial Services, Inc., a provider of private label financial services for dealers and customers of Harley-Davidson and other branded products manufacturers. From November 1959 to December 1992, he was employed in numerous capacities with Leo Burnett Company Inc., a leading advertising agency, eventually becoming an Executive Vice President and a member of the Board of Directors. While at Leo Burnett, Mr. Husting had many years of responsibility for the Procter & Gamble Co. account. He was also the Senior Manager on other well-known accounts, such as Pillsbury, Green Giant Company, Heinz, Keebler and Kentucky Fried Chicken. Mr. Husting is a director of several privately-held companies. Mr. Husting received a B.A. from the University of Wisconsin and graduated from the Advanced Management Program of Harvard University.

     Philip H. Schaff, Jr. has served as a director since January 1989. Mr. Schaff has owned and operated his own investment and consulting firm, Phil Schaff Enterprises, Inc. since 1983. From 1947 to 1983, Mr. Schaff was employed by Leo Burnett Co., Inc., eventually becoming its Chairman of the Board and Chief Executive Officer. Mr. Schaff is a limited partner of MDC.

     James R. Sulat has been a director since October 1994. He is the Chief Financial Officer of Stanford Health Services, a not-for-profit health care provider which operates the Stanford University Hospital and Clinic. From 1990 to 1993, Mr. Sulat was Chief Financial Officer and Vice President of Operations of Esprit de Corp, a San Francisco-based apparel company. He is a limited partner of a partnership affiliated with MDC, which partnership does not hold any Common Stock. Mr. Sulat received a B.S. from Yale University and an M.B.A. and M.S. from Stanford University.

     Board Committees. The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for officers and employees of the Company; an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent auditors; an Executive Committee, which reviews the Company's operations on a periodic basis; and a Real Estate Committee, which reviews the Company's real estate and retail store operations.

     The current members of the Compensation Committee are Wilbur J. Fix, Chairman, and Philip H. Schaff, Jr. The members of the Audit Committee are David
E. De Leeuw, Chairman, Philip H. Schaff, Jr. and Wilbur J. Fix. The members of the Executive Committee are Walter E. Schoenfeld, Chairman, George E. McCown, David E. De Leeuw and Gary H. Schoenfeld. The members of the Real Estate Committee are Wilbur J. Fix, Chairman, and Walter E. Schoenfeld.

                              CERTAIN RELATIONSHIP

     MDC and MDC/JAFCO Ventures, an investment partnership affiliated with MDC ("MDC/JAFCO"), have granted the Underwriters an option to purchase up to an aggregate of 390,000 additional shares of Common Stock to cover over-allotments, if any. Pursuant to a management agreement, MDC Management Company, the general partner of MDC, has provided management, consulting and financial services to the Company for a fixed annual fee. Services rendered by MDC Management Company include, but are not necessarily limited to, advice and assistance concerning the operation, planning and financing of the Company. During the past three years, MDC has received an annual fee of $350,000, except that MDC waived the quarterly payment of such fee with respect to the third and fourth quarters of fiscal 1996. MDC is a significant stockholder of the Company and George E. McCown and David E. De Leeuw, each of whom is a director and officer of the Company, are general partners of MDC Management Company. Additionally, Robert B. Hellman, Jr., a director of the Company, is a partner of MDC, and Gary H. Schoenfeld, the Executive Vice President and Chief Operating Officer and a director of the Company, is a former partner of MDC. See "Principal and Selling Stockholders" and "Underwriting."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 11, 1996, and after the sale of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option): (i) by each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director; and (iii) by all directors and executive officers of the Company as a group.

                                           BENEFICIAL OWNERSHIP      NUMBER      BENEFICIAL OWNERSHIP
                                           PRIOR TO OFFERING(1)        OF        AFTER OFFERING(1)(2)
                                           ---------------------     SHARES      ---------------------
                                             NUMBER                   BEING        NUMBER
                  NAME                     OF SHARES     PERCENT     OFFERED     OF SHARES     PERCENT
- -----------------------------------------  ----------    -------     -------     ----------    -------
McCown De Leeuw & Co.(3).................   1,870,414      19.2%           0      1,870,414      15.2%
  3000 Sand Hill Road
  Bldg. 3, Suite 290
  Menlo Park, CA 94025
George E. McCown(4)......................   1,890,414      19.4            0      1,890,414      15.3
David E. De Leeuw(5).....................   1,870,414      19.2            0      1,870,414      15.2
Walter E. Schoenfeld(6)..................     262,000       2.6      100,000        162,000       1.3
Philip H. Schaff, Jr.(7).................      75,014         *            0         75,014         *
Wilbur J. Fix(8).........................      32,334         *            0         32,334         *
Robert B. Hellman, Jr.(9)................       2,850         *            0          2,850         *
James R. Sulat(10).......................       2,500         *            0          2,500         *
Kathleen M. Gardarian(11)................       2,500         *            0          2,500         *
Peter M. Husting(12).....................       1,400         *            0          1,400         *
Gary H. Schoenfeld(13)...................      44,500         *            0         44,500         *
Lisa M. Douglas(14)......................           0         *            0              0         *
All directors and executive officers as a   2,375,175      23.5%     100,000      2,275,175      18.0%
  group (21 persons)(15).................

- -----------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 9,742,418 shares of Common Stock outstanding as of April 11, 1996 and 12,332,418 shares of Common Stock outstanding after completion of this Offering.

 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 390,000 shares of Common Stock from MDC and MDC/JAFCO.

 (3) Includes 157,892 shares held by MDC/JAFCO. MDC and MDC/JAFCO have granted an option to the Underwriters to purchase up to an aggregate of 390,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If the Underwriters' over-allotment option is exercised in full, the percentage beneficial ownership of MDC and MDC/JAFCO after this Offering will be 11.6%.

 (4) Includes 1,712,522 shares held by MDC and 157,892 shares held by MDC/JAFCO. See Note 3 above. Mr. McCown is a general partner of MDC Management Company, the general partner of MDC and MDC/JAFCO, and may be deemed to own beneficially all of the shares held by MDC and MDC/JAFCO.

 (5) Includes 1,712,522 shares held by MDC and 157,892 shares held by MDC/JAFCO. See Note 3 above. Mr. De Leeuw is a general partner of MDC Management Company, the general partner of MDC and MDC/JAFCO. Mr. De Leeuw has no direct ownership of any Common Stock.

 (6) Includes 252,000 shares of Common Stock that are subject to stock options which are exercisable within 60 days of April 11, 1996. Excludes 148,000 shares of Common Stock that are subject to stock options which are not exercisable within 60 days of April 11, 1996.

 (7) Excludes 1,870,414 shares held by MDC and its affiliate, MDC/JAFCO. Mr. Schaff is a limited partner of MDC and is entitled to receive a portion of such shares upon distribution by the partnership. MDC currently controls the power to vote and dispose of such shares, therefore, Mr. Schaff disclaims beneficial ownership of such shares. Excludes 29,666 shares of Common Stock that are subject to non-statutory stock options which are not exercisable within 60 days of April 11, 1996. Includes 23,514 shares of Common Stock that are subject to non-statutory stock options which are exercisable within 60 days of April 11, 1996.

 (8) Includes 20,334 shares of Common Stock that are subject to non-statutory stock options which are exercisable within 60 days of April 11, 1996. Excludes 49,666 shares of Common Stock that are subject to non-statutory stock options which are not exercisable within 60 days of April 11, 1996.

 (9) Includes 850 shares of Common Stock held by the wife of Mr. Hellman. Excludes an aggregate of 1,870,414 shares of Common Stock held by MDC and MDC/JAFCO. Mr. Hellman is a partner of MDC.

(10) Includes 2,500 shares of Common Stock that are subject to a non-statutory stock option that is exercisable within 60 days of April 11, 1996. Excludes 5,000 shares of Common Stock that are subject to the same non-statutory stock option and 5,000 shares of Common Stock that are subject to another non-statutory stock option, both of which are not exercisable within 60 days of April 11, 1996.

(11) Includes 2,500 shares of Common Stock that are subject to a non-statutory stock option that is exercisable within 60 days of April 11, 1996. Excludes 5,000 shares of Common Stock that are subject to the same non-statutory option and 5,000 shares of Common Stock that are subject to another non-statutory stock option, both of which are not exercisable within 60 days of April 11, 1996.

(12) Excludes 12,500 shares of Common Stock that are subject to two non-statutory stock options that are not exercisable within 60 days of April 11, 1996.

(13) Includes 34,000 shares of Common Stock that are subject to a stock option which is exercisable within 60 days of April 11, 1996. Excludes 66,000 shares of Common Stock that are subject to the same stock option which is not exercisable within 60 days of April 11, 1996.

(14) Excludes 7,500 shares of Common Stock that are subject to a non-statutory stock option which is not exercisable within 60 days of April 11, 1996.

(15) Includes an aggregate of 1,870,414 shares held by MDC and MDC/JAFCO, entities affiliated with George E. McCown and David E. De Leeuw, both of whom are directors and officers of the Company. See Notes 3, 4, and 5 above. Also includes 373,850 shares subject to non-statutory and incentive stock options which are exercisable within 60 days of April 11, 1996 and held by certain executive officers and directors of the Company.

                                  UNDERWRITING

     Subject to certain terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Montgomery Securities and Robertson, Stephens & Company LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and a Selling Stockholder an aggregate of 2,600,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Donaldson, Lufkin & Jenrette Securities Corporation..................
    Montgomery Securities................................................
    Robertson, Stephens & Company LLC....................................

                                                                           ----------------
              Total......................................................      2,600,000
                                                                           =============

     The Underwriting Agreement provides that the obligations of the several Underwriters to accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than the shares subject to the over-allotment option described below) must be purchased.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock in part directly to the public initially at the price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession
not in excess of $          per share; that the Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share on sales
to other dealers; and that after this Offering, the Price to the Public concession and discount to dealers may be changed by the Representatives.

     MDC and MDC/JAFCO have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of an additional 390,000 shares of Common Stock at the Price to the Public less underwriting discounts and commissions. The Underwriters may exercise such option from time to time only for the purpose of covering over-allotments, if any, incurred in connection with the sale of shares of Common Stock offered hereby. To the extent the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase the same proportion of additional shares as the number of other shares to be purchased by that Underwriter bears to the total number of shares set forth on the cover page of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Subject to certain exceptions, the Company, all of its executive officers and directors and certain stockholders of the Company, including the Selling Stockholders, have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any shares of Common Stock, or any securities convertible or exercisable or exchangeable for shares of Common Stock or cause to be filed with the Commission a registration statement under the Securities Act to register any shares of the Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation for a period of 120 days after the date of this Prospectus.

     In connection with this Offering, certain Underwriters and selling group members (and any of their affiliated purchasers) who are qualified registered market makers on the Nasdaq National Market, may engage in passive market transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock in this Offering. The passive market making transactions must comply with the applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and, if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Cooley Godward Castro Huddleson & Tatum, Menlo Park, California ("Cooley Godward"). Certain other legal matters relating to this Offering will be passed upon for the Company by Craig E. Gosselin, Vice President-General Counsel and Secretary, and by Cooley Godward. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California. Mr. Gosselin owns 6,273 shares of Common Stock and options to purchase 36,773 shares of Common Stock, 3,464 of which are currently exercisable.

                                    EXPERTS

     The financial statements and schedule as of May 31, 1994 and 1995, and for each of the years in the three-year period ended May 31, 1995, have been included herein or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Securities Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549, upon payment of the prescribed fees.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed with the Commission under the Exchange Act (File No. 0-19402), are hereby incorporated by reference into this Prospectus:


          (i) The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995 and the amendments to the Company's Annual Report on Form 10-K/A filed on September 15, 1995, May 16, 1996 and May 21, 1996;



          (ii) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended August 26 and November 25, 1995, each as amended on May 15, 1996;



          (iii) The Company's Quarterly Report on Form 10-Q for the quarterly period ended February 24, 1996, as amended May 15, 1996 and May 21, 1996;



          (iv) The Company's Current Reports on Form 8-K, filed on June 9, June 12 and October 17, 1995 and February 1 and February 14, 1996; and



          (v) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on July 15, 1991.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to Vans, Inc., Attention: General Counsel, 2095 North Batavia Street, Orange, California 92665-3101, telephone
(714) 974-7414.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

VANS, INC.
  Condensed Consolidated Balance Sheets as of May 31, 1995 and February 24, 1996
     (unaudited)......................................................................  F-2
  Condensed Consolidated Statements of Earnings for the Thirty-Nine Weeks Ended
     February 25, 1995 and February 24, 1996 (unaudited)..............................  F-3
  Condensed Consolidated Statements of Cash Flows for the Thirty-Nine Weeks Ended
     February 25, 1995 and February 24, 1996 (unaudited)..............................  F-4
  Notes to Condensed Consolidated Financial Statements (unaudited)....................  F-5
  Consolidated Balance Sheets as of May 31, 1994 and 1995.............................  F-6
  Consolidated Statements of Operations for the Years Ended May 31, 1993, 1994 and
     1995.............................................................................  F-7
  Consolidated Statements of Stockholders' Equity for the Years Ended
     May 31, 1993, 1994 and 1995......................................................  F-8
  Consolidated Statements of Cash Flows for the Years Ended May 31, 1993, 1994 and
     1995.............................................................................  F-9
  Notes to Consolidated Financial Statements..........................................  F-10
  Independent Auditors' Report........................................................  F-22

                                   VANS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                    MAY 31,        FEBRUARY 24,
                                                                      1995             1996
                                                                  -----------------------------
                                                                           (UNAUDITED)
ASSETS
Current assets:
  Cash..........................................................  $  3,279,843     $    560,795
  Accounts receivable, net of allowance for doubtful accounts and sales returns and allowances of $812,631 and $1,061,179
     at May 31, 1995 and February 24, 1996, respectively........    12,584,244       18,441,931
  Inventories (note 2)..........................................    16,997,738       17,529,043
  Income taxes receivable.......................................     3,530,128               --
  Deferred income taxes.........................................     1,615,000        1,615,000
  Prepaid expenses..............................................       498,555          969,591
                                                                   -----------      -----------
          Total current assets..................................    38,505,508       39,116,360
Property, plant and equipment, net..............................    10,747,450       10,753,385
Excess of cost over the fair value of net assets acquired, net of accumulated amortization of $31,966,872 and $32,538,807 at
  May 31, 1995 and February 24, 1996, respectively..............    17,272,527       16,700,593
Deferred financing costs, net of accumulated amortization of
  $270,454 and $324,547 at May 31, 1995 and February 24, 1996,
  respectively..................................................       306,489          252,396
Property held for sale..........................................     5,299,771        4,687,106
Other assets....................................................       934,290        1,199,216
                                                                   -----------      -----------
                                                                  $ 73,066,035     $ 72,709,056
                                                                   ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings.........................................  $  2,608,173     $  5,953,408
  Current portion of senior notes...............................     7,025,069        5,800,000
  Accounts payable..............................................     8,579,473        6,352,877
  Accrued payroll and related expenses..........................     2,026,229        1,851,737
  Restructuring costs...........................................     6,083,934        2,364,180
  Accrued workers' compensation.................................     1,540,046        1,012,902
  Accrued interest..............................................       907,660          168,829
  Income taxes payable..........................................            --        1,756,109
                                                                   -----------      -----------
          Total current liabilities.............................    28,770,584       25,260,042
Deferred income taxes...........................................     1,615,000        1,615,000
Capital lease obligations.......................................       441,384          333,900
Long-term credit facility.......................................            --        4,647,745
Senior notes....................................................    21,974,931       17,400,000
                                                                   -----------      -----------
                                                                    52,801,899       49,256,687
                                                                   -----------      -----------
Stockholders' equity:
  Preferred stock, $.001 par value, 5,000,000 shares authorized
     (1,500,000 shares designated as Series A Junior
     Participating Preferred Stock), none issued and
     outstanding................................................            --               --
  Common stock, $.001 par value, 20,000,000 shares authorized,
     9,639,877 and 9,730,917 shares issued and outstanding at
     May 31, 1995 and February 24, 1996, respectively...........         9,640            9,731
  Additional paid-in capital....................................    46,803,649       47,357,631
  Accumulated deficit...........................................   (26,549,153)     (23,914,993)
                                                                   -----------      -----------
                                                                    20,264,136       23,452,369
                                                                   -----------      -----------
                                                                  $ 73,066,035     $ 72,709,056
                                                                   ===========      ===========

     See accompanying notes to condensed consolidated financial statements.

                                   VANS, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                                       THIRTY-NINE WEEKS ENDED
                                                                    -----------------------------
                                                                    FEBRUARY 25,     FEBRUARY 24,
                                                                        1995             1996
                                                                             (UNAUDITED)
Net sales.........................................................  $ 63,469,566     $ 85,433,783
Cost of sales.....................................................    37,215,422       52,289,897
                                                                     -----------      -----------
          Gross profit............................................    26,254,144       33,143,886
Operating expenses:
  Selling and distribution........................................    12,842,232       17,518,527
  Marketing, advertising and promotion............................     3,559,091        5,816,744
  General and administrative......................................     4,606,734        3,645,049
  Provision for doubtful accounts.................................       518,320          245,086
  Amortization of intangibles.....................................     1,230,996          571,935
                                                                     -----------      -----------
          Total operating expenses................................    22,757,373       27,797,341
                                                                     -----------      -----------
          Earnings from operations................................     3,496,771        5,346,545
Interest income...................................................        81,634           59,478
Interest and debt expense.........................................    (2,142,089)      (2,452,216)
Other income......................................................     1,549,207        1,436,462
                                                                     -----------      -----------
          Earnings before income taxes............................     2,985,523        4,390,269
Income tax expense................................................     1,194,210        1,756,109
                                                                     -----------      -----------
          Net earnings............................................     1,791,313        2,634,160
                                                                     ===========      ===========
Per share information (note 3):
  Primary:
     Earnings per share...........................................  $       0.18     $       0.26
                                                                     ===========      ===========
     Weighted average common and common equivalent shares.........     9,830,478       10,199,937
  Fully diluted:
     Earnings per share...........................................  $       0.18     $       0.25
                                                                     ===========      ===========
     Weighted average common and common equivalent shares.........     9,894,394       10,613,426

     See accompanying notes to condensed consolidated financial statements.

                                   VANS, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       THIRTY-NINE WEEKS ENDED
                                                                    -----------------------------
                                                                    FEBRUARY 25,     FEBRUARY 24,
                                                                        1995             1996
                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings....................................................    $  1,791,313     $  2,634,160
Adjustments to reconcile net earnings to net cash used in
  operating activities:
     Depreciation and amortization..............................       3,287,362        2,378,234
     Amortization of deferred financing costs...................          54,093           54,093
     Provision for losses on accounts receivable and sales
       returns..................................................         518,320          245,086
     Provision for losses on inventories........................         300,000               --
     Changes in assets and liabilities:
       Accounts receivable......................................        (379,994)      (6,106,235)
       Income taxes receivable..................................         245,827        3,530,128
       Inventories..............................................     (10,264,123)        (531,305)
       Prepaid expenses.........................................      (1,230,091)        (471,036)
       Other assets.............................................       1,836,889         (264,926)
       Accounts payable.........................................       3,540,717       (2,226,596)
       Accrued payroll and related expenses.....................      (1,634,547)        (174,492)
       Accrued workers' compensation............................         (12,974)        (527,144)
       Restructuring costs......................................              --       (3,719,754)
       Accrued interest.........................................        (744,169)        (738,831)
       Income taxes payable.....................................              --        1,756,109
                                                                    ------------     ------------
          Net cash used in operating activities.................      (2,691,377)      (4,162,509)
                                                                    ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment......................      (2,489,036)      (1,913,251)
Proceeds from sale of property held for sale....................              --          717,143
                                                                    ------------     ------------
          Net cash used in investing activities.................      (2,489,036)      (1,196,108)
                                                                    ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings.............................       1,500,000        3,345,235
Payments on capital lease obligations...........................              --         (107,484)
Proceeds from long-term credit facility.........................              --        4,647,745
Principal payments on senior notes..............................              --       (5,800,000)
Proceeds from issuance of common stock, net.....................         244,410          554,073
                                                                    ------------     ------------
          Net cash provided by financing activities.............       1,744,410        2,639,569
          Net decrease in cash and cash equivalents.............      (3,436,003)      (2,719,048)
Cash and cash equivalents, beginning of period..................       7,129,172        3,279,843
                                                                    ------------     ------------
Cash and cash equivalents, end of period........................    $  3,693,169     $    560,795
                                                                      ==========       ==========
SUPPLEMENTAL CASH FLOW INFORMATION -- AMOUNTS PAID FOR:
  Interest......................................................    $  2,786,800     $  2,912,619
  Income taxes..................................................    $    914,969     $     41,265

     See accompanying notes to condensed consolidated financial statements.

                                   VANS, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

1. Vans, Inc. (the "Company") is a leading designer, manufacturer and distributor of a collection of high quality casual and active-casual footwear for men, women and children, as well as performance footwear for enthusiasts of outdoor sports such as skateboarding, snowboarding and BMX bicycling. The Company is the successor to Van Doren Rubber Company, Inc., a California corporation that was founded in 1966 ("VDRC"). VDRC was merged with and into the Company in connection with the Company's initial public offering of Common Stock in August 1991.

    The financial statements included herein are unaudited and reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods presented. The results of operations for the current interim periods are not necessarily indicative of results to be expected for the current year.

    Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

2.  Inventories are comprised of the following:

                                                                             FEBRUARY
                                                                MAY 31,         24,
                                                                 1995          1996
                                                              -----------   -----------
        Raw materials.................................        $ 1,978,760   $ 2,016,152
        Work-in-process...............................            695,995        81,337
        Finished goods................................         14,922,983    16,031,554
                                                              -----------   -----------
                                                               17,597,738    18,129,043
        Inventory reserves............................           (600,000)     (600,000)
                                                              -----------   -----------
                                                              $16,997,738   $17,529,043
                                                               ==========    ==========

3. Primary earnings per share are based on the weighted average number of shares outstanding during each period and the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's Common Stock during the period. Fully diluted earnings per share are based on the weighted average number of shares outstanding during each period and the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the higher of the average or ending market price of the Company's Common Stock during the period.

4. Subsequent to February 24, 1996 the Company obtained an additional secured credit facility from Ssangyong U.S.A. whereby Ssangyong U.S.A. will finance the Company's purchases of snowboard boots (the "Snowboard Boot Facility"). Under the Snowboard Boot Facility, Ssangyong U.S.A. will purchase, transport, warehouse, ship and collect payment for the snowboard boots, and will be reimbursed for the sum of: (i) its out-of-pocket costs incurred in connection with the foregoing (the "Ssangyong Costs"); (ii) interest on the Ssangyong Costs at the prime rate established by Citibank N.A. from time to time; and (iii) a handling fee equal to 3.5% of the F.O.B. price of the boots purchased. The Snowboard Boot Facility is secured by a first priority security interest in the boot inventory and the accounts receivable resulting from sales thereof, and a second priority security interest in the Company's general intangibles. At no time may the sum of (i) the outstanding balance of the Ssangyong Costs, plus (ii) aggregate outstanding letters of credit under the Snowboard Boot Facility, minus letters of credit opened by the Company's foreign distributors, exceed $7 million. The Snowboard Boot Facility expires on March 28, 1997.


5. On June 6, 1995, a class action lawsuit was filed in the Federal District Court for the Central District of California alleging violations of the Federal Securities laws by the Company and certain of its present and former officers and directors. On February 6, 1996, the Company reached an agreement-in-principle to settle the class action lawsuit. The proposed settlement provides for the Company's insurance carrier to pay $1,000,000, which comprises the entire settlement amount. The agreement is subject to the execution of definitive settlement documentation and the approval of the Court.

                                   VANS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                              MAY 31,
                                                                    ---------------------------
                                                                       1994            1995
                              ASSETS
Current assets:
  Cash............................................................  $ 7,129,172     $ 3,279,843
  Accounts receivable, net of allowance for doubtful accounts and sales returns and allowances of $671,102 and $812,631 at May
     31, 1994 and 1995, respectively (notes 7 and 13).............   12,826,773      12,584,244
  Inventories (note 4)............................................   13,320,765      16,997,738
  Income taxes receivable (notes 8 and 9).........................      605,859       3,530,128
  Deferred income taxes (note 9)..................................    1,087,000       1,615,000
  Prepaid expenses................................................      376,503         498,555
                                                                    -----------     -----------
          Total current assets....................................   35,346,072      38,505,508
Property, plant and equipment, net (notes 3, 5 and 10)............   19,750,286      10,747,450
Excess of cost over the fair value of net assets acquired, net of accumulated amortization of $10,325,544 and $31,966,872 at May
  31, 1994 and 1995, respectively (notes 2 and 3).................   38,913,855      17,272,527
Deferred financing costs, net of accumulated amortization of
  $198,330 and $270,454 at May 31, 1994 and 1995, respectively....      378,613         306,489
Property held for sale (notes 3 and 5)............................           --       5,299,771
Other assets (note 6).............................................    2,815,311         934,290
                                                                    -----------     -----------
                                                                    $97,204,137     $73,066,035
                                                                     ==========      ==========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings (note 7)..................................  $        --     $ 2,608,173
  Current portion of senior notes (note 8)........................           --       7,025,069
  Accounts payable (note 10)......................................    4,599,122       8,579,473
  Accrued payroll and related expenses............................    2,431,531       2,026,229
  Restructuring costs (note 3)....................................           --       6,083,934
  Accrued workers' compensation (note 10).........................    1,511,159       1,540,046
  Accrued interest................................................      931,728         907,660
                                                                    -----------     -----------
          Total current liabilities...............................    9,473,540      28,770,584
Deferred income taxes (note 9)....................................    1,576,000       1,615,000
Capital lease obligations (notes 8 and 10)........................           --         441,384
Senior notes (note 8).............................................   29,000,000      21,974,931
                                                                    -----------     -----------
                                                                     40,049,540      52,801,899
                                                                    -----------     -----------
Stockholders' equity (notes 2, 11 and 12):
  Preferred stock, $.001 par value, 5,000,000 shares authorized
     (1,500,000 shares designated as Series A Junior Participating
     Preferred Stock), none issued and outstanding................           --              --
  Common stock, $.001 par value, 20,000,000 shares authorized,
     9,572,097 and 9,639,877 shares issued and outstanding at May
     31, 1994 and 1995, respectively..............................        9,573           9,640
  Additional paid-in capital......................................   46,559,306      46,803,649
  Retained earnings (accumulated deficit).........................   10,585,718     (26,549,153)
                                                                    -----------     -----------
                                                                     57,154,597      20,264,136
Commitments and contingencies (note 10)
Subsequent event (note 10)
                                                                    -----------     -----------
                                                                    $97,204,137     $73,066,035
                                                                     ==========      ==========

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEARS ENDED MAY 31,
                                                         ----------------------------------------
                                                            1993          1994           1995
  Net sales (note 13)..................................  $86,563,343   $80,475,645   $ 88,055,695
  Cost of sales........................................   48,776,856    48,777,229     60,339,890
                                                         -----------    ----------     ----------
    Gross profit.......................................   37,786,487    31,698,416     27,715,805
  Operating expenses:
    Selling and distribution...........................   15,773,476    16,099,503     19,354,878
    Marketing, advertising and promotion...............    5,406,175     3,898,583      5,439,077
    General and administrative.........................    8,217,135     5,509,105      8,291,129
    Restructuring costs (note 3).......................           --            --     30,047,500
    Provision for doubtful accounts....................      963,814       518,593      1,359,846
    Amortization of intangibles........................    1,641,172     1,641,328      1,641,328
                                                         -----------    ----------     ----------
       Total operating expenses........................   32,001,772    27,667,112     66,133,758
                                                         -----------    ----------     ----------
       Earnings (loss) from operations.................    5,784,715     4,031,304    (38,417,953)
  Interest income......................................      183,877       173,892         81,634
  Interest and debt expense............................   (2,856,116)   (2,856,199)    (2,880,615)
  Other income.........................................      911,336       712,259      1,621,986
                                                         -----------    ----------     ----------
    Earnings (loss) before income taxes................    4,023,812     2,061,256    (39,594,948)
  Income tax expense (benefit) (note 9)................    1,314,438       700,226     (2,460,077)
                                                         -----------    ----------     ----------
    Net earnings (loss)................................  $ 2,709,374   $ 1,361,030   $(37,134,871)
                                                         ===========    ==========     ==========
  Per share information (note 2):
    Primary:
       Earnings (loss) per share.......................  $      0.28   $      0.14   $      (3.86)
                                                         ===========    ==========     ==========
       Weighted average common and common equivalent
         shares........................................    9,644,762     9,730,752      9,611,204
    Fully diluted:
       Earnings (loss) per share.......................  $      0.28   $      0.14   $      (3.86)
                                                         ===========    ==========     ==========
       Weighted average common and common equivalent
         shares........................................    9,648,277     9,730,752      9,611,204

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  YEARS ENDED MAY 31, 1993, 1994 AND 1995
                                       -------------------------------------------------------------
                                                                           RETAINED
                                         COMMON STOCK      ADDITIONAL      EARNINGS        TOTAL
                                       -----------------     PAID-IN     (ACCUMULATED   STOCKHOLDERS'
                                        SHARES    AMOUNT     CAPITAL       DEFICIT)        EQUITY
BALANCE AT MAY 31, 1992............... 9,117,004  $9,117   $45,342,850   $  6,515,314   $ 51,867,281
    Issuance of common stock for
      cash............................   255,533    256        480,321             --        480,577
    Income tax benefit attributable to
      stock option activity...........        --     --        460,494             --        460,494
    Net earnings......................        --     --             --      2,709,374      2,709,374
                                                  -------
                                                    ---
                                          ------           -----------    -----------     ----------
BALANCE AT MAY 31, 1993............... 9,372,537  9,373     46,283,665      9,224,688     55,517,726
    Issuance of common stock for
      cash............................   199,560    200        164,582             --        164,782
    Income tax benefit attributable to
      stock option activity...........        --     --        111,059             --        111,059
    Net earnings......................        --     --             --      1,361,030      1,361,030
                                                  -------
                                                    ---
                                          ------           -----------    -----------    -----------
BALANCE AT MAY 31, 1994............... 9,572,097  9,573     46,559,306     10,585,718     57,154,597
    Issuance of common stock for
      cash............................    67,780     67        244,343             --        244,410
    Net loss..........................        --     --             --    (37,134,871)   (37,134,871)
                                                  -------
                                                    ---
                                          ------           -----------    -----------    -----------
BALANCE AT MAY 31, 1995............... 9,639,877  $9,640   $46,803,649   $(26,549,153)  $ 20,264,136
                                          ======  ========== ===========  ===========    ===========

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED MAY 31,
                                                         ----------------------------------------
                                                            1993          1994           1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)..................................  $ 2,709,374   $ 1,361,030   $(37,134,871)
  Adjustments to reconcile net earnings (loss) to net
     cash
     provided by (used in) operating activities:
     Depreciation and amortization.....................    3,072,098     3,917,647     28,390,226
     Amortization of deferred financing costs..........      128,580        72,124         72,124
     Provision for losses on accounts receivable and
       sales returns...................................      963,814       518,593      1,359,846
     Loss (gain) on the sale of property, plant and
       equipment.......................................       (1,137)       42,620        (36,411)
     Changes in assets and liabilities:
       Marketable securities...........................    4,182,123            --             --
       Accounts receivable.............................   (1,184,259)   (1,007,126)    (1,117,317)
       Income taxes receivable.........................   (1,400,000)      905,200     (2,924,269)
       Inventories.....................................    1,154,617    (1,565,755)    (3,676,973)
       Deferred income taxes...........................     (335,000)      524,000       (489,000)
       Prepaid expenses................................       85,534       169,454       (122,052)
       Other assets....................................       20,971      (262,194)     1,881,021
       Accounts payable................................    2,386,777    (1,229,098)     3,888,888
       Accrued payroll and related expenses............     (607,323)      632,205       (405,302)
       Accrued workers' compensation...................    1,597,252       (86,093)        28,887
       Accrued bonuses.................................     (811,442)           --             --
       Restructuring costs.............................           --            --      6,083,934
       Accrued interest................................           --        (4,004)       (24,068)
       Income taxes....................................     (752,330)           --             --
                                                         -----------    ----------     ----------
          Net cash provided by (used in) operating
            activities.................................   11,209,649     3,988,603     (4,225,337)
                                                         -----------    ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment...........   (7,382,613)   (3,478,237)    (2,641,480)
  Proceeds from sale of property, plant and
     equipment.........................................       25,994        58,971        186,437
                                                         -----------    ----------     ----------
          Net cash used in investing activities........   (7,356,619)   (3,419,266)    (2,455,043)
                                                         -----------    ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings..................           --            --      2,608,173
  Payments on capital lease obligations................           --            --        (21,532)
  Proceeds from issuance of common stock, net..........      480,577       164,782        244,410
                                                         -----------    ----------     ----------
          Net cash provided by financing activities....      480,577       164,782      2,831,051
                                                         -----------    ----------     ----------
          Net increase (decrease) in cash and cash
            equivalents................................    4,333,607       734,119     (3,849,329)
  Cash and cash equivalents, beginning of year.........    2,061,446     6,395,053      7,129,172
                                                         -----------    ----------     ----------
  Cash and cash equivalents, end of year...............  $ 6,395,053   $ 7,129,172   $  3,279,843
                                                         ===========    ==========     ==========
SUPPLEMENTAL CASH FLOW INFORMATION--AMOUNTS PAID FOR:
  Interest.............................................  $ 2,784,000   $ 2,788,000   $  2,808,490
  Income taxes.........................................  $ 3,472,447   $   856,857   $  1,007,533
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Income tax benefit attributable to stock option
     activity..........................................  $   460,494   $   111,059   $         --
  Capital lease obligations incurred...................  $        --   $        --   $    554,379

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          May 31, 1993, 1994 and 1995

1.  BUSINESS AND ORGANIZATION

     Vans, Inc. (the "Company") is a leading designer, manufacturer and distributor of a collection of high quality casual and active-casual footwear for men, women and children, as well as performance footwear for enthusiasts of outdoor sports such as skateboarding, snowboarding and BMX bicycling.

     On August 29, 1991, the Company concurrently completed its initial public stock offering (the "IPO") and issued $29,000,000 of Senior Notes due 1999 in a private offering (the "Debt Offering")(see note 8).


     The Company is the successor to Van Doren Rubber Company, Inc. ("VDRC"), a California corporation that was founded in 1966. VDRC was acquired by the Company in February 1988 in a series of related transactions (the "Acquisition") and was accounted for using the purchase method of accounting. VDRC was merged with and into the Company in connection with the IPO.


     The Company's customers are located primarily in the United States. However, there are customers located in a number of foreign countries (see note
13).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, Van Doren International, Inc., a foreign sales corporation ("FSC") and Vans Footwear International, Inc., and Vans Shoes Outlets, Ltd., a Texas Limited Partnership of which the Company is a general partner. All significant intercompany balances and transactions have been eliminated in consolidation.

     Basis of Financial Statement Presentation. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

     Cash Equivalents. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt investments purchased with original maturities of three months or less to be cash equivalents.

     Inventories. Inventories are valued at the lower of cost or market (net realizable value). Cost is determined using the first-in, first-out (FIFO) method.


     Goodwill. Goodwill is the cost in excess of fair value of the net assets acquired in the Acquisition. (see note 1). Goodwill represented trademarks, manufacturing know-how and dealer relationships and was being amortized on a straight-line basis over 30 years.


     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under the provisions of SFAS No. 121, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The amount of impairment, if any, is measured based on projected discounted cash flows. The Company adopted SFAS No. 121 in the fourth quarter of fiscal 1995. Prior to the adoption of SFAS No. 121, the Company had used a similar approach for assessing the recoverability of goodwill based on operating income.

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995


     At May 31, 1995, the Company wrote off $20,000,000, representing the unamortized portion of goodwill relating to manufacturing know-how resulting from the decision to close its Orange, California manufacturing facility (see note 3). The Company has evaluated the recoverability of the remaining goodwill by analyzing forecasted undiscounted cash flows and found no further impairment exists at May 31, 1995. Accordingly, as of May 31, 1995, goodwill represents trademarks and dealer relationships and is being amortized on a straight-line basis over 30 years.


     Financing Costs. Costs incurred to obtain financing have been capitalized and are amortized using the straight-line method over the estimated life of the related debt.

     Revenue Recognition.  Revenue is recognized at the point of sale.

     Property, Plant and Equipment. Property, plant and equipment are stated at cost, less depreciation and amortization and estimated loss on disposal. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

                                                                                   YEARS
    Buildings and improvements...................................................   31.5
    Machinery and equipment......................................................   5-10
    Store fixtures and equipment.................................................    7
    Automobiles and trucks.......................................................    5
    Computer, office furniture and equipment.....................................   3-5

Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms.

     Income Taxes. Income taxes are provided based upon the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


     Other Income.  Other income is comprised of the following:



                                                                 YEARS ENDED MAY 31,
                                                        -------------------------------------
                                                          1993         1994          1995
    Royalty income....................................  $ 472,590    $ 547,068    $   907,549
    Rental income.....................................    113,088      119,705        117,437
    Litigation recovery...............................    265,447           --        572,468
    Other.............................................     60,211       45,486         24,532
                                                        ---------    ---------    -----------
                                                        $ 911,336    $ 712,259    $ 1,621,986
                                                         ========     ========      =========



     The litigation recovery amount for the year ended May 31, 1993 related to amounts collected on a judgment related to a trademark infringement lawsuit.



     For the year ended May 31, 1995, the litigation recovery amount related to the Company's claims against the bankruptcy estate of Drexel Burnham Lambert Inc. The claims alleged that, in connection with the Acquisition, Drexel had defrauded the Company into issuing shares of its common stock to a Drexel affiliate.


     Fair Value of Financial Instruments. In December 1991, the FASB issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

at which the instrument could be exchanged in a current transaction between willing parties. As of May 31, 1995, the fair value of all financial instruments approximated carrying value.

     Earnings (Loss) per Common Share. Primary earnings (loss) per share are based on the weighted average number of shares outstanding during each year and the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's Common Stock during the year. Fully diluted earnings (loss) per share are based on the weighted average number of shares outstanding during each year and the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the higher of the average or ending market price of the Company's Common Stock during the year. The Company has granted certain options which have been treated as common share equivalents, when appropriate (see note 11).

     Reclassifications. Certain amounts in the 1993 and 1994 consolidated financial statements have been reclassified to conform to the 1995 presentation.

3.  RESTRUCTURING COSTS

     Prior to fiscal 1995, the Company manufactured all of its footwear at two domestic manufacturing facilities located in Southern California. As part of the Company's strategic redirection, in the first quarter of fiscal 1995 the Company began to source from South Korea its line of casual and performance footwear known as the International Collection. The success of the International Collection created a domestic manufacturing overcapacity problem for the Company which contributed to an overstock in domestic inventories. In the second quarter of fiscal 1995, the Company increased the inventory valuation allowance from $324,772 to approximately $600,000 in order to help mitigate the risks associated with increased inventory balances. In the third quarter of fiscal 1995, the Company took steps to adjust its U.S. production; however, customer demand for the International Collection continued to grow. In the fourth quarter of fiscal 1995, it first became apparent that domestic manufacturing workforce reductions would not be sufficient to address the increase in orders for the International Collection and the decrease in demand for domestically-produced footwear, and the Company determined that a plant closure would be required. Therefore, on May 30, 1995 the Board of Directors voted to close its Orange, California manufacturing facility and in July 1995, the Company closed its Orange, California manufacturing facility and recognized restructuring costs of $30.0 million in the fourth quarter of fiscal 1995.

     At May 31, 1995, the restructuring cost liability of $6,084,000 includes an estimated provision of $3,405,000 for involuntary termination benefit for approximately 1,000 employees and $2,679,000 for costs to close the plant and prepare the site for sale. As of May 31, 1995, the Company had paid approximately $79,500 in costs related to the plant closure.

     In the fourth quarter of fiscal 1995, the Company provided $30,047,500 ($28,685,700 after tax, or $2.98 per share) for restructuring related to the closure of its Orange, California manufacturing facility. The estimated provision includes the above mentioned costs, $3,884,000 for estimated loss on sale of the plant site and equipment offset against property held for sale (see note 5) and $20,000,000 of goodwill related to manufacturing know-how eliminated with the plant closure included in the accumulated amortization of the excess of cost over the fair value of net assets acquired (see note 2).

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

4.  INVENTORIES

     Inventories are comprised of the following:

                                                                          MAY 31,
                                                                ---------------------------
                                                                   1994            1995
    Raw materials.............................................  $ 3,467,256     $ 1,978,760
    Work-in-process...........................................      760,679         695,995
    Finished goods............................................    9,092,830      14,322,983
                                                                -----------     -----------
                                                                $13,320,765     $16,997,738
                                                                 ==========      ==========

     Inventories at May 31, 1994 and 1995 are reduced by $324,772 and $600,000, respectively, to reflect lower of cost or market valuation allowances.


     In the fourth quarter of fiscal 1995, the Company wrote-down $6.3 million of inventory. The write-down of inventory consisted of $4.5 million of domestically-produced finished goods and $1.8 million of raw material inventory. Such inventory became impaired as a result of the following events which occurred in the fourth quarter of fiscal 1995: (i) the expanding sales of the International Collection; (ii) the slowing of sales of domestically-produced footwear and related price erosion and discounting; (iii) the decrease in domestic production as a result of the above and the subsequent closure of the Orange, California manufacturing facility; and (iv) the discontinuance of certain domestically-produced product.


5.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of the following:


                                                                         MAY 31,
                                                               ----------------------------
                                                                  1994             1995
    Land.....................................................  $ 3,926,535     $         --
    Buildings and improvements...............................    4,831,986          131,511
    Machinery and equipment..................................    9,442,739        6,866,966
    Store fixtures and equipment.............................    1,265,024        1,392,944
    Automobiles and trucks...................................      446,366          507,836
    Computers, office furniture and equipment................    3,899,957        5,076,750
    Leasehold improvements...................................    3,471,391        3,924,933
                                                               ------------    ------------
                                                                27,283,998       17,900,940
    Less accumulated depreciation and amortization...........   (7,533,712)      (7,153,490)
                                                               ------------    ------------
                                                               $19,750,286     $ 10,747,450
                                                               ============    ============


     Land, building and equipment with a net book value of $9,183,771 related to the Orange, California manufacturing facility has been reclassified to property held for sale net of a $3,884,000 lower of cost or market adjustment (see note
3).

     Included in machinery and equipment and automobiles and trucks at May 31, 1995 are $554,379 of assets held under capital leases. Accumulated amortization of assets held under capital leases at May 31, 1995 totaled $21,435 (see note
10).

     Depreciation expense totaled $1,430,926, $2,453,813 and $2,977,573 for the years ended May 31, 1993, 1994 and 1995, respectively.

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

6.  WORKERS' COMPENSATION

     Effective July 1, 1992, the Company self-insured for workers' compensation claims. In February 1995, the Company posted a $2,304,000 surety bond, as required by California law, to act as security in the event of a default by the Company in the payment of substantiated claims. The surety bond is collateralized by $680,000 of long-term marketable securities which are included in other assets in the accompanying balance sheet as of May 31, 1995. The investments are held in custody by the issuing insurance company, are restricted as to withdrawal or use, and are currently invested in long-term marketable securities bearing interest payable to the Company at 11.68% at May 31, 1995. Prior to the surety bond posted in February 1995, claims were secured by a $2,304,000 irrevocable letter of credit, collateralized by investments in short-term marketable securities included in other assets in the accompanying balance sheet at May 31, 1994. At May 31, 1994 and 1995, there were no outstanding claims and/or demands against the surety bond or letter of credit, respectively (see note 10).

7.  CREDIT FACILITIES AND SHORT-TERM BORROWINGS

     At May 31, 1995, the Company had a $3,000,000 unsecured bank line of credit, of which $2,608,173 was outstanding. The line is utilized to issue letters of credit for product purchases. Fees paid equaled 1/8% of the face amount of the underlying letters of credit (see note 10). Interest is payable at prime plus 3% on letters of credit with extended terms. Certain financial ratios are required under the credit agreement. At May 31, 1995, the Company was in compliance with or had obtained waivers for all such covenants. The line expires on July 15, 1995.

     The Company has a $4,000,000 unsecured line of credit with a South Korean corporation, which is utilized to support product purchases. Assuming full utilization of the line, the Company will pay an effective interest rate of 15.6% per annum on the debt, comprised of (i) an annual fee of 10% payable at the time of the first draw thereunder, and (ii) annual interest of 5.6% on the outstanding debt. The line expires on April 26, 1997. There were no outstanding borrowings under the facility at May 31, 1995.

     In July 1995, the Company entered into a two-year credit agreement with a financial institution for a $10,000,000 secured working capital line. Availability under the line is limited to 75% of eligible accounts receivable (as defined in the agreement). Interest is payable at the bank's prime rate. The credit agreement expires on July 1, 1997.

8.  DEBT

     Long-term debt consists of the following:

                                                                          MAY 31,
                                                                ---------------------------
                                                                   1994            1995
    Senior notes..............................................  $29,000,000     $29,000,000
    Capitalized lease obligations (see note 10)...............           --         532,847
                                                                -----------     -----------
                                                                 29,000,000      29,532,847
    Less current portion......................................           --       7,116,532
                                                                -----------     -----------
                                                                $29,000,000     $22,416,315
                                                                ===========     ===========

     The Senior notes are 9.6% interest only notes due August 1, 1999. Interest is payable semiannually. The Company is required to make annual principal payments of $5,800,000 commencing August 1, 1995 and ending August 1, 1999. The Company may prepay a portion or all of the notes at its option, subject to prepayment premiums. The notes are senior to all unsecured debt of the Company. The note agreements prohibit or restrict the payment of cash dividends and contain certain financial covenants.

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

     The Company failed to comply with certain financial ratios required under the note agreements as of May 31, 1995. The Company's noteholders waived such non-compliance, and have reset the ratios for subsequent periods in connection with the establishment of the secured working capital line of credit in July 1995 (see note 7). In exchange for the waiver the Company has agreed to (1) make the August 1, 1995 payment of principal and interest; (2) pay the proceeds of the sale of the Orange facility to the noteholders; and (3) pay one-half of the proceeds of the tax refund resulting from the write-downs the Company has recorded at May 31, 1995 to the noteholders on or before September 15, 1995 (see note 3). One-half of the tax refund has been included in current portion of senior notes in the accompanying balance sheet at May 31, 1995.

     On August 1, 1995, the Company made principal and interest payments of $5,800,000 and $1,392,000, respectively, to the noteholders.

9.  INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                               YEARS ENDED MAY 31,
                                                     ---------------------------------------
                                                        1993          1994          1995
    Current:
      U. S. Federal................................  $1,184,042     $ 89,267     $(1,972,677)
      State........................................     465,396       75,959           1,600
                                                     -----------    --------      ----------
                                                      1,649,438      165,226      (1,971,077)
                                                     -----------    --------      ----------
    Deferred:
      U.S. Federal.................................    (199,000)     433,000        (369,000)
      State........................................    (136,000)     102,000        (120,000)
                                                     -----------    --------      ----------
                                                       (335,000)     535,000        (489,000)
                                                     -----------    --------      ----------
                                                     $1,314,438     $700,226     $(2,460,077)
                                                     ===========    ========      ==========

     Total income tax expense (benefit) differed from amounts computed by applying the U.S. Federal statutory tax rate of 34% to earnings (loss) before income taxes, as a result of the following:

                                                              YEARS ENDED MAY 31,
                                                   -----------------------------------------
                                                      1993          1994            1995
    Computed "expected" tax expense (benefit)....  $1,368,096     $ 700,827     $(13,462,282)
    Write-off of goodwill........................          --            --        6,800,000
    Compensation under stock option plans........    (607,043)     (182,792)         (30,049)
    Amortization of intangible assets............     557,998       558,052          558,052
    State franchise taxes, net of Federal
      benefit....................................     218,923       117,407          (78,144)
    Benefit from nontaxable FSC income...........    (325,248)     (227,389)         (88,400)
    Research and development tax credit..........          --      (301,616)              --
    Increase in valuation allowance..............          --            --        3,499,000
    Other........................................     101,712        35,737          341,746
                                                   ------------   ---------       ----------
                                                   $1,314,438     $ 700,226     $ (2,460,077)
                                                   ============   =========       ==========

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

     The components of net deferred taxes as of May 31, 1994 and 1995, follow:

                                                                          MAY 31,
                                                                 --------------------------
                                                                    1994            1995
    Deferred tax assets:
         Accounts receivable...................................  $   290,587     $  351,869
         Inventories...........................................      441,746        720,707
         State franchise taxes.................................       70,174             --
         Accrued workers' compensation.........................      654,332        666,840
         Restructuring costs...................................           --      3,824,256
         Intangibles...........................................           --         95,500
         Accrued expenses......................................      135,079        357,864
         Compensation under stock option plans.................      298,840        176,309
                                                                 -----------     ----------
                                                                   1,890,758      6,193,345
         Valuation allowance...................................           --     (3,499,000)
                                                                 -----------     ----------
         Total deferred tax assets.............................    1,890,758      2,694,345
                                                                 -----------     ----------
    Deferred tax liabilities:
         Property, plant and equipment.........................    2,112,727      2,144,147
         State franchise taxes.................................           --        294,012
         Intangibles...........................................      267,031        256,186
                                                                 -----------     ----------
         Total deferred tax liabilities........................    2,379,758      2,694,345
                                                                 -----------     ----------
         Net deferred tax liabilities..........................  $   489,000     $       --
                                                                 ===========     ==========

     During the year ended May 31, 1995, the Company increased its valuation allowance related to deferred tax assets by $3,499,000.

     Based on the Company's current and historical pre-tax results of operations, net of the effects of restructuring costs, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, not offset by a valuation reserve, as of May 31, 1995. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize recorded tax benefits.

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

10.  COMMITMENTS AND CONTINGENCIES


     Litigation. On June 6, 1995, a class action lawsuit was filed in the Federal District Court for the Central District of California alleging violations of the Federal Securities laws by the Company and certain of its present and former officers and directors. On February 6, 1996, the Company reached an agreement-in-principle to settle the class action lawsuit. The proposed settlement provides for the Company's insurance carrier to pay $1,000,000, which comprises the entire settlement amount. The agreement is subject to the execution of definitive settlement documentation and the approval of the Court.


     The Company is involved as both plaintiff and defendant in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters should not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Capital Leases. The Company has capital leases for certain equipment at its distribution center. These leases were discounted using interest rates appropriate at the inception of each lease. Future minimum lease payments for capitalized lease obligations at May 31, 1995 are as follows:

    1996.....................................................................  $ 138,662
    1997.....................................................................    138,662
    1998.....................................................................    138,662
    1999.....................................................................    138,662
    2000.....................................................................    112,801
                                                                               ---------
    Total minimum obligations................................................  $ 667,449
    Less interest............................................................   (134,602)
                                                                               ---------
    Present value of net minimum obligations.................................    532,847
    Less current portion.....................................................    (91,463)
                                                                               ---------
    Long-term obligations at May 31, 1995 (see note 8).......................  $ 441,384
                                                                               =========

     The current portion of capital lease obligations is included in accounts payable in the accompanying balance sheet at May 31, 1995.

     Operating Leases. Substantially all of the Company's retail stores and the Vista manufacturing facility are leased under noncancelable operating leases having original terms in excess of one year. Certain leases are renewable and contain clauses for rent escalation. The future minimum rental payments under noncancelable operating leases are as follows at May 31, 1995:

    1996....................................................................  $ 2,736,000
    1997....................................................................    2,430,000
    1998....................................................................    2,283,000
    1999....................................................................    2,001,000
    2000....................................................................    1,422,000
    Thereafter..............................................................    2,955,000
                                                                              -----------
                                                                              $13,827,000
                                                                              ===========

     The Company also leases certain other equipment on a month-to-month basis. Total rent expense incurred for the years ended May 31, 1993, 1994 and 1995 under all operating leases was approximately $3,365,000, $3,888,000 and $4,279,000, respectively.

     Included in rent expense for each of the years ended May 31, 1993, 1994 and 1995 is $36,000 for the rent of a retail store from The Group, a California general partnership whose partners are former shareholders of

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

VDRC. The Company also incurred rent expense of $39,700, $33,000 and $18,700 for the years ended May 31, 1993, 1994 and 1995, respectively, for the lease of two retail stores owned by members of the immediate family of one of the founders of the Company.

     Employment, Management and Consulting Agreements. At May 31, 1995, the Company had employment agreements with thirteen officers that range from 1-3 years in duration and provide for minimum compensation levels. The minimum salaries payable subsequent to May 31, 1995, through the duration of these agreements, is $3,689,000.

     For the years ended May 31, 1993, 1994 and 1995, the Company incurred approximately $428,000, $754,000 and $1,516,000, respectively, in employment and management expense under the above agreements which is included in cost of goods sold, selling and distribution, and general and administrative expenses in the accompanying consolidated statements of operations. Included in the May 31, 1995 amount is an $850,000 accrual for separation payments in connection with the departure of two senior executives.

     The Company has entered into a management agreement, as amended, with a company owned by a significant stockholder of the Company. The agreement provides for a management fee aggregating $350,000 annually through May 31, 1998. Payments under this agreement are made monthly. Amounts paid under this agreement totaled approximately $350,000 for each of the years in the three-year period ended May 31, 1995.

     License Agreements. The Company has commitments for minimum guaranteed payments under licensing agreements aggregating approximately $16,800, $22,800 and $62,400 at May 31, 1993, 1994 and 1995, respectively. These agreements range from 1-3 years in duration and are payable through July 31, 1997. Approximately $94,000, $110,000, and $214,000 were paid under license agreements during the years ended May 31, 1993, 1994 and 1995, respectively.

     Advertising Agreement. On July 1, 1993, the Company entered into an agreement with an advertising agency to serve as the Company's advertising agent. The agreement required that the Company guarantee the advertising agency minimum annual billings of $180,000 within each 12-month cycle of the agreement. This agreement was terminated June 1, 1995.

     On June 1, 1995, the Company entered into an agreement with an advertising agency to provide advertising planning and support. The agreement requires that the Company pay the agency a minimum of $180,000 annually. The agreement may be terminated by either party with 60 days written notice.

     Workers' Compensation. The Company has self-insured for workers' compensation claims since July 1, 1992. The Company is liable for claims up to $250,000 per incident and maintains insurance for claims in excess of this amount. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. At May 31, 1994 and 1995, the Company had accrued approximately $1,511,000 and $1,540,000, respectively, for these claims.

     Letters of Credit. The Company utilizes letters of credit to back certain purchases of product. These instruments are subject to fees competitively determined in the marketplace.

     Third Party Manufacturing. One manufacturer accounted for approximately one-half of all third-party shoes manufactured during the one year period ended May 31, 1995.

     Bankruptcy of Major Account. In the third quarter of fiscal 1993, the Company increased its provision for doubtful accounts by approximately $525,000 in connection with the bankruptcy action of a major account.

11.  STOCK OPTIONS

     In April 1988, the Company adopted an incentive stock option plan under which the Company may grant to key employees incentive stock options to purchase up to 666,000 shares of the Company's stock (the "1988

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

Incentive Stock Option Plan"). The incentive stock options allow the employee to purchase shares of common stock equal to fair market value at the date of grant. All stock options granted under the plan were exercisable over a period of 3 to 5 years from the date of grant. These options expire 10 years from the date of grant.

     Transactions involving the 1988 Incentive Stock Option Plan are summarized as follows:

                                                                    EXERCISE       NUMBER
                                                                     PRICE           OF
                                                                   PER SHARE       SHARES
    Outstanding at May 31, 1992..................................  $0.17-4.83      425,520
    Options exercised............................................   0.17-4.83     (110,000)
                                                                   ----------     ---------
    Outstanding at May 31, 1993..................................   0.17-4.83      315,520
    Options exercised............................................   0.17-4.83     (194,700)
                                                                   ----------     ---------
    Outstanding at May 31, 1994..................................        4.83      120,820
    Options canceled.............................................        4.83      (10,000)
    Options exercised............................................        4.83      (49,830)
                                                                   ----------     ---------
    Outstanding at May 31, 1995..................................  $     4.83       60,990
                                                                   ==========     =========

     In November 1991, the Board of Directors of the Company adopted a long-term incentive plan under which the Company may grant to key employees incentive stock options, and to directors and consultants nonqualified stock options to purchase up to 1,400,000 shares of the Company's common stock (plus any and all of the remaining shares available for grants of options under the 1988 Incentive Stock Option Plan) until November 2001 (the "1991 Long-Term Incentive Plan"). Stock options granted under the plan are exercisable in varying amounts over the term of the options, and the vesting periods accelerate for certain options upon certain events, but all such options become fully vested no later than 5 years after the date of grant. The exercise price for each option is equivalent to no less than the fair market value of the Company's common stock on the date the option was granted.

     Transactions involving the 1991 Long-Term Incentive Plan are summarized as follows:

                                                                   EXERCISE        NUMBER
                                                                    PRICE            OF
                                                                  PER SHARE        SHARES
    Outstanding at May 31, 1992................................  $11.25-20.50      126,030
    Options canceled...........................................         14.75      (30,990)
    Options granted............................................    6.00-14.50      340,506
                                                                 ------------     --------
    Outstanding at May 31, 1993................................    6.00-20.50      435,546
    Options canceled...........................................    6.00- 9.50      (30,255)
    Options granted............................................    5.63- 7.63      270,750
                                                                 ------------     --------
    Outstanding at May 31, 1994................................    5.63-20.50      676,041
    Options canceled...........................................    6.00-14.75     (102,850)
    Options granted............................................    4.50- 6.38      771,000
                                                                 ------------     --------
    Outstanding at May 31, 1995................................  $ 4.50-20.50     1,344,191
                                                                 ============     ========

     Under separate non-qualified stock option agreements, the Company has granted options to purchase 256,140 shares of the Company's stock at an exercise price ranging from $.17 to $17.75 per share. The excess, if any, of the fair market value of the Company's stock at the date of grant over the exercise price of the option was considered unearned compensation which was amortized and charged to operations over the option's vesting period. As of May 31, 1993, 1994 and 1995, 143,500, 4,860 and 21,950 options, respectively, had been exercised at $.17 per share.

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

     At May 31, 1995, 338,906 share options were exercisable under the Company's stock option plans.

     During the year ended May 31, 1993, the Board of Directors granted certain officers of the Company restricted stock awards representing an aggregate of 21,773 shares of common stock. The shares underlying the stock grants are outstanding at the date of grant. Generally, these shares become fully vested five years from the grant date and remain restricted and non-transferable until such date. During fiscal 1995, stock grants representing 4,000 shares were canceled and 4,000 shares were vested as part of a separation agreement. At May 31, 1995, stock awards representing 13,773 shares remained outstanding.

12.  STOCKHOLDER RIGHTS PLAN

     On February 22, 1994, the Board of Directors of the Company unanimously adopted a Stockholder Rights Plan, pursuant to which it declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the common stock.

     The Rights dividend was payable on March 8, 1994 to the holders of record of shares of common stock on that date. Each Right entitles the registered holder to purchase from the Company 1/100th of a share on the Company's Series A Junior Participating Preferred Stock, par value $.001 per share, 1,500,000 shares authorized and no shares issued or outstanding at May 31, 1995 (the "Series A Preferred Stock"), at a price of $14.00 per 1/100th of a share, subject to adjustment.

     The Rights become exercisable (i) the 10th business day following the date of a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, or (ii) the 10th business day following the commencement of, or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the person or group making the offer becoming an Acquiring Person (the earlier of the dates described in clauses (i) and (ii) being called the "Distribution Date").

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 22, 1997 (the "Scheduled Expiration Date"), unless prior thereto the Distribution Date occurs (in which event the Rights will expire on February 22, 2004), or unless the Scheduled Expiration Date is extended.

     Each share of Series A Preferred Stock purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event the Company's assets are liquidated, the holders of the shares of Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. The Rights Plan was ratified and approved by the Company's stockholders at the 1994 annual meeting of stockholders.

                                   VANS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                          May 31, 1993, 1994 and 1995

13.  EXPORT SALES

     Sales to foreign unaffiliated customers, by major country, were as follows:

                                                              YEARS ENDED MAY 31,
                                                  -------------------------------------------
                                                     1993            1994            1995
    Mexico......................................  $ 8,734,820     $ 4,754,000     $   915,000
    Germany.....................................      519,844         827,000       1,699,000
    Italy.......................................    1,239,155         357,000         366,000
    Japan.......................................    3,492,786       4,355,000       5,544,000
    Canada......................................    3,520,614       1,354,000         608,000
    France......................................      672,307         406,000         360,000
    Panama......................................      644,950              --              --
    United Kingdom..............................      461,000         354,000       1,143,000
    Other.......................................  2,545,728..       1,509,000       2,314,000
                                                  -----------     -----------     -----------
                                                  $21,831,204     $13,916,000     $12,949,000
                                                  ===========     ===========     ===========

     During fiscal years 1993, 1994 and 1995 the Company had net sales of approximately $8,037,000, $4,543,000, and $915,000 (9%, 6% and 1% of total revenues, respectively) from the sale of shoes for distribution to Mexico through Marathon Sports U.S.A., Inc. ("Marathon"). Marathon's accounts receivable balance at May 31, 1994 and May 31, 1995 totaled $2,544,000, or 19% of net accounts receivable and $236,000, or 2% of net accounts receivable, respectively.

     On March 20, 1995, the Company settled its account receivable with Marathon. The agreement required Marathon to (i) pay the Company $600,000 in cash, (ii) return 50,000 pairs of footwear with an estimated fair value of approximately $750,000, and (iii) pay $275,000 pursuant to a six-month promissory note, guaranteed by the owners of Marathon and secured by a Deed of Trust on their personal residence. In connection with this agreement, the Company recorded a $400,000 provision for doubtful accounts in the third quarter of fiscal 1995. The Company continues to sell in Mexico through Marathon on a cash basis pursuant to an agreement which expires on July 31, 1996.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Vans, Inc.:

     We have audited the accompanying consolidated balance sheets of Vans, Inc. and subsidiaries as of May 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vans, Inc. and subsidiaries as of May 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1995, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP

Orange County, California
July 24, 1995, except as to the first paragraph of note 10, which is as of February 6, 1996

                                     NOTES

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................     3
Risk Factors..........................     6
Use of Proceeds.......................    13
Price Range of Common Stock...........    14
Dividend Policy.......................    14
Capitalization........................    15
Selected Consolidated Financial
  Data................................    16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    28
Management............................    41
Certain Relationship..................    44
Principal and Selling Stockholders....    45
Underwriting..........................    47
Legal Matters.........................    48
Experts...............................    48
Additional Information................    48
Available Information.................    48
Incorporation of Certain Documents by
  Reference...........................    49
Index to Consolidated Financial
  Statements..........................   F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                2,600,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE

              SECURITIES CORPORATION

                             MONTGOMERY SECURITIES
                         ROBERTSON, STEPHENS & COMPANY

                                           , 1996

             ------------------------------------------------------

             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq listing fee.


        Registration fee..................................................  $ 14,306
        NASD filing fee...................................................     4,649
        Nasdaq listing fee................................................    17,500
        Blue sky qualification fees and expenses..........................    10,000
        Printing and engraving expenses...................................    80,000
        Legal fees and expenses...........................................   225,000
        Accounting fees and expenses......................................   100,000
        Transfer agent and registrar fees.................................     7,000
        Miscellaneous.....................................................    11,545
                                                                            --------
                  Total...................................................  $470,000
                                                                            ========


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Registrant's Restated Certificate of Incorporation and Restated Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) authorize the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its listed enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Registrant has purchased an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities arising under the Securities Act or otherwise.

ITEM 16.  EXHIBITS


 EXHIBIT NO.                                 EXHIBIT DESCRIPTION
- -------------  --------------------------------------------------------------------------------
 *    1.1      Form of Underwriting Agreement (draft dated May 10, 1996)
(1)   3.1      Restated Certificate of Incorporation of the Registrant, dated August 30, 1991
(1)   3.1.1    Certificate of Retirement of Class A and Class B Preferred Stock of the
               Registrant, dated August 29, 1991
(1)   3.2      Restated By-laws of the Registrant
(3)   3.2.1    Amendment No. 1 of Restated By-laws of the Registrant
(3)   3.2.2    Amendment No. 2 of Restated By-laws of the Registrant
(5)   3.3      Certificate of Designation of Preferences and Rights of Series A Junior
               Participating Preferred Stock of the Registrant
      4.1      Reference is made to Exhibits 3.1 and 3.2
(5)   4.2      Specimen Stock Certificate
(1)   4.12     Note Purchase Agreement, dated as of August 21, 1991, between the Registrant and holders of the Registrant's Senior Notes due August 1, 1999 (executed composite)
(3)   4.12.1   Amendment No. 1 to the Note Purchase Agreement, dated as of August 5, 1993, by and between the Registrant and Teachers Insurance and Annuity Association (the
               "Teachers Note Agreement")
(3)   4.12.2   Amendment No. 2 to Note Purchase Agreement, dated as of August 9, 1993, by and among the Registrant and Connecticut General Life Insurance Company, Connecticut
               General Life Insurance Company, on behalf of one or more separate accounts, and
               Life Insurance Company of North America (the "CIGNA Note Agreement")
(2)   4.12.3   Amendment No. 2 to the Teachers Note Agreement, dated as of December 15, 1993
(2)   4.12.4   Amendment No. 2 to the CIGNA Note Agreement, dated as of December 20, 1993
(6)   4.12.5   Amendment No. 3 to the Teachers Note Agreement, dated as of May 13, 1994
(6)   4.12.6   Amendment No. 3 to the CIGNA Note Agreement, dated as of May 23, 1994
(7)   4.12.7   Modification Letter, dated as of July 1, 1995, by and among the Registrant,
               Teachers and Cigna
(8)   4.12.8   Modification Letter No. 2, dated as of August 25, 1995, by and among the
               Registrant, Teachers and Cigna
 *    4.12.9   Modification Letter No. 3, dated as of March 29, 1996, by and among the
               Registrant, Teachers and Cigna
(4)   4.13     Form of Preferred Stock Purchase Rights Certificate
(4)   4.14     Rights Agreement, dated as of February 22, 1994, by and between the Registrant and Chemical Trust Company of California, as Rights Agent
 *    5.1      Opinion of Cooley Godward Castro Huddleson & Tatum
 *    10.1     Amendments No. 1, 2 and 3, dated as of August 2, 1995, January 5, 1996 and March
               20, 1996, respectively, to Agreement, dated as of April 26, 1995, by and among the Registrant and Ssangyong Corporation
 *    10.2     Fourth Amendment, dated April 11, 1996, to Loan and Security Agreement, dated as of July 1, 1995, by and among the Registrant and Bank of the West
      11.1     Computation of Earnings Per Share
      23.1     Consent of Independent Auditors
 *    23.2     Consent of Cooley Godward Castro Huddleson & Tatum. Reference is made to Exhibit
               5.1
 *    23.3     Consent of Craig E. Gosselin
 *    24       Power of Attorney (reference is made to the Signature Page)
 *    27       Financial Data Schedule


- ------------------------------
 *  Previously filed

(1) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended May 31, 1992, and incorporated herein by this reference

(2) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended November 28, 1993, and incorporated herein by this reference

(3) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended May 31, 1993, and incorporated herein by this reference

(4) Filed as an exhibit to the Registrant's Form 8-A Registration Statement (SEC File No. 0-19402), and incorporated herein by this reference

(5) Filed as an exhibit to the Registrant's Report on Form 8-K, dated February 15, 1994, and incorporated herein by this reference

(6) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended May 31, 1994, and incorporated herein by this reference

(7) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended May 31, 1995 and incorporated herein by this reference

(8) Filed as an exhibit to the Registrant's Report on Form 8-K, dated October 17, 1995, and incorporated herein by this reference

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ORANGE, COUNTY OF ORANGE, STATE OF CALIFORNIA, ON THE 21ST DAY OF MAY, 1996.


                                          VANS, INC.

                                          By: /s/    WALTER E. SCHOENFELD*

                                            ------------------------------------
                                                    Walter E. Schoenfeld
                                               President and Chief Executive
                                                           Officer
                                               (Principal Executive Officer)

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                                TITLE                       DATE
    /s/    WALTER E. SCHOENFELD*           President, Chief Executive       May 21, 1996
- -------------------------------------        Officer and Director
        Walter E. Schoenfeld                 (Principal Executive
                                             Officer)
     /s/        KYLE B. WESCOAT            Vice President and Chief         May 21, 1996
- -------------------------------------        Financial Officer
           Kyle B. Wescoat                   (Principal Financial and
                                             Accounting Officer)
     /s/      GEORGE E. MCCOWN*            Director and Chairman of the     May 21, 1996
- -------------------------------------        Board
          George E. McCown

     /s/      DAVID E. DE LEEUW*           Director and Vice Chairman of    May 21, 1996
- -------------------------------------        the Board
          David E. De Leeuw

     /s/     GARY H. SCHOENFELD*           Executive Vice President,        May 21, 1996
- -------------------------------------        Chief Operating Officer and
         Gary H. Schoenfeld                  Director

     /s/      PHILIP H. SCHAFF, JR.*       Director                         May 21, 1996
- -------------------------------------
        Philip H. Schaff, Jr.

       /s/    WILBUR J. FIX*               Director                         May 21, 1996
- -------------------------------------
            Wilbur J. Fix

   /s/    ROBERT B. HELLMAN, JR.*          Director                         May 21, 1996
- -------------------------------------
       Robert B. Hellman, Jr.

        /s/    JAMES R. SULAT*             Director                         May 21, 1996

- -------------------------------------
           James R. Sulat

    /s/   KATHLEEN M. GARDARIAN*           Director                         May 21, 1996
- -------------------------------------
        Kathleen M. Gardarian

     /s/       PETER M. HUSTING*           Director                         May 21, 1996
- -------------------------------------
          Peter M. Husting

         /s/  LISA M. DOUGLAS*             Director                         May 21, 1996
- -------------------------------------
           Lisa M. Douglas

        *By:    KYLE B. WESCOAT
- -------------------------------------
           Kyle B. Wescoat
          Attorney-In-Fact

                                 EDGAR APPENDIX


GRAPHIC ON INSIDE COVER PAGE

Photograph of person wearing VANS shoes sitting on front bumper of a car. The car's license plate reads "SINCE 66."

GRAPHICS ON FOLD-OUT OF INSIDE COVER PAGE.

TEXT AT TOP OF PAGE:

As a key element of the VANS marketing strategy, the Company sponsors over 100 of the world's top athletes in alternative sports such as skateboarding, snowboarding and BMX bicycling. These athletes reinforce the Company's authenticity and credibility with its core customers and generate exposure of the VANS brand at sporting events, in magazines and on sports-related television programming.

Photograph of Steve Caballero captioned
"STEVE CABALLERO Skateboarding Champion and holder of the "Big Air" world record."

Photograph of Shaun Palmer captioned
"SHAUN PALMER One of the world's top professional snowboarders."

Photograph of Pete Loncarevich captioned
"PETE LONCAREVICH Top BMX racer for over a decade."

Five photographs of VANS shoes from the Company's catalogue: the Lucy(TM), the Razor(TM), the Trench(TM), the Classic slip-on, and the Authentic(TM).

INSIDE BACK COVER

Photograph of crowd watching the vertical ramp competition at the 1995 World Championships of Skateboarding at Newport Beach, California.

                               INDEX TO EXHIBITS


                                                                                           SEQUENTIALLY
      EXHIBIT                                                                               NUMBERED
      NUMBER                              EXHIBIT DESCRIPTION                                 PAGE
      -------  --------------------------------------------------------------------------
 *    1.1      Form of Underwriting Agreement (draft dated May 10, 1996).................
(1)   3.1      Restated Certificate of Incorporation of the Registrant, dated August 30,
               1991......................................................................
(1)   3.1.1    Certificate of Retirement of Class A and Class B Preferred Stock of the
               Registrant, dated August 29, 1991.........................................
(1)   3.2      Restated By-laws of the Registrant........................................
(3)   3.2.1    Amendment No. 1 of Restated By-laws of the Registrant.....................
(3)   3.2.2    Amendment No. 2 of Restated By-laws of the Registrant.....................
(5)   3.3      Certificate of Designation of Preferences and Rights of Series A Junior
               Participating Preferred Stock of the Registrant...........................
      4.1      Reference is made to Exhibits 3.1 and 3.2.................................
(5)   4.2      Specimen Stock Certificate................................................
(1)   4.12     Note Purchase Agreement, dated as of August 21, 1991, between the
               Registrant and holders of the Registrant's Senior Notes due August 1, 1999
               (executed composite)......................................................
(3)   4.12.1   Amendment No. 1 to the Note Purchase Agreement, dated as of August 5,
               1993, by and between the Registrant and Teachers Insurance and Annuity
               Association (the "Teachers Note Agreement")...............................
(3)   4.12.2   Amendment No. 2 to Note Purchase Agreement, dated as of August 9, 1993, by and among the Registrant and Connecticut General Life Insurance Company,
               Connecticut General Life Insurance Company, on behalf of one or more separate accounts, and Life Insurance Company of North America (the "CIGNA
               Note Agreement")..........................................................
(2)   4.12.3   Amendment No. 2 to the Teachers Note Agreement, dated as of December 15,
               1993......................................................................
(2)   4.12.4   Amendment No. 2 to the CIGNA Note Agreement, dated as of December 20,
               1993......................................................................
(6)   4.12.5   Amendment No. 3 to the Teachers Note Agreement, dated as of May 13,
               1994......................................................................
(6)   4.12.6   Amendment No. 3 to the CIGNA Note Agreement, dated as of May 23, 1994.....
(7)   4.12.7   Modification Letter, dated as of July 1, 1995, by and among the
               Registrant, Teachers and Cigna............................................
(8)   4.12.8   Modification Letter No. 2, dated as of August 25, 1995, by and among the
               Registrant, Teachers and Cigna............................................
 *    4.12.9   Modification Letter No. 3, dated as of March 29, 1996, by and among the
               Registrant, Teachers and Cigna............................................
(4)   4.13     Form of Preferred Stock Purchase Rights Certificate.......................
(4)   4.14     Rights Agreement, dated as of February 22, 1994, by and between the
               Registrant and Chemical Trust Company of California, as Rights Agent......
 *    5.1      Opinion of Cooley Godward Castro Huddleson & Tatum........................
 *    10.1     Amendments No. 1, 2 and 3, dated as of August 2, 1995, January 5, 1996 and
               March 20, 1996, respectively, to Agreement, dated as of April 26, 1995, by and among the Registrant and Ssangyong Corporation........................
 *    10.2     Fourth Amendment, dated April 11, 1996, to Loan and Security Agreement, dated as of July 1, 1995, by and among the Registrant and Bank of the
               West......................................................................
      11.1     Computation of Earnings Per Share.........................................
      23.1     Consent of Independent Auditors...........................................
 *    23.2     Consent of Cooley Godward Castro Huddleson & Tatum. Reference is made to
               Exhibit 5.1...............................................................
 *    23.3     Consent of Craig E. Gosselin..............................................
 *    24       Power of Attorney (reference is made to the Signature Page)...............
 *    27       Financial Data Schedule...................................................